           AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 8, 2000

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            SKYSTREAM NETWORKS INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

            DELAWARE                           3576                          77-0433769
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL   (I.R.S. EMPLOYER IDENTIFICATION
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)                NUMBER)

                                 555 CLYDE AVE.
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 390-8800
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                 JAMES D. OLSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            SKYSTREAM NETWORKS INC.
                                 555 CLYDE AVE.
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 390-8800
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

             ROBERT P. LATTA, ESQ.                        ROBERT V. GUNDERSON, JR., ESQ.
            TED S. HOLLIFIELD, ESQ.                              ANDREW BAW, ESQ.
             G. SCOTT GIESLER, ESQ.                         BRETT A. NISSENBERG, ESQ.
        WILSON SONSINI GOODRICH & ROSATI                     MATTHEW C. BONNER, ESQ.
            PROFESSIONAL CORPORATION                   GUNDERSON DETTMER STOUGH VILLENEUVE
               650 PAGE MILL ROAD                           FRANKLIN & HACHIGIAN, LLP
              PALO ALTO, CA 94304                             155 CONSTITUTION DRIVE
                 (650) 493-9300                                MENLO PARK, CA 94025
                                                                  (650) 321-2400

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ] _______
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
TITLE OF EACH CLASS                                    PROPOSED MAXIMUM                     AMOUNT OF
OF SECURITIES TO                                      AGGREGATE OFFERING                  REGISTRATION
BE REGISTERED                                              PRICE(1)                            FEE
----------------------------------------------------------------------------------------------------------------
Common Stock ($0.001 par value)...............            $93,150,000                        $24,592
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                Subject to Completion. Dated             , 2000.

                                            Shares

                                [SkyStream Logo]

                                  Common Stock
                             ----------------------

     This is an initial public offering of shares of common stock of SkyStream
Networks Inc. All of the           shares of common stock are being sold by
SkyStream Networks.

     Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price will be
between $     and $     per share. Application has been made for quotation of
our common stock on the Nasdaq National Market under the symbol "SSNW".

     See "Risk Factors" beginning on page 5 to read about factors you should consider before buying shares of the common stock.

                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                                                              Per Share     Total
                                                              ---------    --------
Initial public offering price...............................  $            $
Underwriting discount.......................................  $            $
Proceeds, before expenses, to SkyStream Networks............  $            $

     To the extent the underwriters sell more than           shares of common
stock, the underwriters have the option to purchase up to an additional shares from SkyStream Networks at the initial public offering price less the underwriting discount.

                             ----------------------

     The underwriters expect to deliver the shares against payment in New York,
New York on             , 2000.

GOLDMAN, SACHS & CO.
                          ROBERTSON STEPHENS
                                                DAIN RAUSCHER WESSELS
                             ----------------------

                      Prospectus dated             , 2000.

                                    SUMMARY

     This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially "Risk Factors" beginning on page 5. Unless otherwise indicated, this prospectus assumes that the underwriters do not exercise their option to purchase additional shares in this offering. In addition, unless otherwise indicated, this prospectus gives effect to the automatic conversion of our outstanding preferred stock into common stock upon the closing of the offering and a three-for-two stock split of all outstanding shares of our Common Stock and Preferred Stock effected in March 2000.

                            SKYSTREAM NETWORKS INC.

     We develop and sell a new category of networking products that enable the Internet to connect with broadcast networks, such as cable, satellite and digital television networks. This converged network, called the Broadcast Internet, enhances the delivery of multimedia-rich and other data intensive content. Our products enable service providers to combine the quality, scalability and efficiency of broadcast networks with the interactivity and personalization of the Internet to deliver multimedia-rich content simultaneously to a large number of users.

     We enable the Broadcast Internet through our source media routers, which aggregate and distribute content across broadcast networks, and edge media routers, which receive content from broadcast networks and redistribute this content over the existing Internet infrastructure. We also develop Broadcast Internet management software that manages content delivery across the converged network. We produce our source media routers and we currently procure our edge media routers from an original equipment manufacturer.

     Our source media routers enable broadcasters to combine Internet content with their existing video programming through standards based interoperable interfaces. These media routers also connect to a broad range of proprietary legacy broadcast equipment as well as non-proprietary standards based equipment. With our fully interoperable platform, broadcast service providers can quickly add new revenue generating data services. At the same time, they can lower their infrastructure costs by purchasing non-proprietary best-of-breed standards based equipment and connecting it to their network by using our source media router.

     Our products are used by broadcast service providers, Internet service providers, telecommunication service providers and content distribution providers around the world. With our products, cable, satellite and digital television broadcasters can use the Broadcast Internet to offer multicast high speed Internet services, such as live webcasts, streaming audio/video and web caching, or interactive Internet applications, such as video enhanced commerce and online learning. Internet service providers, telecommunication service providers and content distribution providers can use our products to leverage the Broadcast Internet as an additional high speed backbone to deliver multimedia content closer to the user. Our products have been sold to over 60 service providers around the world as of December 31, 1999. Direct and indirect customers of our products include Cablecom Engineering AG, EchoStar Communications, iBEAM Broadcasting, Intel, International Datacasting Corporation, Loral-CyberStar, NAGRA-Kudelski and Pacific Century CyberWorks. We sell our products through a direct sales force as well as through system integrators and resellers. For the year ended December 31, 1999, our revenues were $8.5 million.

     We believe that the Internet will experience substantial growth in content that incorporates rich graphics and audio/video streams, requiring a significant increase in the bandwidth required to deliver this content. Historically, the Internet has been used for e-mail and basic information retrieval, which are point-to-point exchanges between a user and a host server. Increasingly, new applications are emerging, such as online learning and live webcasts, that require content to simultaneously reach up to millions of users. The current Internet infrastructure is not designed to efficiently handle the delivery of this new richer content or to support the multicasting needs of emerging applications. Broadcast networks have been built to optimize the transmission of rich content to large numbers of users in a predictable, reliable and scalable manner and present the opportunity to create the Broadcast Internet. The Yankee Group, a global market research firm, has forecast that the market opportunity for equipment that can enable this combined network will grow to approximately $3.7 billion by 2003, from virtually nothing in 1998.

     Our solutions optimize broadcasters' available bandwidth and seamlessly interoperate with existing equipment. We believe that web site owners will quickly adapt to the availability of significant additional network capacity and quality by enhancing their web sites and services through the inclusion of new levels of full motion video, high quality sound and photo quality graphics. In addition, our solutions make it possible for the broadcaster and the Internet service provider to offer new interactive and personalized services and thereby profit from incremental revenues without making fundamental changes to their infrastructure.

     Our objective is to become the leading global provider of hardware and software that delivers traditional Internet and broadcast media content over the Broadcast Internet in an efficient, predictable and scalable manner. The key elements of our strategy are to:

     - extend our leadership in enabling the Broadcast Internet;

     - create and enhance an open platform for the Broadcast Internet;

     - drive Broadcast Internet adoption across a broad range of industry segments;

     - leverage and expand our industry and customer relationships; and

     - optimize our customers' economic models for delivery of content and value added services.

     We were incorporated in California in February 1996 and reincorporated in Delaware as SkyStream Networks Corporation in January 2000. In March 2000, we changed our name to SkyStream Networks Inc. Our principal executive offices are located at 555 Clyde Avenue, Mountain View, California 94043, and our telephone number is (650) 390-8800.

                                  THE OFFERING

Shares offered......................                    shares

Shares to be outstanding after the
offering............................               shares

Proposed Nasdaq National Market
symbol..............................     "SSNW"

Use of proceeds.....................     For general corporate purposes,
                                         including working capital, repayment of
                                         indebtedness and capital expenditures
                                         and potential acquisitions of, or
                                         investments in, complementary
                                         businesses, technologies or products.
---------------
The calculation of the number of shares outstanding after this offering is based on information as of December 31, 1999 and excludes:

     - 2,572,449 shares of common stock issuable upon exercise of options outstanding, of which 743,640 shares were exercisable as of December 31, 1999 under our 1996 Stock Option Plan at a weighted average exercise price of $0.33 per share;

     - 1,674,283 shares available for future issuance under our 1996 Stock Option Plan as of December 31, 1999;

     - 400,000 shares available for issuance under our 2000 Director Stock Option Plan;

     - 500,000 shares available for issuance under our 2000 Employee Stock Purchase Plan; and

     - 68,078 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $2.75 per share.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                                 (IN THOUSANDS)

     The consolidated balance sheet data displayed in the pro forma as adjusted data reflects our sale of shares of common stock offered by this prospectus at
an assumed initial public offering price of $     per share and the application
of our net proceeds from the offering, after deducting the underwriting discount and estimated offering expenses payable by us, as described in "Use of Proceeds" and the conversion of all outstanding shares of our preferred stock into common stock.

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                    --------------------------------------
                                                    1996      1997       1998       1999
                                                    -----    -------    -------    -------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues..........................................  $  34    $    71    $ 1,256    $ 8,518
Gross profit (loss)...............................     30       (170)       597      5,872
Operating loss....................................   (355)    (2,503)    (5,020)    (6,829)
Net loss..........................................   (362)    (2,401)    (5,022)    (6,621)

                                                                 DECEMBER 31, 1999
                                                              -----------------------
                                                                           PRO FORMA
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents, and short-term investments..........  $ 14,443     $
Working capital.............................................    13,996
Total assets................................................    19,399
Long-term obligations, less current portion.................       937
Stockholders' equity (deficit)..............................   (11,989)

                                  RISK FACTORS

     This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the risks described below before making an investment decision. If any of the following risks actually occurs, our business, financial condition and results of operations could be seriously harmed. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment.

WE HAVE LOST MONEY IN THE PAST AND MAY EXPERIENCE LOSSES IN THE FUTURE, WHICH COULD PREVENT US FROM GROWING OR SUSTAINING OUR BUSINESS AND MAY CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE.

     We have not achieved profitability in any previous quarter, and given our planned level of expenses, we expect to continue to incur operating losses for the foreseeable future. If we incur losses, the market price of our common stock may decline substantially. We have incurred significant losses since inception and expect to incur losses in the future. We lost $362,000 for the year ended December 31, 1996, $2.4 million for the year ended December 31, 1997, $5.0 million for the year ended December 31, 1998 and $6.6 million for the year ended December 31, 1999. We had an accumulated deficit of $14.4 million as of December 31, 1999. We expect to continue to incur significant product development, sales and marketing and administrative expenses. In particular, we anticipate that our expenses will increase substantially in the next 12 months as we:

     - increase our sales and marketing activities, particularly by expanding our direct sales force;

     - develop our technology, expand our existing product lines and add new features to penetrate the Broadcast Internet market; and

     - develop additional infrastructure and hire additional management to keep pace with our growth.

     Our operating expenses are largely based on currently anticipated revenue trends, which may not be realized, and a high percentage of our expenses are and will continue to be fixed in the short term. We will need to generate significant revenues to achieve profitability. If our revenue growth is slower than we anticipate or our expenses exceed our expectations, our losses will significantly increase. We may never achieve profitability. Even if we were to achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

BECAUSE WE HAVE A LIMITED OPERATING HISTORY, WE MAY BE UNABLE TO ACCURATELY EVALUATE OUR BUSINESS AND FORECAST OUR PROSPECTS, WHICH MAY PREVENT US FROM ACHIEVING OUR EXPECTED OPERATING RESULTS.

     As a result of our limited operating history, it is difficult to forecast accurately our revenues, and we have limited meaningful historical financial data upon which to base planned operating expenses. Specifically, we began operations in July 1996, introduced our first source media router product in February 1998 and began volume shipping in that quarter. The revenue and income potential of our products and business is unproven and the market that we are addressing is rapidly evolving. If we do not achieve our expected revenues, our operating results will be below our expectations and the expectations of investors and market analysts, which could cause the price of our common stock to decline.

THE UNPREDICTABILITY OF OUR QUARTERLY RESULTS, EFFECTED IN PARTICULAR BY THE TIMING OF CUSTOMER ORDERS, MAY ADVERSELY AFFECT THE TRADING PRICE OF OUR COMMON STOCK.

     Our revenues and operating results will vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control and any of which may cause our stock price to fluctuate. These include the timing of customer orders for our source media router products, new product introductions by our competitors and general economic conditions as well as those specific to the Internet and related industries.

     Our revenues and operating results depend upon the volume and timing of customer orders and the date of product delivery. Historically, a substantial portion of revenues in a given quarter have been recorded in the third month of that quarter, with a concentration of these revenues in the last two weeks of the third month. We expect this trend to continue and, therefore, any failure or delay in the closing of orders would harm our quarterly operating results.

     We plan to increase significantly our operating expenses to fund greater levels of research and development, expand our sales and marketing operations, broaden our customer support capabilities and develop new distribution channels. We also plan to expand our general and administrative functions to address the increased reporting and other administrative demands, that will result from being a publicly traded company and the increasing size of our business. Our operating expenses are largely based on anticipated revenue trends and a high percentage of our expenses are, and will continue to be, fixed in the short term. As a result, a delay in generating or recognizing revenue for the reasons set forth above, or for any other reason, could cause significant variations in our operating results from quarter to quarter and could result in substantial operating losses.

     Due to the foregoing factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarters, our operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock may fall.

THE BROADCAST INTERNET MARKET IS STILL EMERGING AND OUR BUSINESS WILL BE SERIOUSLY HARMED IF IT DOES NOT DEVELOP AS WE EXPECT.

     The Broadcast Internet market is new and rapidly evolving. If the Broadcast Internet fails to gain widespread acceptance among broadcast service providers for offering multicast high speed Internet services and interactive multimedia-rich Internet applications or among Internet service providers, telecommunication service providers and content distribution providers as an additional high-speed backbone to deliver multimedia content, our business and operating results will be seriously harmed. Acceptance of our products by service providers is dependent upon consumer demand for new forms of interactive multimedia content and for multimedia-rich and data intensive content over the Internet. Market demand for these types of content is subject to a high level of uncertainty and is dependent on a number of factors, including:

     - the growth in consumer access to interactive technologies such as the Internet;

     - consumer acceptance of new interactive technologies;

     - continued development of multimedia content that is desired by consumers;

     - consumer willingness to pay for access to new interactive technologies;
       and

     - increases in user bandwidth.

     If this market does not develop, develops more slowly than we expect, or fails to achieve or sustain a significant level of sales, our business will be seriously harmed. In addition, critical issues concerning the use of the Internet, including security, reliability, cost, ease of access, quality of service and regulatory initiatives, remain unresolved and are also likely to affect the development of the market for our services.

OUR FUTURE GROWTH AND A SIGNIFICANT PORTION OF OUR FUTURE REVENUE DEPEND ON THE SUCCESS OF OUR MEDIA ROUTER PRODUCTS, WHICH ARE THE ONLY VOLUME PRODUCTS THAT WE CURRENTLY OFFER.

     Our media router products are currently our only volume products, and if they fail to gain market acceptance, our revenues will not increase and our operating results will be seriously harmed. We only began shipping our first source media router in February 1998, and the product line may never gain widespread market acceptance. Our products are primarily used by broadcast service providers, Internet service providers, telecommunications service providers and content delivery service providers. Our future success is substantially dependent upon whether our solutions gains widespread market acceptance by such potential customers, of which there are a limited number, and by end users of their services. The acceptance of our products by service providers may also depend on their acceptance and deployment in their networks of complementary digital subscriber line, cable and wireless digital transmission technologies. Many potential customers who have evaluated our media routers have not yet deployed the product in production network environments and may choose not to deploy our current product or any of our future products. Even when customers do purchase and deploy our product, due to the variety and complexity of network environments in which a media router is installed, it may not operate as expected. Failure of our media routers to operate as expected could delay or prevent their volume deployment, which could decrease our revenues and increase our expenses as we devote additional development resources to improving product performance and customer support and satisfaction. The success of our media routers will also depend on:

     - the realization of network infrastructure cost efficiencies for our customers when our media router products are deployed;

     - our successful development of systems and software that address customer infrastructure requirements; and

     - our customers' ability to integrate value added services into their networks.

WE DERIVE OUR REVENUES FROM A SMALL NUMBER OF CUSTOMERS, AND ANY DECREASE IN REVENUES FROM A MAJOR CUSTOMER COULD SERIOUSLY HARM OUR BUSINESS.

     Our revenues to date have been recognized from a small number of customers. Purchases by large customers and, therefore, our revenues, may vary significantly from quarter to quarter. The loss of any one of our major customers or a reduction or delay in purchases of our products from any one of these customers would cause our revenues to decline and could seriously harm our business. Revenues from our five largest and ten largest customers accounted for 66% and 77% of our total revenues for the year ended December 31, 1999. Revenues from significant customers as a percentage of our total revenues for the year ended December 31, 1999 were as follows:

                                                            YEAR ENDED
                                                         DECEMBER 31, 1999
                                                         -----------------
EchoStar Communications................................         38%
International Datacasting Corporation..................         12%
Cablecom...............................................         10%

     We expect that the majority of our revenues will continue to depend on sales to a small number of customers, and these customers may change from quarter to quarter. We have no long-term contracts with any customers for the purchase of our products, and customers may reduce or discontinue purchases at any time. Customers may also delay or cancel purchase orders without penalty.

     In addition, because we are dependent on a limited number of customers, we expect to experience volatility relating to the budgeting cycles of our customers and the communications industry in general. Adverse changes in our revenues or operating results as a result of these budgeting cycles or any other reduction in capital expenditures by our large customers could substantially reduce the trading price of our common stock.

     Increasingly, our customers tend to be significantly larger than us and are able to exert a high degree of influence over us. They have sufficient bargaining power to demand low prices and other terms and conditions that may negatively affect our business and results of operations.

THE LONG SALES CYCLE FOR OUR PRODUCTS MAY CAUSE OUR REVENUES AND OPERATING RESULTS TO VARY SIGNIFICANTLY FROM QUARTER TO QUARTER.

     The sales cycle for our media router products is typically between one and six months. If we experience delays in customer orders as a result of the long sales cycle for our products, our revenues in a given quarter may not meet market expectations. In addition, we may have incurred substantial sales and marketing expenses during that quarter, without the anticipated offsetting revenues. As a result, delays resulting from our lengthy sales cycle could reduce our revenues and decrease our profits, or result in a loss. Throughout the sales cycle, we often spend considerable time and resources educating and providing information to prospective customers regarding the use and benefits of our products. Even after making the decision to purchase our products, our customers may delay or cancel the deployment of our products. Timing of deployment is unpredictable, can vary widely and depends on a number of factors, many of which are beyond our control, including:

     - a customer's current network deployment procedures;

     - a customer's level of expertise;

     - the degree of hardware and software integration necessary for a customer to deploy our products; and

     - a customer's financial and administrative resources.

IF OUR PRODUCTS DO NOT INTEROPERATE WITH OUR CUSTOMERS' NETWORKS, INSTALLATIONS COULD BE DELAYED OR CANCELLED, WHICH WOULD SERIOUSLY HARM OUR BUSINESS.

     Our products are designed to interface with our customers' existing networks, each of which has different specifications and utilizes multiple protocol standards. Many of our customers' networks contain multiple generations of products that have been added over time as these networks have grown and evolved. Our products must interoperate with all of the products within these networks as well as future products in order to meet our customers' requirements. If we find errors in the existing software used in our customers' networks, we must modify our software to fix or overcome these errors so that our products will interoperate and scale with the existing software and hardware. Due to the complexity and variety of equipment that comprise the networks of our current and potential customers, it may be difficult or impossible to identify the source of incompatabilities. If our products do not interoperate with those of our customers' networks, installations could be delayed or orders for our products could be cancelled. In addition, equipment in the network other than our products may encounter compatability problems as a result of the introduction of our products into a network. In that case, we could incur additional expenses or lose potential revenue as a result of latent incompatabilities in the equipment of other vendors. This could also seriously harm our reputation, which would seriously harm our business and prospects.

IF WE FAIL TO DEVELOP NEW PRODUCTS AND PRODUCT ENHANCEMENTS THAT WILL ACHIEVE MARKET ACCEPTANCE, OUR SALES WILL SUFFER AND OUR BUSINESS MAY FAIL.

     We cannot assure you that we will be able to develop new products or product enhancements in a timely manner, or at all. Any failure to develop new products or product enhancements will substantially decrease market acceptance and sales of our present and future products which will significantly reduce our revenues and harm our operating results. Even if we are able to develop and commercially introduce new products and enhancements, we cannot assure you that the new products or enhancements will achieve widespread market acceptance. Any failure of our future products to achieve market acceptance would reduce our revenues and seriously harm our operating results.

OUR PRODUCTS ARE NEW AND FACE RAPID TECHNOLOGICAL CHANGES AND EVOLVING STANDARDS, AND IF WE DO NOT RESPOND IN A TIMELY MANNER, OUR BUSINESS COULD BE SERIOUSLY HARMED.

     The Internet infrastructure market is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. In developing our products, we have made, and will continue to make, assumptions with respect to which standards will be adopted by our customers and competitors. If the standards adopted are different from those which we have chosen to support, including the Moving Picture Experts Group, or MPEG, standard and the digital video broadcast standard, market acceptance of our products may be significantly reduced or delayed and our business will be seriously harmed. In addition, the introduction of products embodying new technologies and the emergence of new industry standards could render our existing products obsolete.

WE MAY EXPERIENCE INCREASED COMPETITION FROM COMPANIES IN THE COMMUNICATIONS NETWORKING MARKET AND IN THE BROADCAST NETWORK EQUIPMENT INDUSTRY, WHICH COULD CAUSE REDUCED SALES LEVELS AND RESULT IN PRICE REDUCTIONS, REDUCED GROSS MARGINS OR LOSS OF MARKET SHARE.

     The Broadcast Internet is new and rapidly evolving, and we expect this market to become highly competitive in the future. We anticipate that other companies will expand into our market in the future and introduce competitive products. We also face indirect competition from public and private companies providing products that attempt to solve similar broadcast and Internet network problems to those that our products address. The development of alternative solutions to broadcast and Internet network problems by competitors, particularly systems companies who also manufacture components, could significantly limit our growth.

     The Internet infrastructure market has historically been dominated by companies such as Cisco Systems, Lucent Technologies and Nortel Networks. The broadcast network equipment market has historically been dominated by companies such as General Instrument, Harmonic and Scientific-Atlanta. These are large public companies that have longer operating histories and significantly greater financial, technical, marketing and other resources than we have. As a result, these companies are able to devote greater resources to the development, promotion, sale and support of their products. In addition, our competitors that have large market capitalizations or cash reserves are much better positioned than we are to acquire other companies that may have new technologies or products that may displace our product lines. Any of these acquisitions could give our competitors a strategic advantage. In addition, we believe that the Broadcast Internet industry is likely to encounter consolidation in the future. Such consolidation could lead to the formation of more formidable competitors.

     Many of our potential competitors have significantly more established sales and customer support organizations than we do. In addition, many of our competitors have much greater name recognition and have more extensive customer bases, better developed distribution channels and broader product offerings than our company. These companies can use their customer bases and broader product offerings and adopt aggressive pricing policies to gain market share. We expect to encounter potential customers that, due to existing relationships with our competitors, are committed to the products offered by these competitors. As a result, these potential customers may not consider purchasing our products.

     In addition, a number of private companies have developed products to address problems similar to those our products address. With respect to our source media router products, our competitors include Harmonic, Logic Innovations and Thomcast. We currently procure our edge media routers from BroadLogic, an original equipment manufacturer, on a purchase order basis. BroadLogic also sells a similar product under their own name, which could result in our competing with BroadLogic for the same customers. With respect to our edge media router products, our competitors include Harmonic and ViaCast Networks, Inc. With respect to our Broadcast Internet management software, we believe that we may encounter competition from The Fantastic Corporation, KenCast, NDS Group plc and Starburst Software.

     Existing and potential customers are also our potential competitors. These customers may develop or acquire additional competitive products or technologies in the future, which may cause them to reduce or cease their purchases from us.

     As a result of these factors, we expect that competitive pressures may result in lower prices, reduced margins and loss of market share. See "Business -- Competition" for detailed information about our competition.

WE EXPECT AVERAGE SELLING PRICES AND GROSS MARGINS OF OUR PRODUCTS TO DECREASE, WHICH COULD HARM OUR OPERATING RESULTS.

     The market for communications equipment is characterized by declining prices due to increased competition, new products and increasing unit volumes. Due to competition and potential pricing pressures from large customers in the future, we expect that the average selling price and gross margins for our products will decline over time. If we fail to reduce our production costs, our gross margins will decline rapidly. We may not be successful in redesigning our products or achieving cost reductions in a timely manner, particularly as we introduce new products. In addition, redesign may not provide sufficient cost reductions to allow us to remain competitive.

BECAUSE OUR PRODUCTS ARE DEPLOYED IN COMPLEX NETWORKS, THEY MAY HAVE ERRORS OR DEFECTS THAT ARE FOUND ONLY AFTER FULL DEPLOYMENT, WHICH COULD SERIOUSLY HARM OUR BUSINESS, AND COULD EXPOSE US TO LIABILITY CLAIMS.

     Errors or other problems in our products could result in:

     - loss of or delay in revenues and loss of customers or market share;

     - failure to achieve market acceptance;

     - diversion of development resources;

     - increased service and warranty costs; and

     - increased insurance costs.

     Our products are designed for large and complex networks. They were only recently introduced and, to date, have been deployed on a limited basis. Because our media routers enable point-to-multipoint broadcast of multimedia-rich content, our customers may not be able to adequately test our products in the network environment prior to an actual transmission. Consequently, our customers may discover errors or defects in our hardware or software only after it has been fully deployed and operated as part of their network infrastructure.

     Because our products are designed to provide critical services, if errors, defects or failures are discovered in our current or future products, or as new versions are released, we may be exposed to significant legal claims. Any claims, whether or not successful, could damage our reputation and our business, increase our expenses and impair our operating results. Although we maintain product liability insurance covering some damages arising from implementation and use of our products, our insurance may not fully cover claims sought against us. Liability claims could require us to spend significant time and money in litigation or to pay significant damages.

PROBLEMS ARISING FROM THE USE OF OUR PRODUCTS IN CONJUNCTION WITH OTHER VENDORS' PRODUCTS COULD DISRUPT OUR BUSINESS AND INCREASE OUR OPERATING COSTS.

     Service providers typically use our products in conjunction with products from other vendors. As a result, when problems occur, it may be difficult to identify the source of the problem. These problems may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems.

WE MUST SUBSTANTIALLY EXPAND OUR DIRECT SALES OPERATIONS IN ORDER TO INCREASE MARKET AWARENESS AND SALES OF OUR PRODUCTS.

     Our products and services require a sophisticated sales effort targeted at key people within each of our prospective customers' organizations. This sales effort requires the efforts of select personnel as well as specialized system and consulting engineers. Direct sales accounted for 82% of our revenues for the year ended December 31, 1999. We have recently expanded our direct sales force and plan to hire additional qualified sales personnel and system and consulting engineers. Competition for these individuals is intense, and we might not be able to hire the kind and number of sales personnel and system and consulting engineers we need.

OUR BUSINESS MAY BE SERIOUSLY HARMED IF WE ARE UNABLE TO DEVELOP AND MAINTAIN RELATIONSHIPS WITH THIRD PARTIES TO MARKET AND SELL OUR PRODUCTS.

     Our growth will largely be dependent upon relationships with third parties who market and sell our products. To date, we have entered into agreements with only a small number of distribution partners including one original equipment manufacturing arrangement with Harris Corporation, who has agreed to co-brand and sell our products to television stations. If Harris Corporation reduces its purchases of our products or breaches or terminates the agreement, our business will be harmed. In addition, some of our distribution partners may also sell products that could compete with our media router products. We cannot be certain that we will be able to reach agreement with additional distribution partners on a timely basis or at all, or that our distribution partners will devote adequate resources to selling our products.

WE FACE RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS THAT COULD HARM OUR BUSINESS.

     To be successful, we believe we must expand our international operations. Therefore, we expect to commit significant resources to expand our international sales and marketing activities, including the hiring of an international sales force. If we are unable to maintain or increase international market demand for our products, our business would be harmed. International sales accounted for 38% of our revenues for the year ended December 31, 1999 and are expected to increase in the future. We are increasingly subject to a number of risks associated with international business activities which may increase our costs, lengthen our sales cycle and require significant management attention. These risks include:

     - increased expenses associated with marketing services in foreign countries;

     - general economic conditions in international markets;

     - unexpected changes in regulatory requirements resulting in unanticipated costs and delays;

     - tariffs, export controls and other trade barriers;

     - longer accounts receivable payment cycles and difficulties in collecting accounts receivable; and

     - potentially adverse tax consequences, including restrictions on the repatriation of earnings.

     While we expect our international revenues and expenses to be denominated predominantly in U.S. dollars, a portion of our international revenues and expenses may be denominated in foreign currencies in the future. Accordingly, we could experience the risks of fluctuating currencies and could choose to engage in currency hedging activities, which may be unsuccessful and expensive.

WE DEPEND ON A SINGLE CONTRACT MANUFACTURER THAT HAS NO OBLIGATION TO PROVIDE US WITH FIXED PRICING OR QUANTITIES.

     We rely on a single contract manufacturer, Pemstar, to build our products. We do not have a written agreement with Pemstar, except on a purchase order basis. If Pemstar terminates its arrangement with us, our relationships with our customers could suffer and our financial condition and results of operations could be harmed. Because we do not have a long-term supply contract with Pemstar, they are not obligated to supply products to us for any specific period, in any specific quantity or at any certain price, except as may be specified in a particular purchase order. If the arrangement is terminated, we could be required to purchase any excess inventory held by Pemstar, they would no longer be obligated to manufacture products for us and our ability to supply products to our customers could be seriously harmed. We may be unable to develop alternative manufacturing arrangements on a timely basis, or at all. In addition, Pemstar may not meet our future requirements for product quality or timely delivery. Our production would be delayed by at least one month if we were required to identify and arrange for alternative manufacturing services.

IF WE FAIL TO ACCURATELY PREDICT OUR MANUFACTURING REQUIREMENTS, WE COULD INCUR ADDITIONAL COSTS OR EXPERIENCE MANUFACTURING DELAYS.

     We provide product demand forecasts to Pemstar approximately three months prior to scheduled delivery of products to our customers. If we overestimate our requirements, Pemstar may have excess inventory, which we could be obligated to purchase and which could be obsolete. If we underestimate our requirements, Pemstar may have inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenues, or add additional costs to our products to expedite delivery of certain long lead time components. If we or Pemstar fail to carry a sufficient inventory of necessary items, if lead times increase or if demand for our products increases unexpectedly, we may have insufficient access to components necessary to meet demand for our products on a timely basis. If a necessary component becomes unavailable, we would need to identify and locate alternative components, which could also interrupt manufacturing of our products and result in delays in shipments and revenues, or add additional costs to our products to expedite delivery of such components.

IF WE ARE UNABLE TO OBTAIN SUFFICIENT PRODUCTS FROM OUR CONTRACT MANUFACTURER ON ECONOMICAL TERMS, OUR BUSINESS COULD BE SEVERELY HARMED.

     We obtain our products from Pemstar's facility located in San Jose, California. If Pemstar's manufacturing capacity becomes constrained and they are unable to provide us with adequate supplies of high-quality products, we may be unable to fulfill customer orders. As a result, our relationships with our customers could suffer and our financial condition and results of operations could be harmed. Because we sell a large percentage of our source media router products at the end of each fiscal quarter, Pemstar's manufacturing capacity could become constrained by our placing a large volume of orders at one time. Although Pemstar has other manufacturing facilities in Minnesota, the Netherlands, Mexico, China, Singapore and Thailand, transitioning production to any of those facilities on a rush basis could cause a significant delay in our production schedule. In addition, if our business grows, Pemstar may lack the ability to scale its operations to accommodate our future needs.

     Pemstar's San Jose facility is also vulnerable to damage or interruption from a number of sources, including fire, flood, power loss, telecommunications failure, physical and electronic break-ins, earthquakes and other similar events. For example, the San Jose area is a seismically active region. Any substantial disruption of this sort could completely impair our ability to meet customer orders for our products. We do not presently have a formal disaster recovery plan in effect and may not carry business interruption insurance sufficient to compensate us for losses that could occur.

WE DEPEND UPON OUR CONTRACT MANUFACTURER TO PROVIDE OUR PRODUCTS ON A TIMELY BASIS.

     As we introduce new products and product enhancements, we must coordinate our efforts with those of our suppliers and Pemstar to rapidly achieve volume production. If we should fail to effectively manage our relationship with Pemstar, or if Pemstar experiences delays, disruptions or quality control problems in its manufacturing operations, our ability to ship products to our customers could be delayed.

BECAUSE WE DEPEND ON SINGLE OR LIMITED SOURCES OF SUPPLY WITH LONG LEAD TIMES FOR OUR EDGE MEDIA ROUTERS AND SOME OF THE COMPONENTS IN OUR PRODUCTS, WE COULD ENCOUNTER DIFFICULTIES IN MEETING SCHEDULED PRODUCT DELIVERIES TO OUR CUSTOMERS, WHICH COULD CAUSE CUSTOMERS TO CANCEL ORDERS.

     We purchase our edge media router and several key components used in our products from single or limited sources of supply. We procure our edge media router from BroadLogic and our Quality of Service product from Packeteer. We procure other components from Mitec and Radyne Comstream. We have no guaranteed supply arrangement with any of these suppliers and we typically purchase these items through purchase orders. We may fail to obtain these items in a timely manner in the future. Any interruption or delay in the supply of any of these products or components, or the inability to obtain these products or components from alternate sources at acceptable prices and within a reasonable amount of time, would impair our ability to meet scheduled product deliveries to our customers and could cause customers to cancel orders. Lead times for these items vary significantly and depend on numerous factors, including the specific supplier, the size of the order, contract terms and market demand for a product or component at a given time. For substantial increases in production levels, suppliers may need longer than normal lead times and some may need at least six months.

     Furthermore, financial or other difficulties faced by these suppliers, or significant changes in demand for these items, could limit their availability. In addition, a third party could acquire control of one or more of our suppliers and cut off our access to these products or components. Obtaining these products or components from alternate suppliers is difficult because we must qualify each new supplier, and this process is time consuming and expensive.

WE DEPEND ON OUR KEY PERSONNEL TO MANAGE OUR BUSINESS EFFECTIVELY IN A RAPIDLY CHANGING MARKET. IF WE ARE UNABLE TO RETAIN OUR KEY PERSONNEL OR HIRE ADDITIONAL PERSONNEL OR INTEGRATE NEW KEY PERSONNEL INTO OUR MANAGEMENT, OUR ABILITY TO EXECUTE OUR BUSINESS STRATEGY OR GENERATE SALES COULD BE SERIOUSLY HARMED.

     The loss of the services of any of our key employees or the inability to attract or retain qualified personnel in the future or delays in hiring required personnel could impair our ability to develop, introduce and sell our products. Our future success depends upon the continued services of our executive officers and other key engineering, sales and marketing personnel. In particular, James
D. Olson, President and Chief Executive Officer, possesses industry and technical knowledge and is especially critical to our future success. None of our officers or key employees is bound by an employment agreement for any specific term, nor do we have key person life insurance policies covering any of our employees.

     Our products and services require a sophisticated selling effort targeted at key people within our prospective customers' organizations. This process requires the efforts of experienced sales personnel as well as specialized systems and consulting engineers. In addition, the complexity of our products requires highly trained customer support personnel. We intend to hire a significant number of engineering, sales, marketing and customer support personnel in the future. We believe our success depends, in large part, upon our ability to attract and retain these key employees. Competition for these personnel is intense, especially in the San Francisco Bay area. We may not be successful in attracting and retaining these individuals.

     Many members of our management team have only been with us for a relatively short period of time. For example, our Vice President of Marketing joined us in May 1998, and four of our eight current executive officers have joined us since then. We expect to add other key members to our management team in the next three to six months. Failure of the new management team to work effectively together could seriously harm our business.

IF WE FAIL TO MANAGE EXPANSION EFFECTIVELY, OUR BUSINESS, FINANCIAL CONDITION AND PROSPECTS COULD BE SERIOUSLY HARMED.

     Our ability to successfully offer our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. We continue to increase the scope of our operations domestically and internationally and have grown our headcount substantially. At December 31, 1998, we had a total of 33 employees and at December 31, 1999, we had a total of 75 employees. In addition, we plan to continue to hire a significant number of employees this year. This growth has placed, and our anticipated growth in future operations will continue to place, a significant strain on our management systems and resources. We expect that we will need to continue to improve our financial and managerial controls, reporting systems and procedures, and will need to continue to expand, train and manage our work force worldwide. Furthermore, we expect that we will be required to manage multiple relationships with various customers and other third parties.

     We have located additional office space necessary for our expansion over the next 12 to 18 months. This space must be completely renovated prior to our taking possession. The landlord may not be able to complete such renovation on commercially reasonable terms or in a timely manner. Failure to do so would disrupt our business and could harm our operating results and financial condition.

OUR BUSINESS WILL BE ADVERSELY AFFECTED IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY.

     If we fail to adequately protect our proprietary rights, our competitors could offer similar products relying on technologies developed by us, potentially harming our competitive position and decreasing our revenues. We have filed eleven patent applications to date. Our existing and future patent applications, if any, may not be approved, any issued patents may not protect our intellectual property and any issued patents could be challenged by third parties. Furthermore, other parties may independently develop similar or competing technology or design around any patents that may be issued to us. We currently license certain MPEG-related patented technology. These licenses can be terminated at any time. If any of these licenses are terminated, we may be unable to enter into alternative licenses on a timely basis and on acceptable terms. Attempts may be made to copy aspects of our products or to obtain and use information that we regard as proprietary. We attempt to protect our intellectual property rights by limiting access to the distribution of our software, documentation and other proprietary information and by relying on a combination of copyright, trademark and trade secret laws. In addition, we enter into confidentiality agreements with our employees and certain customers, vendors and strategic partners. These steps may fail to prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

IF WE BECOME INVOLVED IN A PROTRACTED INTELLECTUAL PROPERTY DISPUTE, OR ONE WITH A SIGNIFICANT DAMAGES AWARD, OR ONE WHICH REQUIRES US TO CEASE SELLING OUR PRODUCTS, OUR OPERATING RESULTS WOULD BE SERIOUSLY HARMED.

     In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights, including among companies in communications and Internet industries. Intellectual property claims against us and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidate our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

     - cease selling, incorporating or using products or services that incorporate the infringed intellectual property;

     - obtain from the holder of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on acceptable terms, if at all; or

     - redesign those products or services that incorporate the disputed technology.

     If we are subject to a successful claim of infringement against us and fail to develop non-infringing technology or license the infringed technology on acceptable terms and on a timely basis, our revenues may decline or our expenses may increase.

     We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could result in costly litigation and the diversion of our technical and management personnel. As a result, our operating results could suffer and our financial condition could be seriously harmed.

WE MAY ENGAGE IN ACQUISITIONS, AND WE MAY BE UNABLE TO SUCCESSFULLY INTEGRATE ANY NEW OPERATIONS, TECHNOLOGIES, PRODUCTS OR PERSONNEL.

     Recently, the Internet infrastructure, broadcasting and communications industries have experienced substantial mergers and acquisitions activity. We may in the future engage in acquisitions of product lines, technologies and businesses. We currently have no commitments or agreements with respect to any such acquisition. In the event that such an acquisition does occur, because of the small size of our management team, we may be particularly vulnerable if we are unable to effectively assimilate operations, technologies, products or personnel or if our management's attention is diverted from other business concerns.

MANAGEMENT MAY APPLY THE PROCEEDS OF THIS OFFERING TO USES THAT DO NOT INCREASE OUR PROFITS OR MARKET VALUE.

     Our management will have considerable discretion in the application of the net proceeds from this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our profitability or our market value. Pending application of the proceeds, they may be placed in investments that do not produce income or that lose value. See "Use of Proceeds."

LAWS REGULATING OR AFFECTING THE INTERNET COULD IMPOSE ADDITIONAL BURDENS ON OUR CURRENT AND POTENTIAL CUSTOMERS, WHICH COULD HARM OUR SALES.

     Laws and regulations that apply to communications and commerce over the Internet are becoming more prevalent. The U.S. Congress has enacted Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union has enacted its own privacy regulations, and is currently considering copyright legislation that may extend the right of reproduction held by copyright holders to control the right to make temporary copies for any reason. The laws regulating or affecting the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. In addition, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional financial and administrative burdens on companies conducting business online. The adoption, implementation or modification of laws and regulations relating to the Internet, or interpretations of existing law, could adversely affect the businesses of our customers and cause our sales growth to slow or our sales to fall.

CONTROL BY OUR EXISTING STOCKHOLDERS MAY LIMIT YOUR ABILITY TO INFLUENCE MATTERS REQUIRING STOCKHOLDER APPROVAL AND COULD DELAY OR PREVENT A CHANGE IN CONTROL, WHICH COULD PREVENT YOU FROM REALIZING A PREMIUM IN THE MARKET PRICE OF OUR COMMON STOCK.

     The concentration of ownership of our common stock by existing stockholders could have the effect of delaying or preventing a change in our control or discouraging a potential acquirer from attempting to obtain control of us, which could cause the market price of our common stock to fall or prevent our stockholders from realizing a premium in the market price associated with an acquisition. Upon completion of this offering, our executive officers, directors and principal stockholders and their affiliates will own 18,906,111 shares or
approximately   % of the outstanding shares of common stock. These stockholders, if acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. For information about the ownership of common stock by our executive officers, directors and principal stockholders, see "Principal Stockholders".

WE EXPECT TO EXPERIENCE VOLATILITY IN OUR STOCK PRICE WHICH COULD NEGATIVELY AFFECT YOUR INVESTMENT.

     Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after this offering. The market for technology stocks has been extremely volatile. The following factors could cause the market price of our common stock to fluctuate significantly from the price paid by investors in this offering:

     - the loss of a major customer;

     - the addition or the departure of key personnel;

     - actual or anticipated variations in our quarterly operating results;

     - announcements by us or our competitors of significant contracts, new products or technological innovations, acquisitions, strategic relationships, joint ventures or capital commitments;

     - changes in financial estimates by securities analysts;

     - sales by us or our current stockholders of common stock or other securities;

     - changes in market valuations of networking and communications companies; and

     - fluctuations in general stock market conditions.

PROVISIONS OF OUR CHARTER DOCUMENTS MAY HAVE ANTI-TAKEOVER EFFECTS THAT COULD PREVENT A CHANGE IN OUR CONTROL.

     Provisions of our certificate of incorporation, bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. See "Description of Capital Stock".

SHOULD OUR STOCKHOLDERS SELL A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK IN THE PUBLIC MARKET, THE PRICE OF OUR COMMON STOCK COULD FALL.

     Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. Sales of a substantial number of shares of our common stock after this offering could reduce the market price of our common stock. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional equity securities. See "Management -- Stock Plans" and "Shares Eligible for Future Sale".

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify forward-looking statements. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of Internet use. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us and described in the preceding pages and elsewhere in this prospectus.

                                USE OF PROCEEDS

     We estimate that our net proceeds from the sale of the
shares of common stock we are offering will be approximately $       million, or
$       million if the underwriters exercise in full their option to purchase additional shares in the offering, at an assumed initial public offering price
of $     per share and after deducting the underwriting discount and estimated offering expenses of $1.5 million payable by us.

     We expect to use the net proceeds from this offering for general corporate purposes, including working capital, repayment of indebtedness and capital expenditures. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, product lines or products. We have no current plans, agreements or commitments with respect to any acquisitions or investments, and are not engaged in any negotiations with respect to any acquisitions or investments. Our management will have broad discretion concerning the use of the net proceeds of this offering. We intend to invest the net proceeds of this offering in short-term, investment grade securities pending their use.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our common stock or other securities and do not currently anticipate paying cash dividends in the future. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon our financial condition, results of operations, capital requirements, general business conditions and other factors that the board of directors may deem relevant.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1999:

     - on an actual basis; and

     - on a pro forma basis to reflect the conversion of all outstanding shares of our preferred stock into common stock.

     - on a pro forma as adjusted basis to reflect the sale of the shares of common stock offered in this offering at the
       initial public offering price of $     per share after deducting the
       underwriting discount and estimated offering expenses payable by us and the conversion of all outstanding shares of our preferred stock into common stock.

     The outstanding share information excludes:

     - 2,572,449 shares of common stock issuable upon exercise of options outstanding, of which 743,640 shares were exercisable as of December 31, 1999 under our 1996 Stock Option Plan at a weighted average exercise price of $0.33 per share;

     - 1,674,283 shares available for future issuance under our 1996 Stock Option Plan as of December 31, 1999;

     - 400,000 shares available for issuance under our 2000 Director Stock Option Plan;

     - 500,000 shares available for issuance under our 2000 Employee Stock Purchase Plan; and

     - 68,078 shares issuable upon exercise of outstanding warrants exercisable at a weighted average exercise price of $2.75.

     You should read this information together with our financial statements and the notes thereto appearing elsewhere in this prospectus.

                                                               DECEMBER 31, 1999
                                                      ------------------------------------
                                                                                PRO FORMA
                                                       ACTUAL     PRO FORMA    AS ADJUSTED
                                                      --------    ---------    -----------
                                                       (IN THOUSANDS, EXCEPT SHARE DATA)
Long-term obligations, net of current portion.......  $    937    $    937       $   937
Redeemable convertible preferred stock, $0.001 par
  value, 15,313,248 shares authorized; 15,260,170
  shares issued and outstanding actual; no shares
  issued and outstanding pro forma and pro forma as
  adjusted..........................................    26,603          --            --
Stockholders' equity (deficit):
  Common stock, $0.001 par value, 350,000,000 shares
     authorized; 7,978,876 shares issued and
     outstanding actual; 23,239,046 shares issued
     and outstanding pro forma and           shares
     issued and outstanding pro forma as adjusted...         8          23
Additional paid-in capital..........................    11,066      37,654
Notes receivable from stockholders..................      (809)       (809)         (809)
Deferred stock compensation.........................    (7,849)     (7,849)       (7,849)
Accumulated deficit.................................   (14,405)    (14,405)      (14,405)
                                                      --------    --------       -------
     Stockholders' equity (deficit).................   (11,989)     14,614
                                                      --------    --------       -------
     Total capitalization...........................  $ 15,551    $ 15,551       $
                                                      ========    ========       =======

                                    DILUTION

     If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by dividing the net tangible book value (total assets less tangible assets and total liabilities) by the number of outstanding shares of common stock.

     Our pro forma net tangible book value at December 31, 1999, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into 15,260,170 shares of common stock upon the closing of this offering, was $14,451, or $0.60 per share of common stock. After giving effect to the sale
of the                shares of common stock at an assumed initial public
offering price of $     per share, less the underwriting discount and estimated
offering expenses payable by us, our pro forma net tangible book value at
December 31, 1999 would be                , or $
per share. This represents an immediate increase in the pro forma net tangible book value of $
per share to existing stockholders and an immediate dilution of $     per share
to new investors, or approximately      % of the assumed offering price of
               per share.

     The following table illustrates this per share dilution:

Assumed public offering price per share.....................           $
  Pro forma net tangible book value per share at December
     31, 1999...............................................  $
  Increase per share attributable to new investors..........  $
Pro forma net tangible book value per share after the
  offering..................................................           $
Dilution per share to new investors.........................           $
                                                                       =======

     The following table shows on a pro forma basis at December 31, 1999, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 15,260,170 shares of common stock upon the closing of this offering, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering:

                         SHARES PURCHASED(1)        TOTAL CONSIDERATION
                       ------------------------    ----------------------    AVERAGE PRICE
                         NUMBER      PERCENTAGE     AMOUNT     PERCENTAGE      PER SHARE
                       ----------    ----------    --------    ----------    -------------
Existing
  stockholders.......                      %       $                 %          $
New investors........
                       ----------       ---        --------       ---
  Total..............                   100%       $              100%
                       ==========       ===        ========       ===

---------------
(1) Excludes (A) 2,572,449 shares of common stock issuable upon exercise of options outstanding, of which 743,640 shares were exercisable as of December 31, 1999, under our 1996 Stock Option Plan at a weighted average exercise price of $0.33 per share, (B) 1,674,283 shares available for future issuance under our 1996 Stock Plan as of December 31, 1999, (C) 400,000 shares available for issuance under 2000 Director Stock Option Plan, (D) 500,000 shares available for issuance under our 2000 Employee Stock Purchase Plan, and (E) 68,078 shares issuable upon exercise of outstanding warrants exercisable at a weighted average exercise price of $2.75.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The consolidated statement of operations data set forth below for the years ended December 31, 1997, 1998 and 1999, have been derived from our financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included elsewhere in this prospectus. The statement of operations data for the period from inception to December 31, 1996 are derived from our financial statements which have been audited by PricewaterhouseCoopers LLP, independent accountants, and are not included elsewhere in this prospectus. The historical results are not necessarily indicative of results to be expected for any future period. You should read the data presented below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes to those statements appearing elsewhere in this prospectus.

                                                                   YEAR ENDED DECEMBER 31,
                                                         --------------------------------------------
                                                           1996        1997        1998        1999
                                                         --------    --------    --------    --------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues...............................................  $     34    $     71    $  1,256    $  8,518
Cost of revenues.......................................         4         241         659       2,646
                                                         --------    --------    --------    --------
Gross profit (loss)....................................        30        (170)        597       5,872
                                                         --------    --------    --------    --------
Operating expenses:
  Research and development.............................       374       1,407       2,677       5,403
  In-process research and development..................                                           101
  Sales and marketing..................................        --         191       1,839       3,799
  General and administrative...........................        11         735       1,101       1,698
  Stock-based compensation.............................        --          --          --       1,700
                                                         --------    --------    --------    --------
Total operating expenses...............................       385       2,333       5,617      12,701
                                                         --------    --------    --------    --------
Loss from operations...................................      (355)     (2,503)     (5,020)     (6,829)
Interest and other income (expense), net...............        (7)        102          (2)        208
                                                         --------    --------    --------    --------
Net loss...............................................  $   (362)   $ (2,401)   $ (5,022)   $ (6,621)
                                                         ========    ========    ========    ========
Basic and diluted net loss per share(1)(2).............  $     --    $  (6.52)   $  (2.05)   $  (1.37)
                                                         ========    ========    ========    ========
Shares used in computing basic and diluted net loss per
  share(2).............................................        --         369       2,449       4,844
                                                         ========    ========    ========    ========
  Pro forma basic and diluted net loss per share
     (unaudited).......................................                                      $  (0.35)
                                                                                             ========
  Shares used in computing pro forma basic and diluted
     net loss per share (unaudited)....................                                        18,896
                                                                                             ========

                                                                         DECEMBER 31,
                                                         --------------------------------------------
                                                           1996        1997        1998        1999
                                                         --------    --------    --------    --------
                                                                        (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents..............................  $     35    $    267    $  2,965    $ 14,443
Working capital........................................      (361)      1,245       2,803      13,996
Total assets...........................................        78       2,014       4,654      19,399
Long-term obligations..................................         0         269       2,168         937
Redeemable convertible preferred stock.................         0       4,099       9,137      26,603
Stockholder's deficit..................................      (322)     (2,655)     (7,643)    (11,989)

---------------
(1) See Note 1 to our Consolidated Financial Statements for an explanation of the determination of the shares used to compute net loss per share.

(2) All shares outstanding as of December 31, 1996 were subject to repurchase.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Financial Data" and our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors including the risks discussed in "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     SkyStream Networks develops and sells a new category of networking products that enable the Internet to connect with broadcast networks, such as cable, satellite and digital television networks. This converged network, called the Broadcast Internet, enhances the delivery of multimedia-rich and other data intensive content. Our products enable service providers to combine the quality, scalability and efficiency of broadcast networks with the interactivity and personalization of the Internet, to deliver multimedia-rich content simultaneously to a large number of users.

     Our products consist of our source media routers, which aggregate and distribute content across broadcast networks, and edge media routers, which receive content from broadcast networks and redistribute this content over the existing Internet infrastructure. We also develop Broadcast Internet management software that manages content delivery across the converged network. We produce our source media routers and we currently procure our edge media routers from an original equipment manufacturer.

     From our inception in February 1996 through January 1998, our operating activities were primarily devoted to increasing our research and development capabilities and developing our source media router and related software products. We also staffed our administrative, marketing and sales organizations. Revenues during this period were immaterial.

     In February 1998, we began shipping our first product, the source media router. We currently sell through our direct sales force to service providers worldwide. In addition, we distribute through value added resellers and an original equipment manufacturer relationship. For 1999, direct sales accounted for approximately 82% of our revenues. To date, we have derived substantially all of our revenues from sales of our source media router family of products. We derive additional revenues from support contracts and installation and training services which were approximately 5% of year ended December 31, 1999 revenues.

     We have recently launched an initiative to increase our sales and marketing efforts internationally, initially focusing on Europe and Asia. International sales accounted for 38% of our revenues for the year ended December 31, 1999 and are expected to increase as a percentage of our revenues in the future.

     We recognize product revenues at the time of shipment, unless we have future obligations for installation or unless customer acceptance is required, in which case revenues are deferred until these conditions are satisfied. To date, a small portion of our revenues have been deferred until installation obligations are met or customer acceptance is obtained. Revenues from support contracts are deferred and recognized ratably over the term of the contract. Currently all of our product sales and service arrangements provide for pricing and payment in U.S. dollars. Amounts billed in excess of revenues recognized are included as deferred revenues in the accompanying consolidated balance sheets. At December 31, 1999, a total of $600,000 of revenues were deferred. We currently expect that these deferred revenues will be recognized in the year 2000. We provide a reserve for warranty expenses based on our warranty history. Currently, selling prices in the Broadcast Internet market are relatively stable. However, as competitors emerge and launch new products, we expect the average selling prices and gross margins of our products to decline.

     Our gross margins will primarily be affected by changes in our pricing policies and those of our competitors, the mix of products and services sold, the mix of sales channels through which our products and services are sold, the mix of domestic and international sales, new products introduced by us and our competitors, and the volume pricing we are able to attain from our third party manufacturing vendor.

     The majority of our cost of revenues consists of payments to Pemstar, our sole contract manufacturer. Pemstar manufactures our products in San Jose, California, using quality assurance programs and standards which we established. Manufacturing engineering and documentation control are conducted at our facility in Mountain View, California. In addition, our cost of goods sold includes costs related to customer support and royalty payments.

     Research and development expenses consist primarily of salaries and related personnel costs, fees paid to consultants and outside service providers, and prototype costs related to the design and development of our products and software. We expense our research and development costs as they are incurred. We are devoting substantial resources to the continued development of new products. We believe that research and development is critical to our strategic product development objectives and that to leverage our leading technology and meet the changing requirements of our customers, we will need to fund investments in several development projects in parallel. As a result, we expect our research and development expenses to increase in absolute dollars in the future.

     Selling and marketing expenses consist primarily of salaries, commissions and related expenses for personnel engaged in marketing, sales and customer support functions, as well as costs associated with promotional and other marketing expenses. We intend to expand our direct and indirect sales operations substantially, both domestically and internationally, in order to increase market awareness of our products. We expect that sales and marketing expenses will increase substantially in absolute dollars over the next year as we hire additional sales and marketing personnel, initiate additional marketing programs to support our source media router family of products and establish sales offices in additional domestic and international locations. In addition, we believe our future success is dependent upon establishing successful relationships with a variety of distribution partners. To date, we have entered into agreements with only a small number of distribution partners. The complexity of installing our media routers requires highly trained customer service and support personnel. We expect to expand our customer service and support organization to meet these requirements.

     General and administrative expenses consist primarily of salaries and related expenses for executive, finance, accounting, facilities, and human resources personnel, professional fees and other corporate expenses. We expect general and administrative expenses to increase in absolute dollars as we add personnel and incur additional costs related to the growth of our business and our operation as a public company.

     Since inception we have recorded total deferred stock-based compensation of approximately $9.1 million in connection with stock options granted during 1999 at prices subsequently deemed to be below fair value on the date of grant. We expect to record additional deferred stock-based compensation expenses for options granted in the quarter ending March 31, 2000. Options granted are typically subject to a four year vesting period. Some stock options issued prior to this offering have been exercised immediately by payment of the exercise price either in cash or by promissory note. Option shares that are exercised before they are fully vested are subject to our right to repurchase the stock at the original exercise price. Our repurchase right lapses ratably over the four year vesting period. We are amortizing the deferred stock-based compensation over the vesting periods of the applicable options and the repurchase periods for restricted stock purchases. The service period over which deferred stock-based compensation is amortized is determined separately for each portion of the total award, in accordance with Financial Accounting Standards Board Interpretation No. 28. The result of this accounting treatment is that approximately $1.7 million of the deferred stock-based compensation was amortized in 1999, and $4.5 million will be amortized in

2000, $1.9 million will be amortized in 2001, $800,000 will be amortized in 2002 and $200,000 will be amortized in 2003.

RESULTS OF OPERATIONS

     The following table sets forth, for the years indicated, the percentage of net revenues represented by the line items reflected in our audited consolidated statements of operations:

                                                          YEAR ENDED DECEMBER 31,
                                                        ----------------------------
                                                          1997       1998      1999
                                                        --------    ------    ------
AS A PERCENTAGE OF REVENUES:
Revenues..............................................     100.0%    100.0%    100.0%
Cost of revenues......................................     339.4      52.5      31.0
                                                        --------    ------    ------
Gross profit (loss)...................................    (239.4)     47.5      69.0
                                                        --------    ------    ------
Operating expenses:
  Research and development............................   1,981.7     213.2      63.4
  In-process research and development.................        --        --       1.2
  Sales and marketing.................................     269.0     146.5      44.6
  General and administrative..........................   1,035.2      87.7      19.9
  Stock-based compensation............................        --        --      19.9
                                                        --------    ------    ------
     Total operating expenses.........................   3,285.9     447.4     149.0
                                                        --------    ------    ------
Loss from operations..................................  (3,525.3)   (399.9)    (80.0)
Interest and other income (expense), net..............     143.6      (0.1)      2.4
                                                        --------    ------    ------
Net loss..............................................  (3,381.7)%  (400.0)%   (77.6)%
                                                        ========    ======    ======

COMPARISON OF YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

     REVENUES

     Revenues for 1997 were $71,000. Revenues increased from $1.3 million in 1998, our first year of volume shipments, to $8.5 million in 1999. Four customers accounted for approximately 75% of the revenues in the year ended December 31, 1998, and four customers accounted for approximately 64% of revenues in the year ended December 31, 1999. The significant increase in revenues year over year can be attributed mainly to an increase in our customer base as well as increased unit purchases by our four largest customers.

     COST OF REVENUES

     Cost of revenues for 1997 was $241,000. Cost of revenues for 1998 was $659,000 as compared to $2.6 million for 1999. The increase was due primarily to the increase in unit volume from 1998 to 1999. As a percentage of revenues, gross profit increased from 48% in 1998 to 69% in 1999 due to fixed overhead representing a lower percentage of revenues.

     RESEARCH AND DEVELOPMENT EXPENSES

     Research and development expenses increased from $1.4 million in 1997 to $2.7 million in 1998 and to $5.4 million in 1999. The increase in each year was due primarily to the increase in personnel and related costs as well as consulting, recruiting and professional services. The primary purpose of the increase in research and development expenses was to support the expansion and completion of the media router product family. Development is essential to our future success and we expect that research and development expenses will increase in absolute dollars in future periods.

     In September 1999, we acquired substantially all of the assets of Varuna Software, Inc., including its Broadcast Internet management software product line, for cash consideration of $313,000. The results of operations for Varuna Software are included in our statement of operations from the date of acquisition. We allocated the purchase price to the tangible and intangible assets acquired on the basis of their respective fair values on the acquisition date. We determined the fair value of intangible assets using a combination of methods, including estimates based on risk adjusted income approach for acquired research and development, developed technology, core technology and trade name, and on the cost replacement approach for acquired work force. Developed technology is technology that is being used in existing products of the business and is distinguished from in-process technology because it has achieved technological feasibility. Core technology represents fundamental technology and advances that are the basis for our developed and in-process products. New and in-process products may leverage core technology to different degrees depending on the extent of incorporation of new, previously undeveloped technologies.

     We recorded a charge of $101,000 in 1999 to write off in-process research and development which had not reached technological feasibility and had no alternative future use. The in-process project was acquired as part of the acquisition and related to a special application, designed to manage the collection, preparation and broadcast delivery of Web content. At the date of acquisition, the detailed product design and development up to the stage prior to the first prototype had been completed on the project. We anticipate spending approximately $200,000 to complete the project and we anticipate the development will be completed and benefits will begin in the year 2000.

     The value of the in-process research and development project was determined by estimating the net cash flows resulting from the completion of the project reduced to the percentage of completion of the project. We estimate that the project was 50% complete. We estimated revenues, margins and operating costs based upon historical information about similar product developments combined with projections of future revenue and cost patterns, including projections used when initially evaluating the acquisition of Varuna Software. Net cash flows were tax affected and then discounted back to their present value at a discount rate based on a risk adjusted weighted average rate of return.

     The nature of the efforts to develop all purchased in-process technology into commercially viable products principally relates to the completion of all planning, designing, prototyping, verification and testing activities that are necessary to establish that the resulting products can meet their design specification, including function, features and technical performance requirements. Due to the fact that the project is in-process there is uncertainty whether it can be successfully finished and result in the net cash flows that we originally estimated at acquisition. We cannot guarantee that we will realize revenue from this in-process project in the amount estimated or that the costs incurred will be materially consistent with estimates made. It is reasonably possible that the development of this technology could fail because of either prohibitive cost, our inability to perform the required efforts to complete the technology or other factors outside of our control such as a change in the market for the resulting developed products. In addition, at such time that the project is completed it is reasonably possible that the completed product does not receive market acceptance or that we are unable to produce and market the product cost effectively.

     SALES AND MARKETING EXPENSES

     Sales and marketing expenses increased from $191,000 in 1997 to $1.8 million in 1998 and to $3.8 million in 1999. The increase each year was due primarily to the increase in the number of sales and marketing personnel and related costs.

     GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses increased from $735,000 in 1997 to $1.1 million in 1998 and to $1.7 million in 1999. The increase each year was due in large part to the increased costs associated with an increase in the number of general and administrative personnel. The increase from 1998 to 1999 was also due to increased costs associated with facilities and professional services. The primary purpose of the increase each year was to support our growing business activities.

     STOCK-BASED COMPENSATION

     Stock-based compensation expense for 1999 was $1.7 million. There was no stock-based compensation expense for 1997 or 1998. In 1999 the company incurred deferred stock-based compensation charges as stock option grants were granted at prices subsequently deemed to be below fair value on the date of grant.

     INTEREST AND OTHER INCOME (EXPENSE), NET

     Interest and other income (expense), net includes income on cash investments partially offset by expenses related to financing obligations. Interest and other income (expense), net totaled $102,000 of income in 1997, $2,000 of expense in 1998 and $208,000 of income in 1999. We recognized interest income in 1997 due to cash balances generated from the proceeds from selling preferred stock. The recognition of interest expense in 1998 was due to the incurrence of long-term indebtedness in excess of the interest income earned on our cash balances. The recognition of interest income in 1999 was due to the cash balances resulting from our issuance of preferred stock in 1999.

     PROVISION FOR INCOME TAX

     At December 31, 1999 we had federal and state net operating loss carry-forwards of approximately $11.4 million and $9.6 million, respectively, and federal and state credits of approximately $501,000 and $393,000, respectively, available to offset future regular and alternative minimum taxable income. The operating loss carry-forwards and credits will expire between 2004 and 2019 if not utilized.

     The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. If SkyStream should have an ownership change, as defined by the tax law, utilization of the carryforwards could be restricted.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents our operating results for each of the last six quarters. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited financial statements appearing elsewhere in this prospectus. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus. These operating results are not necessarily indicative of the results of any future period.

                                                                          QUARTER ENDED
                                              ----------------------------------------------------------------------
                                              SEPT. 30,    DEC. 31,    MAR. 31,    JUNE 30,    SEPT. 30,    DEC. 31,
                                                1998         1998        1999        1999        1999         1999
                                              ---------    --------    --------    --------    ---------    --------
                                                                          (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues....................................   $   335     $   720     $ 1,030     $ 1,625      $ 2,384     $ 3,479
Cost of revenues............................       155         257         289         501          774       1,082
                                               -------     -------     -------     -------      -------     -------
Gross profit................................       180         463         741       1,124        1,610       2,397
                                               -------     -------     -------     -------      -------     -------
Operating expenses:
  Research and development..................       737         865         953       1,048        1,426       1,976
  In-process research and development.......        --          --          --          --          101          --
  Sales and marketing.......................       467         607         688         809        1,042       1,260
  General and administrative................       270         315         339         419          314         626
  Stock-based compensation..................        --          --          27          90          321       1,262
                                               -------     -------     -------     -------      -------     -------
    Total operating expenses................     1,474       1,787       2,007       2,366        3,204       5,124
                                               -------     -------     -------     -------      -------     -------
Loss from operations........................    (1,294)     (1,324)     (1,266)     (1,242)      (1,594)     (2,727)
Interest and other income (expense), net....        13         (34)        (42)         73          105          72
                                               -------     -------     -------     -------      -------     -------
Net loss....................................   $(1,281)    $(1,358)    $(1,308)    $(1,169)     $(1,489)    $(2,655)
                                               =======     =======     =======     =======      =======     =======
AS A PERCENTAGE OF REVENUES:
Revenues....................................     100.0%      100.0%      100.0%      100.0%       100.0%      100.0%
Cost of revenues............................      46.3        35.7        28.1        30.8         32.5        31.1
                                               -------     -------     -------     -------      -------     -------
Gross profit................................      53.7        64.3        71.9        69.2         67.5        68.9
                                               -------     -------     -------     -------      -------     -------
Operating expenses:
  Research and development..................     220.0       120.1        92.5        64.5         59.8        56.8
  In-process research and development.......        --          --          --          --          4.2          --
  Sales and marketing.......................     139.4        84.3        66.9        49.8         43.7        36.2
  General and administrative................      80.6        43.8        32.9        25.8         13.2        18.0
  Stock-based compensation..................        --          --         2.6         5.5         13.5        36.3
                                               -------     -------     -------     -------      -------     -------
    Total operating expenses................     440.0       248.2       194.9       145.6        134.4       147.3
                                               -------     -------     -------     -------      -------     -------
Loss from operations........................    (386.3)     (183.9)     (122.9)      (76.4)       (66.9)      (78.4)
Interest and other income (expense), net....       3.9        (4.7)       (4.1)        4.5          4.4         2.1
                                               -------     -------     -------     -------      -------     -------
Net loss....................................    (382.4)     (188.6)     (127.0)      (71.9)       (62.5)      (76.3)
                                               =======     =======     =======     =======      =======     =======

     The $105,000 decrease in general and administrative expenses from the quarter ended June 30, 1999 to the quarter ended September 30, 1999 was due to a decrease in professional services expenses and a lower bad debt provision in the third quarter based on the profile of receivables at that time. The $312,000 increase in general and administrative expenses from the quarter ended September 30, 1999 to the quarter ended December 31, 1999 was due primarily to a significant increase in costs associated with consulting, recruiting and professional services, including costs related to the conversion to a new general ledger accounting system. Interest and other income (expense), net has fluctuated across quarters as a result of interest earned on cash balances.

     Our revenues and operating results will vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control and any of which may cause our stock price to fluctuate. The primary factors that may affect us include the timing of sales of our source media router products, new product introductions by our competitors and general economic conditions as well as those specific to the Internet and related industries.

     Our revenues and operating results depend upon the volume and timing of customer orders and the date of product delivery. Historically, a substantial portion of revenues in a given quarter have been recorded in the third month of that quarter, with a concentration of these revenues in the last two weeks of the third month. We expect this trend to continue and, therefore, any failure or delay in the closing of orders would harm our quarterly operating results.

     We plan to increase significantly our operating expenses to fund greater levels of research and development, expand our sales and marketing operations, broaden our customer support capabilities and develop new distribution channels. We also plan to expand our general and administrative functions to address the increased reporting and other administrative demands, which will result from being a publicly traded company and the increasing size of our business. Our operating expenses are largely based on anticipated revenue trends and a high percentage of our expenses are, and will continue to be, fixed in the short term. As a result, a delay in generating or recognizing revenue for the reasons set forth above, or for any other reason, could cause significant variations in our operating results from quarter to quarter and could result in substantial operating losses.

     Due to the foregoing factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarters, our operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock may fall.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations primarily through private sales of convertible preferred stock, with proceeds of $26.6 million, as well as through capital leases for computers, office equipment, software and furniture.

     We used $4.2 million in cash for operations in 1999, a decrease of $716,000 from the $4.9 million used in 1998. The change was attributable to an increase in our net loss from $5.0 million in 1998 to $6.6 million in 1999 and an increase in receivables, offset by increased accounts payable, accrued expenses and non-cash charges in 1999. Cash used in investing activities was $1.6 million in 1999 whereas we generated $251,000 in cash from investing activities in 1998. We generated $7.4 million in cash in 1998 and $17.2 million in cash in 1999 from financing activities, primarily from private sales of convertible preferred stock. We have used leases to partially finance capital purchases. In 1999, we spent $313,000 acquiring certain assets of Varuna Software, Inc.

     Cash, cash equivalents and short-term investments totaled $14.4 million at December 31, 1999, up from $3.0 million at December 31, 1998. The increase came solely from financing activities, offset by cash used in operations, and to a lesser extent, the purchase of equipment. The increase was primarily due to the receipt of $17.5 million in proceeds from the sale of preferred stock in March and June 1999. Our capital requirements depend on numerous factors, including:

     - timing and amount of sales of our products;

     - market acceptance of our products;

     - the resources we devote to developing, marketing, selling and supporting our products; and

     - the timing and extent of establishing international operations.

     We expect to devote substantial capital resources to continue our research and development efforts, to hire and expand our sales, support, marketing and product development organizations, to expand marketing programs, to establish additional facilities worldwide and for other general corporate activities. Although we believe that our current cash balances will be sufficient to fund our operations for at least the next 12 months, there can be no assurance that we will not require additional financing within this time frame or that such additional funding, if needed, will be available on terms acceptable to us or at all.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued FAS No. 133, Accounting for Derivative Instruments and Hedging Activities. FAS No. 133 establishes methods for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because we do not currently hold any derivative instruments and do not engage in hedging activities, we expect that the adoption of FAS No. 133 will not have a material impact on our financial position or results of operations.

     In December 1999, the SEC issued SAB 101, "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Management believes that the impact of SAB 101 will not have a material effect on the financial position or results of operations of the Company.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET INTEREST RATE SENSITIVITY

     The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we have invested in may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. To minimize this risk, we maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds and government and non-government debt securities. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate. In addition, we invest in relatively short-term securities. As of December 31, 1999, all of our investment were classified as cash and cash equivalents. See Note 2 to the Consolidated Financial Statements.

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

                                    BUSINESS

OVERVIEW

     SkyStream Networks develops and sells a new category of networking products that enable the Internet to connect with broadcast networks, such as cable, satellite and digital television networks. This converged network, called the Broadcast Internet, enhances the delivery of multimedia-rich and other data intensive content. Our products enable service providers to combine the quality, scalability and efficiency of broadcast networks with the interactivity and personalization of the Internet to deliver multimedia-rich content simultaneously to a large number of users. The Yankee Group, a global market research firm, forecasts that the market opportunity for equipment that can enable this combined network will grow to approximately $3.7 billion by 2003, from virtually nothing in 1998.

     We enable the Broadcast Internet through our source media routers, which aggregate and distribute content across broadcast networks, and edge media routers, which receive content from broadcast networks and redistribute this content over the existing Internet infrastructure. We also develop Broadcast Internet management software that manages content delivery across the converged network. We produce our source media routers and we currently procure our edge media routers from an original equipment manufacturer.

     Our source media router enables broadcasters to combine Internet content with their existing video programming through standards based interoperable interfaces. These media routers also connect to a broad range of proprietary legacy broadcast equipment as well as non-proprietary standards based equipment. With our fully interoperable platform, broadcast service providers can quickly add new revenue generating data services. At the same time, they can lower their infrastructure costs by purchasing non-proprietary best-of-breed standards based equipment and connecting it to their network by using our source media router.

     Our products are used by broadcast service providers, Internet service providers, telecommunication service providers and content distribution providers around the world. With our products, cable, satellite and digital television broadcasters can use the Broadcast Internet to offer multicast high speed Internet services, such as live webcasts, streaming audio/video and web caching, or interactive Internet applications, such as video enhanced e-commerce and online learning. Internet service providers, telecommunication service providers and content distribution providers can use our products to leverage the Broadcast Internet as an additional high speed backbone to deliver multimedia content closer to the user. Our products have been sold to over 60 end user service providers around the world as of December 31, 1999. Direct and indirect customers of our products include Cablecom Engineering AG, EchoStar Communications, iBEAM Broadcasting, Intel, International Datacasting Corporation, Loral-CyberStar, NAGRA-Kudelski and Pacific Century CyberWorks. We sell our products through a direct sales force as well as through system integrators and resellers.

INDUSTRY BACKGROUND

     RAPID GROWTH OF THE INTERNET FROM INCREASING USAGE

     The Internet has become a global medium for communications, entertainment and commerce and has changed the way individuals and businesses communicate and exchange information. The growth of data traffic over the Internet is driven by a number of factors, including:

     - the increase in the number of consumers accessing the Internet on a more frequent basis;

     - the increase in the number of businesses using the Internet not only to reach customers, but also to conduct business transactions with partners, vendors and suppliers as well as to support telecommuters;

     - the proliferation of new wired and wireless Internet enabled devices;

     - the increase in the availability and use of broadband Internet access services;

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

     - the proliferation of increasingly complex multimedia-rich content; and

     - the emergence of new Internet based applications designed to simultaneously reach large audiences.

     EMERGENCE OF A NEW CLASS OF INTERNET CONTENT

     Content on the Internet is evolving rapidly from simple, static web pages to complex graphics and audio/video streams. Delivery of this new class of content requires significantly more bandwidth. In addition, while the Internet has historically been used for e-mail and basic information retrieval, which are point-to-point exchanges between a user and a host server, new applications are emerging, such as online learning and live multimedia webcasts, that require the rich content to reach up to millions of users simultaneously. These applications require point-to-multipoint exchanges, also known as multicasting. We believe that as Internet users become more demanding and competition for viewers becomes more intense, the breadth, complexity and frequency of multicasting rich content will increase. This emerging content will place further demands on the Internet infrastructure in terms of bandwidth, scalability and predictability of content delivery. The following table depicts examples of the traditional Internet content and the corresponding multimedia-rich, point-to-multipoint content that is emerging.

[Diagram Depicting The Transition From Traditional Internet Content To Emerging
                               Internet Content]

     INTERNET DESIGN LIMITATIONS FOR EMERGING INTERNET CONTENT

     The current Internet infrastructure is not designed to efficiently handle the delivery of this new multimedia-rich content or to support the multicasting needs of the emerging applications. Two fundamental design elements of the Internet create these constraints:

     - THE TRADITIONAL INTERNET IS A POINT-TO-POINT NETWORK. The traditional Internet is built to handle the movement of data from one point to another using the Internet Protocol, or IP, standard. When the same data is sent to several locations, it is done by sending additional copies of that data, separately, on each path that connects the sender to the individual receivers. As the number of simultaneous receiver locations increases to the millions, as may be desired for live events, webcasting and other multicast-based applications, the existing Internet infrastructure cannot scale to meet the bandwidth demands.

     - THE TRADITIONAL INTERNET IS A BEST-EFFORTS NETWORK. The path between each user's personal computer and the computer that holds the requested content is a series of interconnected computer networks. The content itself is comprised of many data packets that move from one network to another in a hop-by-hop manner. Not all networks have the same capacity to carry data and not all devices that interconnect these networks have the same capacity to process the data at similar speeds. If any of the intermediate hops experiences congestion, as is the case when a large number of users tries to access the same content, some of the data packets can be arbitrarily dropped or delayed. These errors introduce a degree of unpredictability and unreliability in content delivery. When the content includes audio and/or video streams, this loss or delay of data packets can severely impact the listening and viewing experience for the user.

     In recent years, large investments have been made to improve the physical infrastructure of the Internet and to increase the amount of available bandwidth. Advances in networking technologies such as gigabit and terabit-speed routing, optical networking, broadband access, web caching and content replication have delivered solutions that greatly increase the Internet's capacity to carry high bandwidth content from point-to-point. However, these solutions do not address the fundamental need of emerging applications to deliver multimedia-rich and other data intensive content to a large number of users simultaneously, in a scalable and predictable manner.

     For example, recent attempts to deliver streaming audio and video content over the Internet to many listeners and viewers simultaneously, such as the Victoria's Secret webcast, the NetAid concert webcast, the "Star Wars: The Phantom Menace" movie trailer release and the Super Bowl 2000 webcast, experienced significant difficulties in delivering a uniform and high quality experience. In the aftermath of each of these attempts, it was widely reported in the press that many Internet users could not gain access to the content and that those who did gain access received poor quality and unsynchronized audio and video.

     The current Internet infrastructure is designed to facilitate interactivity and communications between users in a network we refer to as the Transaction Internet. The Transaction Internet experiences particular congestion when delivering this event based or streaming content over the traditional Internet infrastructure.

           [Diagram depicting data flow in the Transaction Internet]

     As a result of the Transaction Internet's inability to deliver high quality, rich content to a large number of end users simultaneously in a predictable manner, many content and application developers are electing to create simplified versions of their content. In addition, after being frustrated by their past attempts to download multimedia-rich content, Internet users may limit their future viewing of such content.

     BROADCAST NETWORKS -- OPTIMIZED FOR MULTICASTING RICH CONTENT

     Unlike the Transaction Internet, broadcast network infrastructures have been built to optimize the one way transmission of rich content to large numbers of users in a predictable, reliable and scalable manner. Traditional broadcast networks, including television, cable and satellite networks, have been explicitly designed over the last 50 years to deliver high quality, synchronized audio and video content to large populations of listeners and viewers. In addition, over the last five years many of these networks have migrated from analog to digital transmission systems, thus greatly enhancing their ability to carry new types of digital content. The ability to offer Internet enhanced broadcast content would create incremental revenue opportunities for the service providers that own and operate these networks. However, broadcast service providers face enormous technological challenges in extending their networks' capability to deliver traditional broadcast content as well as Internet content. One such challenge is broadcasters' need to find bandwidth to offer Internet services in addition to their traditional broadcast content, which typically consumes substantially all of their available bandwidth. Current digital broadcast technology is unable to offer broadcasters the full use of their transmission bandwidth. As a result, typically between two and ten percent of their available bandwidth goes unused, filled instead with empty place holders called null packets.

     BROADCAST NETWORKS DESIGN LIMITATIONS FOR DELIVERING INTERNET CONTENT

     The current digital broadcast network infrastructure is not designed to efficiently handle the delivery of Internet content. These limitations are a result of two fundamental issues related to broadcast networks:

     - BROADCAST NETWORKS ARE NOT INTERACTIVE. Digital broadcast service providers typically operate networks that are optimized for the one way transmission of television oriented services using the Moving Picture Experts Group, or MPEG, standard. The traditional broadcast networks have only very limited ability to integrate data seamlessly into their current audio/video streams. In addition, traditional broadcast networks are not interactive because they only offer a one way channel of content delivery and generally lack a return path for data communications from users.

     - BROADCAST NETWORKS ARE DOMINATED BY LEGACY EQUIPMENT AND
       SERVICES. Current broadcast networks are built using systems that are predominantly closed and proprietary. These systems limit broadcast service providers' ability to use best-of-breed equipment to offer new services. Furthermore, broadcast service providers have an installed base of equipment, which limits the change they can make to their networks and requires any incremental changes to be completely compatible with their existing equipment and services. Also, in the short run, because end users expect near perfect service reliability, broadcast service providers cannot afford to turn off on-going services in order to turn on new Internet based services.

     THE NEED FOR A BROADCAST CAPABLE INTERNET

     While the Internet presents users with great flexibility to experience data services in a fully interactive manner, the existing Transaction Internet network is not designed to support simultaneous content delivery to multiple users. The broadcast network infrastructures, conversely, are capable of delivering high quality video programming to many users simultaneously, but these networks are not designed to provide interactivity to enrich the users' experiences. A new category of networking products is therefore required to overcome the challenges facing both the Internet and broadcast networks. These products would enable broadcast networks to be connected with the Internet, creating the Broadcast Internet that seamlessly combines the powerful benefits of each network.

THE SKYSTREAM NETWORKS SOLUTION

     The SkyStream Networks solution combines the efficiency, scalability and performance of broadcast networks with the interactivity and personalization of the Internet. Our products and technology enable broadcast networks to connect with the Internet, creating the Broadcast Internet, which offers a cost effective, reliable and seamless path for multimedia-rich content to be delivered to traditional Internet service providers and end users. By enabling the Broadcast Internet, our solution allows content to be delivered across multiple paths, as the diagram below depicts.

            [Diagram depicting data flow in the Broadcast Internet]

     Our products include a new category of interoperable high-performance networking products known as media routers and sophisticated software that manages Internet content and services through the Broadcast Internet. Cable, satellite and digital television broadcasters can use our products to offer multicast high speed content or interactive Internet applications. With our products that use the MPEG standard, broadcasters can combine digital video streams based on MPEG and data based on IP in a cost effective and seamless manner for content transmission over the Broadcast Internet. Internet service providers, telecommunications service providers and content distribution providers can utilize our solution as an incremental high speed backbone to deliver content and services to the end user.

     The key benefits of our solution are:

     - SCALABLE AND PREDICTABLE CONTENT DELIVERY. Our source media routers and software are capable of delivering rich Internet content to a very large number of locations, which could include service providers and end users, across broadcast networks in a scalable manner.

       Because our solutions typically use the broadcast network for delivery, the amount of bandwidth required to broadcast a specific set of content with our products is fixed, irrespective of the number of receiving locations. Our solutions eliminate congestion, arbitrary packet loss and delay variances that may otherwise occur when the same content is delivered to the same locations over the point-to-point best-efforts Internet network.

     - SEAMLESS INTEROPERABILITY WITH EXISTING EQUIPMENT. Our source media routers and software are purpose-built to be seamlessly inserted into a service provider's existing network and to interoperate with all industry standard digital video and Internet infrastructure equipment, including network management, subscriber management, digital video multiplexing and encryption systems. Our solutions enable broadcasters to use their existing equipment along with new multiple vendor and best-of-breed broadcast and Internet equipment, thus reducing future equipment costs and protecting their capital investment in existing equipment. Further, our products seamlessly merge Internet and broadcast content for delivery over broadcast networks, without affecting the quality of the underlying audio, video or Internet data being transmitted.

     - BANDWIDTH OPTIMIZATION. Our source media routers and software enable broadcast networks to provide the high bandwidth capacity needed to handle a full range of emerging multimedia-rich content in a secure environment. In addition, through our null packet optimization technology, our products enable the broadcaster to harvest significant amounts of otherwise unavailable broadcast bandwidth.

     By enabling an interoperable Broadcast Internet, our solutions offer compelling new Internet content delivery opportunities. We believe that web site owners will quickly adapt to the availability of significant additional high quality network capacity by including more full motion video, high quality audio and photo quality graphics in their web sites and services. In addition, our solutions make it possible for service providers to offer new interactive and personalized services and thereby profit from incremental revenues without making fundamental changes to their infrastructures.

     Customer applications of our SkyStream solutions can include the following:

     SATELLITE DIRECT-TO-HOME SERVICE PROVIDER: Satellite service providers that deliver subscription based television services via satellite to their customers can efficiently and securely provide Internet content or programming with our solutions. This enhanced content is typically viewed by end users through a television set with a digital set top box or through a personal computer.

     SATELLITE CONTENT DISTRIBUTION SERVICE PROVIDER: Satellite service providers can deliver multimedia-rich IP and MPEG based programming to other service providers with our solutions by bypassing the congestion points of the traditional Internet. This content then may be immediately distributed over the Internet infrastructure as requested by end users, or it may be cached and held until requested at a later time.

     CABLE SERVICE PROVIDER: Our interoperable solutions allow service providers to create open architecture systems that enable the use of best-of-breed equipment and software, while adding a key integration point for high speed data services. For example, cable service providers use our solutions to improve multimedia-rich content delivery to digital set top basics and cable modems while interoperating with existing equipment, such as video encoders, multiplexers and security systems.

     OVER-THE-AIR DIGITAL TELEVISION BROADCASTER: With our solutions, over-the-air digital television broadcasters can insert Internet content into their broadcast networks, simultaneously distribute television and Internet content over their network and enable the reception of the content by end users with digital television receivers and personal computers.

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

SKYSTREAM STRATEGY

     Our objective is to become the leading global provider of hardware and software solutions that deliver Internet and broadcast media content over the Broadcast Internet in an efficient, predictable and scalable manner. The key elements of our strategy are to:

     EXTEND OUR LEADERSHIP IN ENABLING THE BROADCAST INTERNET. We have developed products that merge the traditional Internet with broadcast networks, creating a combined medium called the Broadcast Internet that is optimized for multiple types of content. We intend to apply our early market leadership position, differentiated technology and customer focus to build solutions that expand the efficiency, performance and accessibility of the Broadcast Internet.

     CREATE AND ENHANCE AN OPEN PLATFORM FOR THE BROADCAST INTERNET. Our products are fully interoperable with all industry standard networking and broadcast equipment and create an integration point for IP and MPEG based content using industry standards. Our open platform enables the users of our products to seamlessly integrate and deliver content securely over cable, satellite and digital television networks. We will continue to develop products that are interoperable with new and legacy equipment. We will also strive to lead the adoption of industry standards.

     DRIVE BROADCAST INTERNET ADOPTION ACROSS A BROAD RANGE OF INDUSTRY SEGMENTS. Our products are used by broadcast service providers, Internet service providers, telecommunication service providers and content distribution providers around the world. We believe that our products represent a compelling value proposition that is applicable to every multicast or broadcast stream delivered over service provider networks. To further penetrate our target markets and increase awareness of our solutions across a range of customers, we intend to expand our global direct and indirect sales and distribution channels. We also plan to educate and support content developers to purpose-build content for the Broadcast Internet in order to increase demand for our solutions across existing and new customer segments.

     LEVERAGE AND EXPAND BROADCAST INTERNET RELATIONSHIPS. We have established relationships with many of the leading broadcast and Internet equipment vendors that service the Broadcast Internet. We believe a broad range of relationships, including those we have with General Instrument, Lucent Technologies and Real Networks, will further facilitate end-to-end delivery of content and value added services across the Broadcast Internet. We believe these relationships are also important to extend our open platform. We plan to leverage and expand existing and new relationships to extend our leadership in enabling the Broadcast Internet.

     OFFER A COMPELLING VALUE PROPOSITION TO OUR CUSTOMERS. As our interoperable media routers and software are deployed throughout our customers' networks, we believe that our customers can introduce new broadcast and Internet services and generate incremental revenues. At the same time, with our fully interoperable architecture, our customers can lower costs by utilizing our null packet optimization technology to harvest otherwise wasted bandwidth and by integrating existing legacy equipment with best-of-breed components from their suppliers of choice. We will continue to work closely with our customers to identify, enhance and develop solutions that increase revenue generating opportunities and lower infrastructure costs by reducing dependence on proprietary systems.

PRODUCTS

     We develop and sell source media routers and software that allow rich Internet content to be broadcast to millions of users simultaneously, securely and with low latency across existing broadcast networks. Our flagship product line of source media routers, the DBN series, enables cable, satellite and digital television broadcasters to add IP data broadcast services to their existing programming by inserting IP data into their MPEG transmission streams. We also provide edge media routers that enable Internet service providers and telecommunications service providers to remotely receive Internet protocol data services from broadcasters and deliver them throughout their networks. Our family of Broadcast Internet management software enables broadcasters to aggregate, schedule and broadcast web and data services, or channels, to a target set of receiving locations on their network.

     A simplified diagram of the placement of source media routers and edge media routers in the Broadcast Internet network is shown below:

 [Diagram depicting placement of source media routers and edge media routers in the Broadcast Internet network]

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

     SOURCE MEDIA ROUTERS

     Our source media routers inject IP data into MPEG streams for broadcast over cable, satellite, and digital television systems. Source media routers are segmented by function as well as by market segment served, as summarized in the table below:

         [Table depicting market served and function of media routers]

     Our source media routers are typically deployed in a rack at the service providers' network transmission point such as a satellite uplink or cable headend facility. Our source media router line of products is sold as a complete, integrated solution that does not require any additional hardware or software to integrate with a broadcaster's uplink network. In addition to our standard features, we sell upgrade hardware and software features such as IP Quality of Service and fixed key conditional access security to improve services or performance in the delivery of IP channels. List prices for our source media routers range from approximately $36,000 to $55,000 per unit depending on product series and configuration. Each source media router is typically deployed in the network with a fully redundant second unit.

     EDGE MEDIA ROUTERS

     Our edge media routers are typically deployed at remote network reception points such as the Internet service provider, CLEC or cable headend facility. Our edge media router products are capable of remotely receiving and routing broadcast data content, typically originating from a SkyStream source media router, and routing content through either the existing Internet access network or directly to a corporate end user via a local area network. The edge media router is typically situated in a rack in a service provider's facility. Each edge media router is typically configured to receive content from a specific Broadcast Internet service provider. Therefore, multiple edge media routers may be located at a single reception point to enable multiple Broadcast Internet services. List prices for our edge media routers range from approximately $3,500 to $5,000 per unit depending on feature configuration. We currently procure our edge media routers from an original equipment manufacturer and market and support them as a SkyStream branded products.

     BROADCAST INTERNET MANAGEMENT SOFTWARE

     Our Broadcast Internet management software enables service providers to easily and effectively manage the collection, preparation and broadcast of Internet content. Our software also enables a Broadcast Internet service provider to offer a customizable program guide for its programming and content delivery schedule. The suite of software includes integrated server software modules for the service provider facility and client modules for the receiving locations.

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

     SERVER SOFTWARE. Our server software collects, schedules and broadcasts the web channels and an associated program guide over the network. Our server software allows service providers to set up the web channels for delivery to a targeted audience on the network. The server software is offered in three versions ranging from an evaluation version to a professional version that contains all of the software features and functionality at a list price of approximately $40,000. Our server software is sold separately from our source media routers.

     CLIENT SOFTWARE. Our client software that selects, receives and caches content for delay-free viewing is used in conjunction with the server software to efficiently manage the collection of Broadcast Internet content at the user's receiving device. Client software is available in two primary formats: a service provider version and a consumer version. The service provider client software is used in conjunction with edge media routers and enables service providers to manage and filter the Broadcast Internet content being distributed. This content can be cached and delivered to the Internet service provider's customers over existing Internet networks. The consumer client software version resides on the consumer's client device such as a personal computer or a set top device. This software allows the end consumer to browse and select specific Broadcast Internet content. Both versions of the client software come with a customizable program guide that lists web content available for viewing or caching. The service provider client software is licensed on a per installation basis at a list price of approximately $2,500 and the consumer client software is licensed on a per device basis either to the manufacturer of the consumer's client device or to the consumer.

SKYSTREAM CUSTOMERS

     As of December 31, 1999, the following customers had purchased more than $100,000 from SkyStream:

                                                            RESELLERS
          DIRECT CUSTOMERS                      (PRIMARY END USER(S) OF RESELLER)
          ----------------               -----------------------------------------------
Cablecom                                 Harris Corporation (Granite Broadcasting
                                           Corporation)
EchoStar Communications                  Ideal Systems (Mentor Data Systems)
Geocast                                  International Datacasting Corporation (Loral-
                                           Cyberstar/Telefonica)
GV Broadcasting                          Miralite Communications (State University of
                                           New York)
iBEAM Broadcasting                       NAGRA-Kudelski (Polsat)
Intel Corporation                        Radyne Comstream (Reuters)
Pacific Century CyberWorks               Scientific-Atlanta (Pacific Century CyberWorks)

     The primary end user(s) for each reseller accounted for more than 40% of sales to that reseller. As of December 31, 1999, we had sold over 300 source media routers. In the year ended December 31,1999, EchoStar Communications accounted for approximately 38% of our revenue, International Datacasting Corporation accounted for approximately 12% of our revenue and Cablecom accounted for approximately 10% of our revenue.

     Representative examples of how our customers use our products are set forth below.

     SATELLITE DIRECT-TO-HOME SERVICE PROVIDER

     An affiliate of EchoStar Technologies Corporation delivers subscription based satellite digital television programs to millions of home and business viewers around the United States. In developing their current generation digital uplink, EchoStar was looking for a way to create an interoperable architecture that integrated their existing video equipment with a secure access system. By using SkyStream's DBN-26 source media router, EchoStar can integrate best-of-breed components from different suppliers into an open architecture instead of limiting itself to vendors providing only proprietary interfaces. Placed as the last digital gateway before the content is broadcast, the DBN-26 source media router scrambles video programming and inserts tables for controlling the look and feel of the Dish Network service. EchoStar's selection of the DBN-26 source media router will enable them to significantly lower their uplink infrastructure costs through its interoperable architecture.

     SATELLITE CONTENT DISTRIBUTION SERVICE PROVIDER

     iBEAM Broadcasting has developed an Internet Broadcast Network that is optimized for the delivery of streaming media. The mission of iBEAM Broadcasting is to bring the fidelity, scale, and efficiency of traditional broadcasting to the Internet. iBEAM's advanced networking architecture creates similar efficiencies to traditional broadcasting by harnessing the point-to-multipoint power of satellite broadcasting and combining it with the interactivity of the Internet. By selecting SkyStream's DBN-26 source media router to distribute point-to-multipoint satellite broadcasting of Internet content to their intelligent iBEAM servers located at the "edge" of the Internet, iBEAM was able to create a worldwide network to deploy rich, streaming video and audio content to Internet service providers' around the world. The DBN-26 source media router also scrambles the content to secure the delivery to its authorized customers. Effectively, SkyStream enables iBEAM to expand rapidly to global locations without customizing its equipment to adhere to proprietary and closed satellite systems.

     CABLE SERVICE PROVIDER

     Cablecom is a leading cable company in Switzerland, supplying digital cable-based television programming to over 1.5 million households. In building its architecture, Cablecom was looking to find a way to utilize broadcast equipment from a broad group of suppliers who had never previously integrated their equipment together. Furthermore, the company wanted to build a next generation architecture that allowed them to leave as an option the ability to add different video and secure access equipment, as well as IP data services without having to perform extensive re-engineering each time they wanted to add a new product from a new supplier. The DBN-26 source media router is integrated into each of Cablecom's headend facilities at the integration point for MPEG video, IP Data and secure scrambling systems. Cablecom's selection of the DBN-26 source media router allowed them to move beyond a proprietary architecture and integrate new services using best-of-breed equipment suppliers.

     OVER-THE-AIR DIGITAL TELEVISION BROADCASTER

     Granite Broadcasting Corporation is a television broadcaster that operates nine television stations in geographically diverse markets, reaching almost 7.0% of the nation's television households. In the process of creating their digital television transmission system, Granite needed to outfit their architecture with the ability to add IP data streams to their network, without causing any interruption to their video programming equipment. Granite purchased our DBN-35 source media router and Broadcast Internet management software, which are private labeled to Harris Corporation and sold under the brand name DataPlus, for their two flagship San Francisco Bay area based stations. The DBN-35 source media router enables Granite to add real time streaming IP content to their digital television transmission, allowing Granite to create numerous new revenue opportunities for digital television stations in the future.

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

TECHNOLOGY

     We believe our unique product architecture and technology is designed to optimize content delivery across the Broadcast Internet and provides us with a fundamental competitive advantage. We also believe our differentiated technology has positioned us to efficiently develop and offer future next-generation products. The following are key components of our differentiated technology platform:

     UNIQUE PRODUCT ARCHITECTURE. Our source media routers are purpose-built for the reliable, high-performance delivery of content across the Broadcast Internet. Our source media router includes MPEG transport stream interface hardware that provides wire-speed MPEG transport packet pre-processing, filtering, time stamping and wire-speed MPEG transport packet scrambling. Our source media router software handles the MPEG streams on a packet-by-packet basis, thus enabling maximum control over the identification, modification, routing and re-multiplexing of individual packets and flows within the transport stream. Our purpose-built hardware and software is designed to achieve high levels of reliability as a result of system level redundancy for MPEG stream handling, IP data processing and conditional access processing. This system level redundancy supports continuous operation and provides protection from single points of failure in the broadcast transmission chain.

     MULTI-VENDOR INTEROPERABILITY. Our solutions offer flexibility and are interoperable with numerous types of equipment from a broad range of vendors. This interoperability is achieved with our products through the implementation of standards-based interfaces and protocols, where applicable. Our source media routers implement the standards for MPEG transport interfaces, IP encapsulation formats, and conditional access interfaces, as specified by national and international standards setting bodies such as Digital Video Broadcasting, American Television Standards Committee, Society of Motion Pictures and Television Engineers and Internet Engineering Task Force. Our source media routers also interoperate with popular but non-standard broadcast equipment. For areas of inter-system interaction where standards do not exist or apply directly, our source media routers implement a common messaging architecture to facilitate communication with third-party conditional access, traffic, control and scheduling systems.

     BANDWIDTH MANAGEMENT. Our null packet optimization technology is integrated into our source media routers and can be applied to reclaim lost and unused bandwidth on a broadcast network. As a consequence of the inherent inefficiencies of current MPEG compression and multiplexing technologies, typically between two to ten percent of the broadcast network bandwidth is wasted and becomes unavailable to the broadcast service provider. This bandwidth can be used effectively to add new Internet content-based services.

     KEY PRODUCT LOCATION IN THE NETWORK. Our source media routers are installed at the egress point of each broadcast transmission chain, creating a new point of integration for MPEG streams, conditional access and IP data. This capability provides the broadcast service provider tremendous flexibility for network expansion as well as additional new services, enhanced existing services with new data elements and tiered services. In addition, our edge media routers work in conjunction with our source media routers to enable the easy rollout of value added services. Furthermore, our edge media routers facilitate other content delivery solutions, such as web caching, which move content closer to the edge of the network and continue to enhance performance and speed of content delivery.

     END-TO-END CONTENT DELIVERY MANAGEMENT. Our Broadcast Internet management software provides a complete data delivery solution for our customers and end users. Because specific software is provided for both the server and the end user's device, content may be both pushed and pulled through the Broadcast Internet. The broadcast service provider can create, schedule, announce and manage the delivery of multicast Internet content of any type to any number of users. The subscribers of such services are able to personalize the reception of these services and receive them in a seamless manner.

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

SALES & MARKETING

     We sell and market our products worldwide through our direct sales force and multiple indirect channels.

     DIRECT SALES. Our direct sales efforts have been primarily focused on satellite, digital television and cable broadcasters. For the year ended December 31, 1999, direct sales accounted for approximately 82% of our revenue. Our direct sales organization consisted of a total of eleven people as of February 29, 2000. We have sales offices in Mountain View, California; Atlanta, Georgia; and London. We plan on hiring a significant number of sales personnel as we expand our direct sales force around the world.

     INDIRECT SALES. We have entered into an original equipment manufacturer agreement with Harris Corporation, a leading supplier of broadcasting equipment to the television broadcast market. Harris Corporation is the largest manufacturer of digital television equipment in the United States. In addition, we have reseller agreements with International Datacasting Corporation, Miralite Communications and distribution agreements with distributors in Australia and Japan. We also have selling relationships with large equipment suppliers who purchase our products for integration into a complete system which are then sold to service providers. These companies include Radyne Comstream, General Instrument, Lucent Technologies, NAGRA-Kudelski and Scientific-Atlanta.

     MARKETING. Our product marketing and marketing communications specialists develop and implement specific marketing strategies for our products. Our marketing organization is responsible for product feature and schedule definition, sales and channel support, product presentations, documentation and pricing, and business development. Our marketing organization also performs activities such as marketing communications, marketing research, web site management, public relations, advertising and trade shows. There were eight employees in the marketing department as of February 29, 2000.

SUPPORT SERVICES

     We offer a set of integration and support services to our customers. Our customers receive support from the sales process through installation and during on-going operation. Our customers generally purchase one year of our SkySupport customer service program when purchasing our products. As of February 29, 2000, our technical support team consisted of six professional staff. These employees offer 24 hour phone support seven days per week to our customer base worldwide. They are trained to answer most technical questions by phone, however, they may also perform on-site support visits. This group also provides training courses for our customers and partners.

MANUFACTURING

     Our manufacturing operation is entirely outsourced to Pemstar, a contract manufacturer. Pemstar, located in San Jose, California, is an established contract manufacturer with ISO 9001 certification. This subcontracting arrangement includes material procurement, board level assembly, final assembly, test and shipment to our customers. We do not have a written agreement with Pemstar, except on a purchase order basis. Pemstar is not obligated to provide us with specific quantities or prices. We utilize automated design, manufacturing and test processes to minimize cycle times and improve product quality. We design and implement all of the tests that are required to meet internal and external quality standards, and routinely monitor product quality via on-site inspections. This arrangement provides us with the following benefits:

     - we operate without dedicating substantial space to manufacturing operations;

     - we conserve a significant portion of the working capital that would be required for funding inventory; and

     - we can more easily adjust manufacturing volumes to meet changes in demand.

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

     We provide product demand forecasts to Pemstar approximately three months prior to scheduled delivery of products to our customers. A combination of standard parts and components are used, which are generally available from more than one vendor.

     If Pemstar's manufacturing capacity becomes constrained and they are unable to provide us with adequate supplies of high-quality products, we may be unable to fulfill customer orders. As a result, our relationships with our customers could suffer and our sales could be harmed. Because we sell a large percentage of our source media router products at the end of each fiscal quarter, Pemstar's manufacturing capacity could become constrained by our placing a large volume of orders at one time. Although Pemstar has other manufacturing facilities in Minnesota, the Netherlands, Mexico, China, Singapore and Thailand, transitioning production to any of those facilities on a rush basis could cause a significant delay in our production schedule. In addition, if our business grows, Pemstar may lack the ability to scale its operations to accommodate our future needs.

     As of February 29, 2000, we employed six people in our manufacturing group.

RESEARCH AND DEVELOPMENT

     We believe that strong product development capabilities are essential to our strategy of enhancing our core technology, developing additional applications that incorporate that technology, and maintaining the competitiveness of our product and service offerings. We are utilizing our development experience and our first generation source media router hardware and software to develop additional media routing and multiplexing capabilities to target the next generation technology and product needs of our customers. We continue to expand the functionality of our current generation products to improve performance and scalability, and to provide an enhanced management interface. Our research and development department is organized into teams that work in parallel on several projects.

     Our research and development process is driven by the availability of new technology, market demand and customer feedback. We have invested significant time and resources in creating a structured process for undertaking all product development projects. This process involves all functional groups and all levels within the company. Following an assessment of market demand, our research and development team develops a full set of comprehensive functional product specifications based on inputs from the product management and sales organizations. This process is designed to provide a framework for defining and addressing the steps, tasks and activities required to bring product concepts and development projects to market.

     As of February 29, 2000, we employed forty-four people in our research and development group. Our research and development expenses totaled $5.4 million for the year ended December 31, 1999.

COMPETITION

     The Broadcast Internet is new and rapidly evolving, and we expect this market to become highly competitive in the future. We anticipate that other companies will expand into our market in the future, and introduce competitive products. We also face indirect competition from public and private companies providing products that attempt to solve similar broadcast and Internet network problems to those that our products address. The development of alternative solutions to broadcast and Internet network problems by competitors, particularly systems companies who also manufacture components, could significantly limit our growth. We compete on the basis of the performance, architecture, functionality and price of our products as well as our level of customer service.

     The Internet infrastructure market has historically been dominated by companies such as Cisco Systems, Lucent Technologies and Nortel Networks. The broadcast network equipment market has historically been dominated by companies such as General Instrument, Harmonic and Scientific-Atlanta. These are large public companies that have longer operating histories and significantly greater financial, technical, marketing and other resources than we have. As a result, these companies are able to devote greater resources to the development, promotion, sale and support of their products. In addition, our competitors that have large market capitalizations or cash reserves are much better positioned than we are to acquire other companies that may have new technologies or products that may displace our product lines. Any of these acquisitions could give our competitors a strategic advantage. In addition, we believe that the Broadcast Internet industry is likely to encounter consolidation in the future. Such consolidation could lead to the formation of more formidable competitors.

     Many of our potential competitors have significantly more established sales and customer support organizations than we do. In addition, many of our competitors have much greater name recognition and have more extensive customer bases, better developed distribution channels and broader product offerings than our company. These companies can use their customer bases and broader product offerings and adopt aggressive pricing policies to gain market share. We expect to encounter potential customers that, due to existing relationships with our competitors, are committed to the products offered by these competitors. As a result, these potential customers may not consider purchasing our products.

     In addition, a number of private companies have developed products to address problems similar to those our products address. With respect to our source media router products, our competitors include Logic Innovations, Harmonic and Thomcast. We currently procure our edge media routers from BroadLogic, an original equipment manufacturer, on a purchase order basis. BroadLogic also sells a similar product under their own name, which could result in our competing with BroadLogic for the same customers. With respect to our edge media router products, our competitors include Harmonic and Viacast Networks, Inc. With respect to our Broadcast Internet management software, we believe that we may encounter competition from The Fantastic Corporation, KenCast, NDS Group plc and Starburst Software.

     Existing and potential customers are also our potential competitors. These customers may develop or acquire additional competitive products or technologies in the future, which may cause them to reduce or cease their purchases from us.

     As a result of these factors, we expect that competitive pressures may result in lower prices, reduced margins and loss of market share.

INTELLECTUAL PROPERTY

     Our success and ability to compete are substantially dependent upon our internally developed technology and know how. We have filed eleven patent applications to date. Our engineering teams have significant expertise in ensuring interoperability among industry standard video and IP protocols and proprietary video compression and security standards. Our null packet optimization technology, which is a core feature of most of our source media routers, was developed internally and is the subject of one of our patent applications.

     While we rely on patent, copyright, trade secret and trademark law to protect our technology, we also believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance are essential to establishing and maintaining a technology leadership position. There can be no assurance that others will not develop technologies that are similar or superior to our technology.

     Our success will depend upon our ability to obtain necessary intellectual property rights and protect our intellectual property rights. We cannot be certain that we will be able to obtain the necessary intellectual property rights or that other parties will not contest our intellectual property rights. We currently license certain MPEG-related patented technology. These licenses can be terminated at any time. If any of these licenses are terminated we may be unable to enter into alternative licenses on a timely basis and on acceptable terms.

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

EMPLOYEES

     As of February 29, 2000, we had a total of 97 employees, 88 of whom were based in the United States. Of the total, 44 were engaged in research and development, 25 were engaged in sales, marketing and customer support, 10 were engaged in operations, and 18 were in administration and finance. None of our employees is subject to a collective bargaining agreement and we believe that our relations with our employees are excellent.

FACILITIES

     As of December 31, 1999, our principal administrative, sales, marketing and research and development facility occupied approximately 22,000 square feet in Mountain View, California. In February 2000, we entered into a lease agreement for approximately 46,000 square feet in Sunnyvale, California and plan to move our principal administrative, sales, marketing and research and development facility there in the third quarter of 2000. We have sales offices in Atlanta and London. We have a software development team located in Thunder Bay, Ontario.

ADVISORY BOARD

     We have assembled an Advisory Board composed of industry experts to review our products and provide specific feedback in technology applications and business market focus. Our Advisory Board meets semi-annually. Members of the Advisory Board are John D. Abel, Vice President, Business Development of GeoCast Network Systems, Inc.; Martin Dunsmuir, General Manager, Emerging Technologies of RealNetworks; Thomas C. Jacobson, Founder and Consultant of T.C. Jacobson & Associates; Richard Johnson, Vice President of Advanced Development of EchoStar Communications Corporation; and Roland N. Noll, Founder and Consultant of R2 Technologies.

LEGAL PROCEEDINGS

     We are not a party to any material legal proceedings.

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

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information with respect to our executive officers and directors as of the date of this prospectus.

            NAME              AGE                          POSITION
            ----              ---                          --------
James D. Olson..............  49   President, Chief Executive Officer and Director
Susan Ketcham...............  44   Vice President of Finance, Chief Financial Officer,
                                   Treasurer and Secretary
Chandrasekharan               41   Vice President of Engineering and Chief Technology
  Nilakantan................       Officer
Clint Chao..................  37   Vice President of Marketing
Daniel W. Riordan...........  37   Vice President of Sales
David Olson.................  50   Vice President of Operations
Roger E. George.............  34   Vice President of Legal Affairs and General Counsel
Valerie Wilson..............  32   Vice President of Business Development
Wendell G. Van                55   Director
  Auken(1)(2)...............
James Ramo(1)...............  53   Director
Geoffrey Y. Yang(2).........  40   Director

---------------
(1) Member of Audit Committee
(2) Member of Compensation Committee

     JAMES D. OLSON has served as President, Chief Executive Officer and director of SkyStream since July 1997. From May 1996 to July 1997, Mr. Olson was Senior Vice President and General Manager of the Wide Area Network Operations of 3Com Corporation, a supplier of networking products. From September 1974 to May 1996, Mr. Olson held various positions with the Hewlett-Packard Corporation, most recently as general manager of the Video Communications Division. Mr. Olson holds a BSEE degree from the University of California, Davis and MSEE and MBA degrees from Santa Clara University.

     SUSAN KETCHAM has served as Chief Financial Officer of SkyStream since January 2000 and as Vice President of Finance since June 1998. Ms. Ketcham served as Director of Finance from October 1997 to June 1998. From February 1996 to September 1997, Ms. Ketcham served as Director of Finance with Target Therapeutics, Inc., a medical device company acquired by Boston Scientific in 1997. From February 1992 to February 1996, Ms. Ketcham held various financial management positions with Sybase, Inc., a database software provider, most recently as Controller of the Customer Service Division. Ms. Ketcham holds a BA degree in American History from Tufts University, an MBA degree from the Wharton School and is a Certified Financial Analyst. Ms. Ketcham also serves on the board of directors of KQED, a local public television station.

     CHANDRASEKHARAN NILAKANTAN has served as Vice President of Engineering and Chief Technology Officer of SkyStream since January 2000. Mr. Nilakantan served as Vice President of Manufacturing and Engineering from March 1998 to January 2000. From January 1988 to February 1998, Mr. Nilakantan served in various positions with 3Com Corporation, most recently as Vice President and General Manager of the Enterprise WAN Division. Mr. Nilakantan holds a BSEE degree from IIT, Madras, India and a MS degree in Engineering Management from Santa Clara University.

     CLINT CHAO has served as Vice President of Marketing of SkyStream since November 1998. Mr. Chao served as Vice President of Marketing and Sales of SkyStream from May 1998 to November 1998. From April 1990 to April 1998, Mr. Chao held various positions with C-Cube Microsystems Inc., a digital video compression technology company, most recently as Senior Director of Marketing for the PC/CODEC Division. From December 1984 to April 1990, Mr. Chao held various sales management positions with Motorola Inc.'s Semiconductor Products Sector. Mr. Chao holds a BS degree in Electrical Engineering and Computer Sciences from the University of California, Berkeley.

     DANIEL W. RIORDAN joined SkyStream in November 1998 and has served as Vice President of Sales since that time. From November 1997 to November 1998, Mr. Riordan was Vice President of Sales and Marketing at Telcom Semiconductor, a manufacturer of analog communications integrated circuits. From May 1994 to November 1997, Mr. Riordan was the director of North American Sales at C-Cube Microsystems, Inc. Mr. Riordan holds a BSEE degree from California Polytechnic University in San Luis Obispo and an MBA degree from the University of Phoenix.

     DAVID OLSON joined SkyStream in November 1999 and has served as Vice President of Operations since that time. From May 1996 to June of 1999, Mr. Olson served in various positions with Avid Technology, a developer of software and systems for creating and manipulating digital media content, most recently as Senior Vice President and General Manager of the Broadcast News Division. From January 1997 to December 1997, Mr. Olson served as Senior Vice President of Worldwide Operations and Chief Operating Officer of Digidesign, a division of Avid Technology. Mr. Olson served as Senior Vice President of Worldwide Operations of Avid Technology from May 1996 to January of 1997. From August 1991 to May of 1996, Mr. Olson served as Vice President of Operations of Digidesign, which was subsequently acquired by Avid Technology. Mr. Olson holds a BA degree in History and Humanities and an MA degree in History from the University of Minnesota and an MBA degree from the Harvard Graduate School of Business Administration.

     ROGER E. GEORGE joined SkyStream in February 2000 and has served as Vice President of Legal Affairs and General Counsel since that time. From May 1995 to February 2000, Mr. George was an attorney with Wilson Sonsini Goodrich & Rosati, P.C., most recently as a partner of the firm. Mr. George holds BS in Commerce and JD degrees from the University of Virginia.

     VALERIE WILSON joined SkyStream in March 2000 and has served as Vice President of Business Development since that time. Prior to joining SkyStream, from August 1997 to February 2000, Ms. Wilson served in various capacities in the Investment Banking division of FleetBoston Robertson Stephens, most recently as Vice President in the Communications Investment Banking division. From June 1996 to May 1997, Ms. Wilson served as a business development associate for Continental Cablevision in the High-Speed Data Group. From July 1993 to July 1995, Ms. Wilson served as Director of Marketing for the Massachusetts Mutual Life Insurance Company. Ms. Wilson holds a BA degree in Political Science and an MA degree in Philosophy from Stanford University and an MBA degree from the Amos Tuck School of Business Administration.

     WENDELL VAN AUKEN has been a director of SkyStream since February 1997. Since 1986, Mr. Van Auken has been a general partner of the Mayfield Fund, a venture capital firm. Mr. Van Auken is a director of Advent Software, Inc., a portfolio management software company, Montgomery Street Income Securities Inc., a closed-end bond fund, and Netcentives Inc., a provider of Internet marketing, products and services. Mr. Van Auken holds a BEE degree from Rensselaer Polytechnic Institute and an MBA degree from Stanford University.

     JAMES RAMO has been a director of SkyStream since May 1999. Since January 2000, Mr. Ramo has served as Chief Executive Officer of Geocast Network Systems, Inc., a provider of audio-visual and interactive content. From September 1997 to October 1999, Mr. Ramo served as President and Chief Operating Officer of TVN Entertainment Corporation, a provider of cable television programming and services. From January 1990 to July 1997, Mr. Ramo served as Executive Vice President of DirecTV, a digital broadcast satellite television service provider. Mr. Ramo holds a BA degree in Economics and Political Science from the University of California, Berkeley and an MS degree from the London School of Economics.

     GEOFFREY Y. YANG has been a director of SkyStream since February 1997. Since June 1989, Mr. Yang has been a general partner of Institutional Venture Partners, a venture capital firm. Mr. Yang also has been a managing director of Redpoint Ventures, a venture capital firm, since August 1999.

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

Mr. Yang is a director of Turnstone Systems, Inc., a provider of digital subscriber line deployment and management products, MMC Networks, Inc., a developer of network processors, Ask Jeeves, Inc., a provider of natural-language question answering services on the Internet, and TiVo, a provider of personalized television services. Mr. Yang holds a BA degree in economics and a BSE degree in Engineering and Management Systems from Princeton University and an MBA from Stanford University.

OFFICERS

     Upon completion of the offering, our bylaws will provide that executive officers are appointed by the board of directors and serve for periods as determined by the board of directors. There are no family relationships among any of our directors, officers or key employees.

BOARD OF DIRECTORS

     Our board of directors currently consists of four members. Our bylaws provide that the board of directors shall determine the number of directors on our board. Upon completion of this offering, our certificate of incorporation will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, one class of our board of directors will be elected each year. To implement the classified structure, Messrs. Olson and Ramo have been elected Class I Directors, whose terms expire at the 2001 annual meeting of stockholders. Mr. Yang has been elected a Class II Director, whose term expires at the 2002 annual meeting of stockholders. Mr. Van Auken has been elected a Class III Director, whose term expires at the 2003 annual meeting of stockholders. This classification of the board of directors may delay or prevent a change in control of our company or in our management. See "Description of Capital Stock -- Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions".

BOARD COMMITTEES

     We established an audit committee in February 2000. The audit committee consists of Messrs. Van Auken and Ramo. The audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants.

     We established a compensation committee in January 1999. The compensation committee consists of Messrs. Van Auken and Yang. The compensation committee reviews and recommends to the board of directors the compensation of all of our officers and directors, including stock compensation and loans and establishes and reviews general policies relating to the compensation and benefits of our employees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. No interlocking relationship exists between any member of our board of directors or our compensation committee and any member of the board of directors or compensation committee of any other company, and no such interlocking relationship has existed in the past.

DIRECTOR COMPENSATION

     We do not currently compensate our directors in cash for their service as members of the board of directors, although they are reimbursed for certain expenses in connection with attendance at board of director and committee meetings. Under our 1996 Stock Option Plan, nonemployee directors are eligible to receive stock option grants at the discretion of the board of directors. Upon completion of this offering, nonemployee directors will receive automatic annual nondiscretionary stock option grants under our 2000 Director Stock Option Plan and also will be eligible to receive additional stock option grants at the discretion of the board of directors. For further information regarding the provisions of the 1996 Stock Option Plan and the 2000 Director Stock Option Plan, see "Incentive Stock Plans".

LIMITATIONS ON DIRECTORS' LIABILITY AND INDEMNIFICATION

     Upon completion of the offering, our certificate of incorporation will limit the liability of directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     The limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Upon completion of this offering, our certificate of incorporation will provide that we shall indemnify our directors, officers and employees and may indemnify our other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also will permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in their capacity as an officer, director, employee or other agent, regardless of whether we would have the power to indemnify him or her under Delaware law.

     We have entered into agreements to indemnify our directors and executive officers in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for judgments, fines, settlement amounts and certain expenses, including attorneys' fees incurred by the director or executive officer in any action or proceeding, including any action by or in the right of SkyStream, arising out of the person's services as a director or executive officer of us, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

     The limited liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

     At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

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

EXECUTIVE COMPENSATION

     SUMMARY COMPENSATION TABLE

     The following table indicates the compensation earned for services rendered to SkyStream in all capacities for the year ended December 31, 1999 by our Chief Executive Officer and our next most highly compensated executive officers who earned more than $100,000 during the year.

                           SUMMARY COMPENSATION TABLE

                                                         LONG-TERM
                                                        COMPENSATION
                                                           AWARDS
                                                        ------------
                                ANNUAL COMPENSATION      SECURITIES
                               ---------------------     UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITIONS   SALARY($)    BONUS($)     OPTIONS(#)     COMPENSATION($)
----------------------------   ---------    --------    ------------    ---------------
James D. Olson...............  $175,000     $100,000         --             $9,579
  President and Chief
     Executive Officer
Chandrasekharan Nilakantan...   180,000       23,090         --                 --
  Vice President of
     Engineering
Clint Chao...................   170,000       35,724         --                 --
  Vice President of Marketing
Daniel W. Riordan............   150,000      106,774         --                 --
  Vice President of Sales
Robert S. Robinett...........   140,000       29,125         --                 --
  Former Vice President of
     Business Development

     The amount in the column entitled "All Other Compensation" represents interest forgiven under a note payable by Mr. Olson.

OPTION GRANTS IN LAST FISCAL YEAR

     We did not grant any options to the executive officers named in the summary compensation table during the year ended December 31, 1999. We granted a total of 1,976,336 options to our employees and consultants during 1999. All of these options were granted under our 1996 Stock Option Plan and have a term of 10 years, subject to earlier termination in the event the optionees' services to us cease. The exercise prices of the options we granted were equal to the fair market value of our common stock, as valued by our board of directors, on the date of grant. Options under the 1996 Stock Option Plan generally vest over four years with 25% of the shares subject to the option vesting on the first anniversary of the grant date, and the remaining option shares vesting ratably monthly thereafter.

     AGGREGATE OPTION EXERCISES AND OPTION VALUES

     The following table provides information concerning the number of options exercised during the year ended December 31, 1999 by the executive officers named in the summary compensation table and the number and value of vested and unvested options those officers held as of December 31, 1999.

     The amounts in the "Value Realized" column are equal to the fair market value of the purchased shares on the option exercise date, less the exercise price paid for such shares.

     OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                               NUMBER OF SECURITIES
                                                              UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                    OPTIONS AT              IN-THE-MONEY OPTIONS AT
                                 SHARES                        DECEMBER 31, 1999 (#)         DECEMBER 31, 1999 ($)
                              ACQUIRED ON       VALUE       ---------------------------   ---------------------------
            NAME              EXERCISE (#)   REALIZED ($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
            ----              ------------   ------------   -----------   -------------   -----------   -------------
James D. Olson..............         --              --            --             --             --             --
Chandrasekharan
  Nilakantan................    150,000         540,450       277,500             --        999,833             --
Clint Chao..................    375,000       1,320,000            --             --             --             --
Daniel W. Riordan...........         --              --        85,313        229,687        287,505        774,045
Robert S. Robinett..........         --              --            --             --             --             --

     The value realized is calculated on the basis of the fair market value of the common stock on the date of exercise minus the exercise price. It does not necessarily indicate that the optionee sold the stock for the amount listed. The value of in-the-money options represents the positive spread between the exercise price of the stock options and the fair market value of the common stock on the date of exercise as determined by our board of directors. Our board of directors determined that the fair market value of our common stock was $3.67 per share as of December 31, 1999.

INCENTIVE STOCK PLANS

     OUR 1996 STOCK OPTION PLAN

     Our 1996 Stock Option Plan was adopted by our board of directors and stockholders in July 1996. The Plan was amended in February 1997, February 1999, January 2000 and February 2000. A total of 14,898,900 shares of common stock have been reserved for issuance under our stock option plan, together with an annual increase in the number of shares reserved thereunder beginning on the first day of our fiscal year -- commencing January 1, 2001 -- in an amount equal to the lesser of:

     - 3,500,000 shares;

     - 5% of our outstanding shares of common stock on the last day of the prior fiscal year; or

     - a lesser amount determined by our board of directors

     Our stock option plan provides for grants of incentive stock options to our employees including officers and employee directors and nonstatutory stock options to our consultants and nonemployee directors. The purposes of our stock option plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees and consultants and to promote the success of our business. At the request of the board of directors, the compensation committee administers our stock option plan and determines the optionees and the terms of options granted, including the exercise price, number of shares subject to the option and the exercisability thereof.

     The term of an option granted under the 1996 Stock Option Plan is stated in the option agreement. However, the term of an incentive stock option may not exceed ten years and, in the case of an option granted to an optionee who owns more than 10 percent of our outstanding stock at the time of grant, the term of an option may not exceed five years. Options granted under the 1996 Stock Option Plan vest and become exercisable as set forth in each option agreement.

     With respect to any optionee who owns more than 10 percent of our outstanding stock, the exercise price of any stock option granted must be at least 110% of the fair market value on the date of grant.

     No incentive stock options may be granted to any optionee, which, when combined with all other incentive stock options becoming exercisable in any calendar year that the optionee holds, would have an aggregate fair market value in excess of $100,000. In any fiscal year, we may not grant any employee options to purchase more than 500,000 shares or 2,500,000 shares in the case of an employee's initial employment.

     As of December 31, 1999, we had issued 3,152,154 shares of common stock upon the exercise of options granted under the 1996 Stock Option Plan, we had outstanding options to purchase 2,572,449 shares of common stock at a weighted average exercise price of $1.31 per share and 1,674,300 shares remain available for future option grants under the 1996 Stock Option Plan.

     The 1996 Stock Option Plan will terminate in February 2010, unless our board of directors terminates it sooner.

2000 EMPLOYEE STOCK PURCHASE PLAN

     Our 2000 Employee Stock Purchase Plan was adopted by our board of directors and approved by our stockholders in February 2000 and will be effective upon completion of this offering. The 2000 Employee Stock Purchase Plan provides our employees with an opportunity to purchase common stock of SkyStream through accumulated payroll deductions. A total of 500,000 shares of common stock have been reserved for issuance under the 2000 Employee Stock Purchase Plan, none of which have been issued. Beginning on the first day of our fiscal year commencing in 2001, the shares reserved for issuance under the 2000 Employee Stock Purchase Plan will be increased by an amount equal to the lesser of:

     - 1,500,000 shares;

     - 3% of the outstanding shares on that date; or

     - a lesser amount determined by the board of directors.

     The 2000 Employee Stock Purchase Plan will be administered by our board of directors or by a committee appointed by the board of directors. The 2000 Employee Stock Purchase Plan will permit eligible employees to purchase common stock through payroll deductions of up to 15% of an employee's base compensation as indicated on the employee's Form W-2, provided that no employee may purchase more than $25,000 worth of stock pursuant to our stock purchase plans in one calendar year, determined at the fair market value of the shares at the time of grant.

     Unless the board of directors or its committee determines otherwise, the 2000 Employee Stock Purchase Plan will be implemented in a series of overlapping 24 month offering periods, each offering period consisting of four six month purchase periods. The first offering period will begin on the effective date of this offering and end on the last trading day on or before October 31, 2000. Thereafter, offering periods will begin on the first trading day on or after May 1 and November 1 of each year and will terminate on the last trading day in the period six months later. Each participant in the 2000 Employee Stock Purchase Plan will be granted an option on the first trading day of an offering period to purchase common stock and the option will be automatically exercised on the date six months later, the end of a purchase period, throughout the offering period. If the fair market value of our common stock on any purchase date is lower than the fair market value on the start date of that offering period, then all participants in that offering period will be automatically withdrawn from that offering period and re-enrolled in the offering period that immediately follows. The purchase price of our common stock under the 2000 Employee Stock Purchase Plan will be 85% of the lesser of the fair market value per share on the start date of the offering period or at the end of the purchase period. Employees may end their participation in an offering period at any time, and their participation automatically ends on termination of employment.

     In the event we are acquired and the acquiring corporation does not assume or substitute for the outstanding options, the offering and purchase periods then in progress will be shortened and all options automatically exercised. The board of directors may amend, modify or terminate the 2000 Employee Stock Purchase Plan at any time as long as the amendment, modification or termination does not adversely affect the rights of the participants or is pursuant to specific provisions in the plan. The 2000 Employee Stock Purchase Plan will terminate in February 2010 unless terminated earlier in accordance with its provisions.

2000 DIRECTOR STOCK OPTION PLAN

     Our 2000 Director Stock Option Plan will become effective upon the closing of this offering. We have reserved a total of 400,000 shares of common stock for issuance under the 2000 Director Stock Option Plan, together with an annual increase in the number of shares reserved thereunder beginning on the first day of our fiscal year commencing January 1, 2001 equal to the lesser of:

     - 100,000 shares;

     - 0.25% of the outstanding shares on that date; or

     - a lesser amount determined by the board of directors.

     The option grants under the 2000 Director Stock Option Plan are automatic and non-discretionary, and the exercise price of the options is 100% of the fair market value of our common stock on the grant date.

     The 2000 Director Stock Option Plan provides for an initial grant to a nonemployee director of an option to purchase 30,000 shares of common stock on the date on which he or she becomes a member of the board of directors. A nonemployee director who becomes chairman will receive an additional initial option to purchase 2,000 shares on the date on which he or she becomes chairman. Additional initial options to purchase 2,000 shares will be granted to a nonemployee director on the date the nonemployee director first joins the audit committee of the board of directors and on the date the nonemployee director first joins the compensation committee of the board of directors. Each nonemployee director will thereafter automatically be granted an additional option to purchase 10,000 shares of common stock at the next meeting of the board of directors following the annual meeting of stockholders, if on the date of the annual meeting, the director has served on the board of directors for at least six months. The subsequent option will be increased by 2,000 shares for service as chairman, 2,000 shares for service on the audit committee and 2,000 shares for service on the compensation committee.

     The term of the options granted under the 2000 Director Stock Option Plan is ten years, but the options expire three months following the termination of the optionee's status as a director or twelve months if the termination is due to death or disability. The initial 30,000 share grants will become exercisable at a rate of 25% of the shares on the first anniversary of the grant date and at a rate of 1/48 of the shares per month thereafter. The subsequent 10,000 share grants will become exercisable at the rate of 1/48 of the shares per month thereafter.

401(K) PLAN

     In January 1997, we established a Retirement Savings and Investment Plan, the 401(k) plan, covering our full-time employees located in the United States. The 401(k) Plan is intended to qualify under Section 401(k) of the Internal Revenue Code, so that contributions to the 401(k) Plan by employees or by us and the investment earnings thereon are not taxable to the employees until withdrawn. If our 401(k) Plan qualifies under Section 401(k) of the Internal Revenue Code, our contributions will be deductible by us when made. Our employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit of $10,000 in 2000 and to have those funds contributed to the 401(k) Plan. The 401(k) Plan permits us, but does not require us, to make additional matching contributions on behalf of all participants. To date, we have not made any contributions to the 401(k) Plan.

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

     On June 13, 1997, we entered into an employment offer letter with James D. Olson, our Chief Executive Officer. In connection with the offer letter, Mr. Olson purchased 1,638,750 shares of common stock pursuant to a restricted stock purchase agreement. These shares are subject to a right of repurchase that lapses over a four-year period at the rate of 25% after one year of employment and ratably monthly thereafter. Mr. Olson purchased the shares with a full recourse promissory note bearing interest at the minimum rate allowable to avoid imputation of interest compounded annually. The interest is to be forgiven annually as long as we employ Mr. Olson, with the amount of the forgiveness grossed up for federal and state income tax purposes. Mr. Olson is entitled to receive an amount equal to his base salary for a period of six months in the event he is terminated for reasons other than cause. During such period, Mr. Olson is to continue to vest in his stock options and to participate in employee health, medical and other benefits as if he was an employee.

     On January 28, 2000, we entered into an employment offer letter with Roger
E. George, our Vice President of Legal Affairs and General Counsel. In connection with the offer letter, Mr. George purchased 150,000 shares of common stock pursuant to a restricted stock purchase agreement. These shares are subject to a right of repurchase that lapses over a four-year period at the rate of 25% after one year of employment and ratably monthly thereafter. Mr. George purchased the shares with a full recourse promissory note bearing interest at the minimum rate allowable to avoid imputation of interest compounded annually. Interest on the note is forgiven as long as we employ Mr. George. If in the first year of his employment we are acquired or sold and Mr. George is involuntarily or constructively terminated without cause, 50% of our right to repurchase the shares will lapse.

                           RELATED PARTY TRANSACTIONS

     The following is a description of transactions since July 1996 to which we have been a party, in which the amount involved in the transaction exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our capital stock had or will have a direct or indirect material interest other than compensation arrangements which are otherwise required to be described under "Management".

TRANSACTIONS WITH DIRECTORS, EXECUTIVE OFFICERS AND 5% STOCKHOLDERS

     COMMON STOCK

     On July 1, 1996 we issued 1,169,025 shares of common stock to each of our founders, Robert S. Robinett, Regis Gratacap, Simon Wong and William Slattery for aggregate proceeds of $40,000. The shares were issued pursuant to founders' restricted stock purchase agreements and are subject to a right of repurchase by SkyStream, which lapses monthly over a period of four years. All of the shares issued to our founders will be fully vested in July 2000. In addition the following table summarizes sales of common stock on exercise of options by our officers, directors and principal stockholders and persons and entities affiliated with them:

         PURCHASER             DATE OF PURCHASE    PRICE PER SHARE   SHARES OF COMMON STOCK
         ---------            ------------------   ---------------   ----------------------
James D. Olson..............    January 29, 1998*      $  .06              1,638,750
                                January 25, 2000*      $ 6.67                525,000
Clint Chao..................    January 20, 1999       $  .15                375,000
Roger E. George.............    February 4, 2000       $ 9.33                150,000
Regis Gratacap..............    January 25, 2000       $ 6.67                 75,000
Susan Ketcham...............   November 15, 1999       $  .06                 55,467
                               November 15, 1999       $  .15                 11,718
                               December 27, 1999       $  .06                 57,034
                               December 27, 1999       $  .15                 25,781
                               December 27, 1999       $ 2.67                 37,499
Chandrasekharan
  Nilakantan................        June 4, 1999       $  .06                150,000
                                January 12, 2000*      $  .15                277,500
David Olson.................   November 11, 1999*      $ 2.67                262,500
James Ramo..................    January 14, 2000       $ 1.33                 12,500
Robert S. Robinett..........    January 25, 2000*      $ 6.67                 75,000
William Slattery............    January 25, 2000*      $ 6.67                 75,000
Simon Wong..................    January 25, 2000*      $ 6.67                 75,000

---------------
* The purchaser signed a full resource promissory note as consideration for this purchase. For a description of these promissory notes, see "-- Loans to Executive Officers".

     PREFERRED STOCK

     The following table summarizes the sales of preferred stock to our executive officers, directors and principal stockholders, and persons and entities associated with them. Each share of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock automatically converts into one share of common stock upon the closing of this offering. See "Principal Stockholders" for a summary of the affiliations of each of the persons and entities described below.

                                   SERIES A      SERIES B      SERIES C     TOTAL VALUE OF
                                  PREFERRED     PREFERRED     PREFERRED     PREFERRED STOCK
                                    STOCK         STOCK         STOCK          PURCHASED
                                  ----------    ----------    ----------    ---------------
Date of sale....................    02/12/97      03/25/98      03/22/99
Price per share.................  $     0.67    $     1.50    $     3.33      $26,995,003
Entities associated with our
  directors:
  Entities Associated with
     Mayfield Fund (Mr. Van
     Auken).....................   3,300,000     1,666,668     1,200,000      $ 8,700,002
  Entities Associated with
     Institutional Venture
     Partners (Mr. Yang)........   3,300,000     1,666,667     1,200,000      $ 8,700,000
Norwest Venture Partners VII,
  L.P...........................          --            --     2,400,000      $ 8,000,000

     The purchase of Series C Preferred Stock by entities associated with Mayfield Fund includes 71,250 shares of Series C Preferred Stock purchased by Mr. Van Auken's family trust.

STOCK OPTION GRANTS TO OFFICERS AND DIRECTORS

     Stock option grants to our directors and executive officers are described under the captions "Management -- Director Compensation" and "-- Executive Compensation". Since our inception, we have granted options to our directors and current and former executive officers, including the Named Executive Officers as follows:

                                            NUMBER
                                              OF
                  NAME                      SHARES          GRANT DATE        EXERCISE PRICE
                  ----                     ---------    ------------------    --------------
James D. Olson...........................  1,638,750         July 14, 1997        $ 0.06
                                             525,000      January 19, 2000          6.67
Clint Chao...............................    375,000           May 4, 1998          0.15
                                             120,000      January 19, 2000          6.67
Roger E. George..........................    150,000      February 1, 2000          9.33
Susan Ketcham............................     82,500       October 2, 1997          0.06
                                              30,000         March 3, 1998          0.06
                                              37,500         June 25, 1998          0.15
                                              75,000    September 29, 1999          2.67
Chandrasekharan Nilakantan...............    427,500         March 3, 1998          0.06
                                             120,000      January 19, 2000          6.67
David Olson..............................    262,500     November 11, 1999          2.67
James Ramo...............................     75,000           May 6, 1999          1.33
Daniel W. Riordan........................    315,000      December 1, 1998          0.30
Valerie Wilson...........................    175,000         March 4, 2000         12.00

LOANS TO EXECUTIVE OFFICERS AND FOUNDERS

     JAMES D. OLSON. In January 2000 in connection with James D. Olson's purchase of 525,000 shares of our common stock pursuant to a restricted stock purchase agreement, we loaned Mr. Olson $3,500,000 under a secured full recourse promissory note with interest at the minimum rate allowable to avoid imputation of interest, compounded annually. Interest is forgiven annually as long as he remains our employee. Principal and interest on the note become due and payable on the earlier of five years from the date of the note or 90 days after Mr. Olson's termination of employment with us.

     In January 1998 in connection with Mr. Olson's exercise of an option to purchase 1,638,750 shares of our common stock pursuant to a restricted stock purchase agreement, we loaned Mr. Olson $109,250 under a secured full recourse promissory note with interest at the minimum rate allowable to avoid imputation of interest, compounded annually. Interest is forgiven annually as long as he remains our employee. Principal and interest on the note become due and payable on the earlier of five years from the date of the note or 90 days after Mr. Olson's termination of employment with us.

     CLINT CHAO. In January 2000 in connection with Clint Chao's purchase of 120,000 shares of our common stock pursuant to a restricted stock purchase agreement, we loaned Mr. Chao $800,000 under a secured full recourse promissory note with interest at the minimum rate allowable to avoid imputation of interest, compounded annually. Principal and interest on the note become due and payable on the earlier of five years from the date of the note or 90 days after Mr. Chao's termination of employment with us.

     CHANDRASEKHARAN NILAKANTAN. In January 2000 in connection with Chandrasekharan Nilakantan's purchase of 120,000 shares of our common stock pursuant to a restricted stock purchase agreement, we loaned Mr. Nilakantan $800,000 under a secured full recourse promissory note with interest at the minimum rate allowable to avoid imputation of interest, compounded annually. Principal and interest on the note become due and payable on the earlier of five years from the date of the note or 90 days after Mr. Nilakantan's termination of employment with us.

     DAVID OLSON. In November 1999 in connection with David Olson's purchase of 262,500 shares of our common stock pursuant to a restricted stock purchase agreement, we loaned Mr. Olson $700,000 under a secured full recourse promissory note with interest at the minimum rate allowable to avoid imputation of interest, compounded annually. Principal and interest on the note become due and payable on the earlier of five years from the date of the note or 90 days after Mr. Olson's termination of employment with us.

     ROGER E. GEORGE. In February 2000 in connection with Roger E. George's purchase of 150,000 shares of our common stock pursuant to a restricted stock purchase agreement, we loaned Mr. George $1,400,000 under a secured full recourse promissory note with interest at the minimum rate allowable to avoid imputation of interest, compounded annually. Interest is forgiven annually as long as he remains our employee. Principal and interest on the note become due and payable on the earlier of five years from the date of the note or 90 days after Mr. George's termination of employment with us.

     ROBERT S. ROBINETT. In January 2000 in connection with Robert S. Robinett's purchase of 75,000 shares of our common stock pursuant to a restricted stock purchase agreement, we loaned Mr. Robinett $500,000 under a secured full recourse promissory note with interest at the minimum rate allowable to avoid imputation of interest, compounded annually. Principal and interest on the note become due and payable on the earlier of five years from the date of the note or 90 days after Mr. Robinett's termination of employment with us.

     WILLIAM SLATTERY. In January 2000 in connection with William Slattery's purchase of 75,000 shares of our common stock pursuant to a restricted stock purchase agreement, we loaned Mr. Slattery $500,000 under a secured full recourse promissory note with interest at the minimum rate allowable to avoid imputation of interest, compounded annually. Principal and interest on the note become due and payable on the earlier of five years from the date of the note or 90 days after Mr. Slattery's termination of employment with us.

     REGIS GRATACAP. In January 2000 in connection with Regis Gratacap's purchase of 75,000 shares of our common stock pursuant to a restricted stock purchase agreement, we loaned Mr. Gratacap $500,000 under a secured full recourse promissory note with interest at the minimum rate allowable to avoid imputation of interest, compounded annually. Principal and interest on the note become due and payable on the earlier of five years from the date of the note or 90 days after Mr. Gratacap's termination of employment with us.

     SIMON WONG. In January 2000 in connection with Simon Wong's purchase of 75,000 shares of our common stock pursuant to a restricted stock purchase agreement, we loaned Mr. Wong $500,000 under a secured full recourse promissory note with interest at the minimum rate allowable to avoid imputation of interest, compounded annually. Principal and interest on the note become due and payable on the earlier of five years from the date of the note or 90 days after Mr. Wong's termination of employment with us.

INDEMNIFICATION

     We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See "-- Limitation of Liability and Indemnification".

SALES TO RELATED PARTIES

     For the year ended December 31, 1999 we sold $137,000 of products to Geocast Network Systems. In January 2000, one of our directors, James Ramo, was appointed Chief Executive Officer of Geocast Network Systems.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of December 31, 1999, and as adjusted to reflect the sale of common stock offered in this prospectus, by:

     - each stockholder known by us to own beneficially more than 5% of our common stock, as explained below;

     - each of the Named Executive Officers;

     - each of our directors; and

     - all of our directors and executive officers as a group.

                                                                             PERCENTAGE OF
                                                                                 SHARES
                                                           NUMBER OF       BENEFICIALLY OWNED
                                                             SHARES       --------------------
                                                          BENEFICIALLY     BEFORE      AFTER
          NAME AND ADDRESS OF BENEFICIAL OWNER               OWNED        OFFERING    OFFERING
          ------------------------------------            ------------    --------    --------
5% STOCKHOLDERS
Entities affiliated with Institutional Venture
  Partners..............................................    6,166,667
  3000 Sand Hill Road
  Building 2, Suite 290
  Menlo Park, California 94025
Entities affiliated with Mayfield Fund..................    6,166,668
  2800 Sand Hill Road
  Menlo Park, California 94025
Norwest Venture Partners VII L.P........................    2,400,000
  245 Lytton Ave., Ste. 250
  Palo Alto, California 94301
William Slattery........................................    1,169,025
Regis Gratacap..........................................    1,169,025
Simon Wong..............................................    1,169,025
DIRECTORS AND NAMED EXECUTIVE OFFICERS
James D. Olson..........................................    1,638,750
Clint Chao..............................................      375,000
Daniel W. Riordan.......................................       98,438
Chandrasekharan Nilakantan..............................      427,500
Robert S. Robinett......................................    1,169,025
Wendell Van Auken.......................................    6,166,668
James Ramo..............................................       14,063
Geoffrey Y. Yang........................................    6,166,667
All directors and officers as a group (11 persons)......   16,506,111

---------------
* Represents beneficial ownership of less than 1%.

     Except as otherwise noted above, the address of each person listed on the table is 555 Clyde Avenue, Suite B, Mountain View, CA 94043.

     As of December 31, 1999,           shares of our common stock were
outstanding, assuming that each share of Preferred Stock was converted on a one-for-one basis into common stock. The columns regarding beneficial ownership after the offering assumes that the underwriters' over-allotment option is not exercised. If the over-allotment option is exercised in full, we will sell an
aggregate of           shares of new common stock.

     We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included the shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after December 31, 1999, but we have not included those shares for purposes of computing percentage ownership of any other person. We have assumed unless otherwise indicated below that the person and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

     The beneficial ownership of the persons set forth in the table above includes the following options to purchase our common stock that may be exercised by such person within 60 days of December 31, 1999:

           SECURITIES EXERCISABLE WITHIN 60 DAYS OF DECEMBER 31, 1999

                                                              OPTIONS
                                                              -------
James D. Olson..............................................       --
Clint Chao..................................................       --
Daniel W. Riordan...........................................   98,438
Chandrasekharan Nilakantan..................................  277,500
David Olson.................................................       --
Susan Ketcham...............................................       --
Roger E. George.............................................       --
Valerie Wilson..............................................       --
Robert S. Robinett..........................................       --
Wendell Van Auken...........................................       --
James Ramo..................................................   14,063
Geoffrey Y. Yang............................................       --
All directors and officers as a group.......................  390,001

     The beneficial ownership reported for the Institutional Venture Partners entities and Mr. Yang includes 5,768,400 shares held by Institutional Venture Partners VII, LP, 173,832 shares held by IVP Founders Fund I, LP, 120,000 shares held by IVP Broadband Fund, LP and 104,435 shares held by Institutional Venture Management VII, LP. Mr. Yang disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The General Partner of Institutional Venture Partners VII is Institutional Venture Management VII, LP. The General Partner of IVP Founders Fund LP is Institutional Venture Management VI, LP. The General Partner of IVP Broadband Fund, LP is IVP Broadband Management. The Managing Director of IVP Broadband Management is Institutional Venture Management VIII, LLC. Mr. Yang is a general partner of Institutional Venture Management VII, LP, Institutional Venture Management VI, LP and Institutional Venture Management VIII, LLC. Each of these persons disclaims beneficial ownership of the shares except to the extent of their pecuniary interest therein.

     The beneficial ownership reported for the Mayfield Fund entities and Mr. Van Auken includes 5,430,834 shares held by Mayfield VIII, LP, 378,750 shares held by Broadcast Trust and 285,834 shares held by Mayfield Associates Fund III, LP. Mr. Van Auken disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The General Partner of Mayfield VIII, LP and Mayfield Associates Fund III, LP is Mayfield VIII Management, LLC. Mr. Van Auken is a Managing Director of Mayfield VIII Management, LLC. Each of these persons disclaims beneficial ownership of the shares except to the extent of their pecuniary interest therein. The beneficial ownership for entities affiliated with Mayfield Fund includes 71,250 shares of Series C Preferred Stock held by Mr. Van Auken's family trust.

     The general partner of Norwest Venture Partners, VII, LP is Itasca VC Partners VII, LLP. Promod Haque is a managing partner of Itasca VC Partners VII, LLP. Mr. Haque disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

     As of December 31, 1999, 170,484 of the shares held by Mr. Slattery were subject to a right of repurchase by SkyStream at cost in the event Mr. Slattery ceases to be an employee of SkyStream. The right of repurchase lapses at a rate of 24,354 shares per month.

     As of December 31, 1999, 170,484 of the shares held by Mr. Gratacap were subject to a right of repurchase by SkyStream at cost in the event Mr. Gratacap ceases to be an employee of SkyStream. The right of repurchase lapses at a rate of 24,354 shares per month.

     The beneficial ownership reported for Mr. Wong includes 15,000 shares held in trust for Mr. Wong's children over which Mr. Wong disclaims beneficial ownership. As of December 31, 1999, 170,484 of the shares held by Mr. Wong were subject to a right of repurchase by SkyStream at cost in the event Mr. Wong ceases to be an employee of SkyStream. The right of repurchase lapses at a rate of 24,354 shares per month.

     The beneficial ownership reported for Mr. Olson includes 1,638,750 shares held by a family trust for Mr. Olson and 34,284 shares held in trust for Mr. Olson's children over which Mr. Olson disclaims beneficial ownership. As of December 31, 1999, 648,674 of the shares held by the Olson Family Trust were subject to a right of repurchase by SkyStream at cost in the event Mr. Olson ceases to be an employee of SkyStream. The right of repurchase lapses at a rate of 34,141 shares per month.

     The beneficial ownership reported for Mr. Chao as of December 31, 1999 includes 226,563 shares which are subject to repurchase by SkyStream at cost in the event Mr. Chao ceases to be an employee of SkyStream. The right of repurchase lapses at a rate of 7,813 shares per month.

     The beneficial ownership reported for Mr. Robinett includes 30,000 shares held in trust for Mr. Robinett's children over which Mr. Robinett disclaims beneficial ownership. As of December 31, 1999, 170,484 of the shares held by Mr. Robinett were subject to a right of repurchase by SkyStream at cost in the event Mr. Robinett ceases to be an employee of SkyStream. The right of repurchase lapses at a rate of 24,354 shares per month.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Upon completion of this offering, we will be authorized to issue 350,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of undesignated preferred stock, $0.001 par value. Immediately after this offering,
we estimate there will be approximately           shares of common stock
outstanding, 2,572,449 shares of common stock will be issuable upon exercise of outstanding options assuming there are no additional option grants after December 31, 1999, and no shares of preferred stock will be issued and outstanding based on shares and options outstanding as of December 31, 1999.

     The figure for outstanding shares of common stock upon completion of this offering does not reflect the issuance of an aggregate of 53,078 shares of common stock in connection with the presumed cash exercise of warrants to purchase shares of common stock issued to four individual investors. Under the terms of the warrant, the per share exercise price of the warrant is $1.08. The purchase price for the shares of common stock which can be purchase under the warrants is payable in cash or by applying the value of a portion of the warrant, which is equal to the number of shares of common stock into which the Series B Preferred Stock issuable under the warrant is convertible, multiplied by the fair market value of the shares of common stock into which the shares of Series B Preferred Stock issuable upon exercise of the warrant may be converted, less the per share exercise price, in lieu of payment of the exercise price per share.

     Upon completion of this offering, our certificate of incorporation and bylaws will contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring, or preventing a future takeover or change in control of SkyStream unless such takeover or change in control is approved by the board of directors.

COMMON STOCK

     Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of common stock do not have cumulative voting rights, and therefore, holders of a majority of the shares voting for the election of directors can elect all of the directors. If this occurs, the holders of the remaining shares will not be able to elect any directors.

     Holders of the common stock are entitled to receive such dividends as may be declared from time to time by the board of directors out of funds legally available therefor, subject to the terms of any existing or future agreements between SkyStream and our debtholders. We have never declared or paid cash dividends on our capital stock, expect to retain future earnings, if any, for use in the operation and expansion of our business, and do not anticipate paying any cash dividends in the foreseeable future. In the event of liquidation, dissolution or winding up of SkyStream, the holders of common stock are entitled to share ratably in all assets legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

PREFERRED STOCK

     Effective upon the closing of this offering, our board of directors will have the authority, without action by our stockholders, to designate and issue 10,000,000 shares of currently undesignated preferred stock. The board of directors has the authority to issue the preferred stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption price, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by our stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of SkyStream without further action by the stockholders and may adversely affect the market price of, and the voting and other rights of, the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. We have no current plans to issue any shares of preferred stock.

WARRANTS

     As of December 31, 1999, there were warrants outstanding to purchase 53,078 shares of Series B Preferred Stock. Such Warrants will expire two years after the effective date of this offering. The exercise price for all outstanding warrants is $1.08 per share. The exercise price for the warrants is payable by cash or by applying the value of a portion of the warrant, which is equal to the number of shares of common stock into which the Series B Preferred Stock issuable under the warrant is convertible multiplied by the fair market value of the shares of common stock into which the Series B Preferred Stock issuable upon exercise of the warrant may be converted, less the per share exercise price, in lieu of payment of the exercise price per share.

     In February 2000, we issued a warrant to purchase 15,000 shares of our common stock at an exercise price of $8.67 per share.

REGISTRATION RIGHTS

     Set forth below is a summary of the registration rights of the holders of our Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, each of which will convert into common stock immediately prior to the consummation of this offering.

     DEMAND REGISTRATION. At any time after six months following the closing date of the initial public offering of our common stock, the holders of registration rights may request us to register shares of common stock subject to our right, upon advice of our underwriters, to reduce the number of shares proposed to be registered and provided that at least 40% of the holders of registrable securities together make the request for registration, and that such holders request registration of at least 20% of the registrable securities then outstanding. We will be obligated to effect only two registrations pursuant to such a request by holders of registration rights. If shares requested to be included in a registration must be excluded due to market factors, as determined by the managing underwriter, the shares registered on behalf of the selling stockholders will be allocated among all holders of shares with rights to be included in the registration on the basis of the number of shares with such rights held by such stockholders.

     PIGGYBACK REGISTRATION RIGHTS. The holders who have registration rights have unlimited rights to request that shares be included in any company-initiated registration of common stock other than registrations of employee benefit plans or business combinations subject to Rule 145 under the Securities Act. In our initial registration, the underwriters may, for marketing reasons, exclude up to all of the shares requested to be registered on behalf of all stockholders having the right to request inclusion in such registration. In our subsequent registrations, the underwriters may, for marketing reasons, limit the shares requested to be registered on behalf of all stockholders having the right to request inclusion in such registration. In addition, we have the right to terminate any registration we initiate prior to its effectiveness regardless of any request for inclusion by any stockholders.

     FORM S-3 REGISTRATIONS. After we have qualified for registration on Form S-3, which will not be available until at least 12 months after we become a publicly reporting company, holders of registration rights may request in writing that we effect an unlimited number of registrations of such shares on Form S-3 provided that the gross offering price of the shares to be so registered in each such registration exceeds $1,000,000. We are not obligated to effect a registration on Form S-3 more than twice in any twelve-month period or prior to expiration of 90 days following effectiveness of the most recent registration requested by the holders.

     FUTURE GRANTS OF REGISTRATION RIGHTS. We cannot grant further registration rights without the prior written consent of current stockholders owning at least 50% of the then-outstanding registrable securities, including grants to any holder or prospective holder of any registration rights which would be on more favorable terms than the existing registration rights, including market standoff requirements.

     TRANSFERABILITY. The registration rights are transferable upon notice of the transfer, provided that the transferee acquires all of the registrable securities held by the holder, is a constituent partner of the transferor or assignor, or acquires at least 500,000 shares, and the transferee or assignee assumes the rights and obligations of the transferor for such shares.

     TERMINATION. The registration rights will terminate for all holders of registrable securities on the first to occur of five years after the consummation of the offering or the date on which the holder may sell all of its shares pursuant to Rule 144 during any 90-day period.

ANTITAKEOVER EFFECTS OF SOME PROVISIONS OF CERTIFICATE OF INCORPORATION AND
BYLAWS

     Some of the provisions of our certificate of incorporation and bylaws that will become effective upon the completion of this offering could make the following more difficult:

     - acquisition of SkyStream by means of a tender offer;

     - acquisition of SkyStream by means of a proxy contest or otherwise; or

     - the removal of our incumbent officers and directors.

     These provisions, summarized below, are generally expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of SkyStream to first negotiate with our board of directors. We believe that the benefits of increased protection resulting from our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure SkyStream outweigh the disadvantages of discouraging these proposals, because we believe that the negotiation of these proposals could result in an improvement of their terms.

     ELECTION AND REMOVAL OF DIRECTORS. Upon completion of this offering, our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of SkyStream because it generally makes it more difficult for stockholders to replace a majority of the directors.

     STOCKHOLDER MEETINGS. Upon completion of this offering, under our bylaws, only the board of directors, the chairman of the board, the chief executive officer or the holders of at least 10% of our capital stock may call special meetings of stockholders.

     REQUIREMENTS FOR ADVANCE NOTIFICATION OF STOCKHOLDER NOMINATIONS AND PROPOSALS. Upon completion of this offering, our bylaws will contain advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.

     ELIMINATION OF CUMULATIVE VOTING. Upon completion of this offering, our certificate of incorporation and bylaws will not provide for cumulative voting in the election of directors.

     UNDESIGNATED PREFERRED STOCK. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other right or preferences that could impede the success of any attempt to change control of SkyStream. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of SkyStream.

     AMENDMENT OF CHARTER PROVISIONS. The amendment of the above provisions relating to the election and removal of directors and stockholder meetings will require approval by holders of at least 66 2/3% of the outstanding common stock.

     See "Risk Factors -- Provisions of our charter documents may have anti-takeover effects that could prevent a change in our control" for a further discussion of the charter documents.

EFFECT OF DELAWARE ANTITAKEOVER STATUTE

     We are subject to Section 203 of the Delaware General Corporation law which regulates corporate acquisitions. Section 203 generally prevents Delaware corporations, including those whose securities are listed for trading on the Nasdaq National Market, from engaging in a business combination with any interested stockholder for three years following the date that such stockholder became an interested stockholder. A business combination includes, among other things, a merger or consolidation involving SkyStream and the interested stockholder and the sale of more than 10% of our assets. Generally, an interested stockholder is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may "opt out" of the Section with an express provision in its original certificate of incorporation or an express provision in its certification of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation's outstanding voting shares. We have not "opted out" of the Section.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is BankBoston N.A. BankBoston is located at 150 Royall Street, Canton, Massachusetts, 02021, and its telephone number is (781) 575-3120.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of the common stock.

     Upon completion of this offering, SkyStream will have outstanding
          shares of common stock, assuming the issuance of                shares
of common stock offered hereby and no exercise of warrants or options after
December 31, 1999. Of these shares, the                shares sold in the
offering will be freely tradable without restriction or further registration under the Securities Act; provided, however, that if shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act, their sales of shares would be subject to certain limitations and restrictions that are described below.

     The remaining 23,239,046 shares of common stock held by existing stockholders were issued and sold by SkyStream in reliance on exemptions from the registration requirements of the Securities Act. The officers, directors and certain stockholders have entered into contractual "lock up" agreements providing that they will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of the shares of stock owned by them or that could be purchased by them through the exercise of options to purchase stock for 180 days after the date of this prospectus without the prior written consent of Goldman Sachs & Co.; provided, however, that this restriction shall terminate as to 20% of the shares after 90 days and an additional 20% of the shares after 120 days from the date of this prospectus in the event that, at such dates, the reported last sale price of SkyStream's common stock on the NASDAQ National Market is at least twice the initial public offering price specified in this prospectus for a certain period of time ending on such dates. As a result of these contractual restrictions, and assuming that the conditions to release of the shares are met as of 90 days and 120 days after the date of this prospectus, subject to delays as a result of the timing of SkyStream's earnings releases and compliance with SkyStream's insider trading policies, shares will become eligible for sale, subject in most cases to the limitations of Rule 144 and the lapse of repurchase rights held by us.

                                  APPROXIMATE
       DAYS AFTER DATE          SHARES ELIGIBLE
      OF THIS PROSPECTUS        FOR FUTURE SALE                      COMMENT
      ------------------        ---------------                      -------
On Effectiveness..............                    Shares sold in the offering
90 Days after Effectiveness...                    Initial release of 20% of shares subject to
                                                  lock up; shares saleable under Rules 144 and
                                                  701
120 Days after                                    Second release of 20% of shares subject to
  Effectiveness...............                    lock up; shares saleable under Rules 144 and
                                                  701
180 Days after                                    Lock-up on remaining shares released; shares
  Effectiveness...............                    saleable under Rules 144 and 701

     As of December 31, 1999, there were a total of 2,572,449 shares of common stock subject to outstanding options under our 1996 Stock Option Plan, 743,640 of which were vested, and all of which are subject to lock-up agreements. Immediately after the completion of the offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding options or reserved for future issuance under our 1996 Stock Plan, as amended, the 2000 Employee Stock Purchase Plan and the 2000 Director Stock Option Plan. On the date 90 days after the effective date of the offering, a total of 362,327 shares of common stock subject to outstanding options will be vested; 120 days after the effective date of the offering, a total of 402,002 shares of common stock subject to outstanding options will be vested; and 180 days after the effective date of the offering, a total of 575,378 shares of common stock subject to outstanding options will be vested. After the effective dates of the registration statements on Form S-8, shares purchased upon exercise of options granted pursuant to the 1996 Stock Option

Plan, as amended, the 2000 Employee Stock Purchase Plan and the 2000 Director Stock Option Plan generally would be available for resale in the public market.

     The officers, directors and stockholders of SkyStream have agreed not to sell or otherwise dispose of any of their shares for the time periods described above. Goldman Sachs & Co., however, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of

     - 1% of the number of shares of common stock then outstanding, which will
       equal approximately                shares immediately after this
       offering; or

     - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to certain other requirements regarding the manner of sale, notice filing and the availability of current public information about SkyStream.

RULE 144(k)

     Under Rule 144(k), a person who is not deemed to have been one of SkyStream's "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate", is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

RULE 701

     In general, under Rule 701, any SkyStream employee, director, officer, consultant or advisor who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

     The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options (including exercises after the date of this prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates", as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one year minimum holding period requirement.

                                  UNDERWRITING

     SkyStream and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., FleetBoston Robertson Stephens Inc. and Dain Rauscher Incorporated are the representatives of the underwriters.

                                                              Number of
                        Underwriters                           Shares
                        ------------                          ---------
Goldman, Sachs & Co.........................................
FleetBoston Robertson Stephens Inc. ........................
Dain Rauscher Incorporated..................................
                                                               ------
  Total.....................................................
                                                               ======

     If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional shares from SkyStream to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by SkyStream. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to
purchase           additional shares.

                                                             Paid by SkyStream
                                                        ----------------------------
                                                        No Exercise    Full Exercise
                                                        -----------    -------------
Per Share.............................................     $               $
  Total...............................................     $               $

     Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $     per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to
certain other brokers or dealers at a discount of up to $     per share from the
initial public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.

     SkyStream and its directors, officers and significant stockholders have agreed with the underwriters not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus without the prior written consent of the Representatives; provided, however, that with respect to our directors, officers and significant stockholders, this restriction shall terminate as to 20% of the shares after 90 days and an additional 20% of the shares after 120 days after the date of this prospectus, subject to delays as a result of the timing of SkyStream's earnings releases and compliance with SkyStream's insider trading policies, in the event that, at such dates, the reported last sale price of SkyStream's common stock on the NASDAQ National Market is at least twice the initial public offering price specified in this prospectus for a certain period of time ending on such dates. This agreement does not apply to any existing employee benefit plans. See "Shares Available for Future Sale" for a discussion of certain transfer restrictions.

     Prior to the offering, there has been no public market for our common stock. The initial public offering price was negotiated among SkyStream and the representatives. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were SkyStream's historical performance, estimates of the business potential and earnings prospects of SkyStream, an assessment of SkyStream's management and the consideration of the above factors in relation to market validation of companies in related businesses.

     The common stock will be quoted on the Nasdaq National Market under the symbol "SSNW".

     In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     At SkyStream's request, the underwriters have reserved up to        shares
of the common stock offered hereby for sale, at the initial public offering price, to SkyStream's distributors, suppliers, friends and family members of employees and other friends of SkyStream through a directed shares program. The number of shares available to the general public will be reduced to the extent these persons purchase the reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

     SkyStream estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.5 million.

     SkyStream has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California. As of the date of this prospectus, WS Investment Company 97A and WS Investment Company 98A investment partnerships composed of certain current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, in addition to certain current individual members and associates of Wilson Sonsini Goodrich & Rosati, Professional Corporation, beneficially own an aggregate of 71,702 shares of preferred stock which will automatically convert into SkyStream's common stock upon the close of this offering.

                                    EXPERTS

     The consolidated financial statements as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   WHERE YOU MAY FIND ADDITIONAL INFORMATION

     We filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act for the shares of common stock in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to SkyStream and our common stock, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedule that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. The Securities and Exchange Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

     Upon completion of this offering, SkyStream will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance with the requirements of the Securities Exchange Act of 1934, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and web site of the Securities and Exchange Commission referred to above.

                            SKYSTREAM NETWORKS INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Stockholders' Deficit and
  Redeemable Convertible Preferred Stock....................  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of SkyStream Networks Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' deficit and redeemable convertible preferred stock and of cash flows present fairly, in all material respects, the financial position of SkyStream Networks Inc. and its subsidiary at December 31, 1999 and 1998 and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

San Jose, California
February 18, 2000, except for Note 12, as to which the date is March 7, 2000

                            SKYSTREAM NETWORKS INC.

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                       PRO FORMA
                                                                                     STOCKHOLDERS'
                                                                 DECEMBER 31,          EQUITY AT
                                                              -------------------    DECEMBER 31,
                                                               1998        1999          1999
                                                              -------    --------    -------------
                                                                                      (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 2,965    $ 14,443
  Accounts receivable, net of allowance for doubtful
     accounts of $30 and $183 in 1998 and 1999,
     respectively...........................................      600       3,012
  Inventories...............................................      167         126
  Prepaid expenses and other current assets.................       63         263
                                                              -------    --------
       Total current assets.................................    3,795      17,844
Property and equipment, net.................................      799       1,363
Intangible assets...........................................       --         163
Other assets................................................       60          29
                                                              -------    --------
       Total assets.........................................  $ 4,654    $ 19,399
                                                              =======    ========
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
  STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................  $   114    $    984
  Accrued liabilities.......................................      308       1,007
  Current portion of notes payable and long-term debt.......      497       1,257
  Deferred revenues.........................................       73         600
                                                              -------    --------
       Total current liabilities............................      992       3,848
Notes payable, non-current..................................      418         187
Long-term debt, non-current.................................    1,750         750
                                                              -------    --------
       Total liabilities....................................    3,160       4,785
                                                              -------    --------
Commitments and contingencies (Note 10)
Redeemable convertible preferred stock (Note 6).............  $ 9,137    $ 26,603
                                                              -------    --------
Stockholders' Equity (Deficit):
  Common stock, $0.001 par value:
     Authorized: 350,000 shares. Issued and outstanding:
       6,671 and 7,979 shares at December 31, 1998 and 1999,
       respectively; 23,239 (unaudited) shares at December
       31, 1999 issued and outstanding pro forma............        7           8      $     23
  Additional paid-in capital................................      243      11,066        37,654
  Notes receivable from stockholders........................     (109)       (809)         (809)
  Deferred stock-based compensation.........................       --      (7,849)       (7,849)
  Accumulated deficit.......................................   (7,784)    (14,405)      (14,405)
                                                              -------    --------      --------
       Total stockholders' equity (deficit).................   (7,643)    (11,989)     $ 14,614
                                                              -------    --------      --------
       Total liabilities redeemable convertible preferred
          stock and stockholders' equity (deficit)..........  $ 4,654    $ 19,399
                                                              =======    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                            SKYSTREAM NETWORKS INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1997       1998       1999
                                                              -------    -------    -------
Revenues....................................................  $    71    $ 1,256    $ 8,518
Cost of revenues............................................      241        659      2,646
                                                              -------    -------    -------
Gross profit (loss).........................................     (170)       597      5,872
Operating expenses:
  Research and development..................................    1,407      2,677      5,403
  In-process research and development.......................       --         --        101
  Sales and marketing.......................................      191      1,839      3,799
  General and administrative................................      735      1,101      1,698
  Stock-based compensation..................................       --         --      1,700
                                                              -------    -------    -------
     Total operating expenses...............................    2,333      5,617     12,701
                                                              -------    -------    -------
Loss from operations........................................   (2,503)    (5,020)    (6,829)
Interest income.............................................      112        143        610
Interest expense............................................      (10)      (135)      (348)
Other expense...............................................       --        (10)       (54)
                                                              -------    -------    -------
Net loss....................................................  $(2,401)   $(5,022)   $(6,621)
                                                              =======    =======    =======
Basic and diluted net loss per share........................  $ (6.52)   $ (2.05)   $ (1.37)
                                                              =======    =======    =======
Basic and diluted weighted average shares outstanding.......      368      2,449      4,844
                                                              =======    =======    =======
Pro forma basic and diluted net loss per share
  (unaudited)...............................................                        $ (0.35)
                                                                                    =======
Pro forma basic and diluted weighted average shares
  outstanding (unaudited)...................................                         18,896
                                                                                    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                            SKYSTREAM NETWORKS INC.

  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT AND REDEEMABLE CONVERTIBLE
                                PREFERRED STOCK
                                 (IN THOUSANDS)

                                                            REDEEMABLE
                                                           CONVERTIBLE
                                                         PREFERRED STOCK                                     NOTES
                                                             (NOTE 6)         COMMON STOCK     ADDITIONAL   RECEIVABLE
                                                         ----------------    ---------------   PAID-IN        FROM
                                                         SHARES   AMOUNT     SHARES   AMOUNT   CAPITAL      STOCKHOLDERS
                                                         ------   -------    ------   ------   ----------   ------------
Balances, December 31, 1996............................     --    $    --    4,676      $5      $    35        $  --
Exercise of stock options..............................     --         --       45      --            3           --
Issuance of Series A preferred stock, net..............  6,637      4,099       --      --           --           --
Issuance of Series B preferred stock warrants..........     --         --       --      --           64           --
Net loss...............................................     --         --       --      --           --           --
                                                         ------   -------    -----      --      -------        -----
Balances, December 31, 1997............................  6,637      4,099    4,721       5          102           --
Issuance of Series B preferred stock, net..............  3,367      5,038       --      --           --           --
Exercise of stock options..............................     --         --    1,799       2          119         (109)
Issuance of common stock...............................     --         --      151      --           22           --
Net loss...............................................     --         --       --      --           --           --
                                                         ------   -------    -----      --      -------        -----
Balances, December 31, 1998............................  10,004     9,137    6,671       7          243         (109)
Issuance of Series C preferred stock, net..............  5,256     17,466       --      --           --           --
Exercise of stock options..............................     --         --    1,308       1          933         (700)
Option grants to non-employees.........................     --         --       --      --          781           --
Amortization of deferred stock compensation to non-
  employees............................................     --         --       --      --           --           --
Deferred employee stock-based compensation.............     --         --       --      --        9,109           --
Amortization of deferred stock-based compensation......     --         --       --      --           --           --
Net loss...............................................     --         --       --      --           --           --
                                                         ------   -------    -----      --      -------        -----
Balances, December 31, 1999............................  15,260   $26,603    7,979      $8      $11,066        $(809)
                                                         ======   =======    =====      ==      =======        =====

                                                         DEFERRED
                                                         STOCK-BASED    ACCUMULATED
                                                         COMPENSATION    DEFICIT       TOTAL
                                                         ------------   -----------   --------
Balances, December 31, 1996............................    $    --       $   (361)    $   (321)
Exercise of stock options..............................         --             --            3
Issuance of Series A preferred stock, net..............         --             --           --
Issuance of Series B preferred stock warrants..........         --             --           64
Net loss...............................................         --         (2,401)      (2,401)
                                                           -------       --------     --------
Balances, December 31, 1997............................         --         (2,762)      (2,655)
Issuance of Series B preferred stock, net..............         --             --           --
Exercise of stock options..............................         --             --           12
Issuance of common stock...............................         --             --           22
Net loss...............................................         --         (5,022)      (5,022)
                                                           -------       --------     --------
Balances, December 31, 1998............................         --         (7,784)      (7,643)
Issuance of Series C preferred stock, net..............         --             --           --
Exercise of stock options..............................         --             --          234
Option grants to non-employees.........................       (781)            --           --
Amortization of deferred stock compensation to non-
  employees............................................        341             --          341
Deferred employee stock-based compensation.............     (9,109)                         --
Amortization of deferred stock-based compensation......      1,700             --        1,700
Net loss...............................................         --         (6,621)      (6,621)
                                                           -------       --------     --------
Balances, December 31, 1999............................    $(7,849)      $(14,405)    $(11,989)
                                                           =======       ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                            SKYSTREAM NETWORKS INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1997       1998       1999
                                                              -------    -------    -------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................  $(2,401)   $(5,022)   $(6,621)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    In-process research and development.....................       --         --        101
    Depreciation and amortization...........................       78        276        708
    Stock-based compensation................................       --         --      1,700
    Stock-based compensation for non-employee stock
     options................................................       --         --        341
    Amortization of deferred financing costs................        4         21         21
    Loss on disposal of property and equipment..............       --          9         30
    Common stock donated to charity.........................       --          6         --
    Provision for doubtful accounts.........................       --         30        164
    Changes in operating assets and liabilities:
      Accounts receivable...................................       --       (630)    (2,576)
      Interest receivable...................................      (45)        45         --
      Inventories...........................................     (195)        32         41
      Prepaid expenses and other current assets.............      (86)        23       (200)
      Accounts payable......................................       60         31        870
      Accrued liabilities...................................       36        195        699
      Deferred revenue......................................       --         73        527
                                                              -------    -------    -------
        Net cash used in operating activities...............   (2,549)    (4,911)    (4,195)
                                                              -------    -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of certain assets from Varuna Software........       --         --       (313)
  Purchase of securities....................................   (4,940)        --         --
  Proceeds from sale of securities..........................    3,991        949         --
  Acquisition of property and equipment.....................     (446)      (677)    (1,253)
  Increase in other assets..................................       --        (21)        10
                                                              -------    -------    -------
        Net cash (used in) provided by investing
        activities..........................................   (1,395)       251     (1,556)
                                                              -------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of notes payable...................      374        484        142
  Proceeds from issuance of long-term debt..................       --      2,000         --
  Principal payments on notes payable.......................       --       (193)      (280)
  Principal payments on long-term debt......................       --         --       (333)
  Proceeds from issuance of common stock....................        3         29        234
  Proceeds from issuance of redeemable preferred stock, net
    of issuance costs.......................................    3,799      5,038     17,466
                                                              -------    -------    -------
        Net cash provided by financing activities...........    4,176      7,358     17,229
                                                              -------    -------    -------
Net increase in cash and cash equivalents...................      232      2,698     11,478
Cash and cash equivalents, beginning of period..............       35        267      2,965
                                                              -------    -------    -------
Cash and cash equivalents, end of period....................  $   267    $ 2,965    $14,443
                                                              =======    =======    =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid for interest....................................  $    10    $   133    $   341
                                                              =======    =======    =======
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES:
    Conversion of stockholder notes payable and related
     interest to Series A preferred stock...................  $   300    $    --    $    --
                                                              =======    =======    =======
    Issuance of warrants to lender in connection with
     equipment financing line...............................  $    64    $    --    $    --
                                                              =======    =======    =======
    Issuance of note receivable from stockholders for
     exercise of stock options..............................  $    --    $   109    $   700
                                                              =======    =======    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                            SKYSTREAM NETWORKS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- FORMATION AND BUSINESS OF THE COMPANY:

     SkyStream Networks Inc. (formerly SkyStream Corporation and SkyStream Networks Corporation) (the "Company") was incorporated in the State of California in February 1996 to provide digital broadcast networking solutions to the digital broadcast market. The Company operates in one industry segment.

     REINCORPORATION AND STOCK SPLIT

     In January 2000, the Company's stockholders' approved the reincorporation of the Company in the State of Delaware and in March 2000 a three-for-two stock split became effective. As a result of the reincorporation, the Company will be authorized, upon the conversion of the currently outstanding preferred stock or the closing of the proposed initial public offering, to issue 350,000,000 shares of $0.001 par value common stock and 10,000,000 shares of $0.001 par value preferred stock. The par value and shares of common and preferred stock in the accompanying financial statements and footnotes have been retroactively adjusted to reflect the reincorporation and stock split.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. Any significant inter-company accounts and transactions have been eliminated.

     MANAGEMENT ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents.

     REVENUE RECOGNITION

     The Company generally recognizes product revenue upon shipment of product unless there are significant post-delivery obligations or collection is not considered probable at the time of sale. When significant post-delivery obligations exist, revenue is deferred until such obligations are fulfilled. Revenue from service obligations is deferred and recognized ratably over the period of the obligation. The Company accrues for warranty costs, sales returns, and other allowances at the time of shipment based on its experience.

     Revenue from transactions involving the Company's software application products is accounted for in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition", SOP 98-4, "Deferral of Effective Date of SOP 97-2", and SOP 98-9, "Software Revenue Recognition with Respect to Certain Arrangements". Accordingly, the Company recognizes revenue from licenses of software application products provided that a purchase order has been received, the software and related documentation have been shipped, collection of the resulting receivable is deemed probable, and the fee is fixed or determinable. To date, revenue from such transactions has not been significant.

                            SKYSTREAM NETWORKS INC.

     PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost less accumulated depreciation. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the related assets of two to five years. Leasehold improvements are amortized over their useful lives or the lease term, whichever is shorter. Upon sale or retirement of assets, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations.

     INTANGIBLE ASSETS

     Intangible assets comprise primarily of purchased technology, goodwill, assembled workforce and trade name. Intangible assets are amortized on a straight-line basis over the estimated lives, which generally range from one to three years. See Note 4.

     LONG-LIVED ASSETS

     The Company accounts for long-lived assets under Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which requires the Company to review for impairment of long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, the Company estimates the future cashflows expected to result from the use of the asset and its eventual disposition. If the undiscounted expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. To date, no impairment loss has been recognized.

     INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is computed on a first-in, first-out basis. Inventories at December 31, 1998 and 1999 are comprised entirely of raw materials.

     RESEARCH AND DEVELOPMENT COSTS

     Expenditures for research and development are charged to expense as incurred. Under Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" certain software development costs incurred in the period after technological feasibility has been established and before product release, are required to be capitalized. Development costs incurred in the period between achievement of technological feasibility, which the Company defines as the establishment of a working model, until the general availability of such software to customers, has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs to date.

     ADVERTISING

     Costs related to advertising and promotion of products are charged to sales and marketing expense as incurred. Advertising expense for the years ended December 31, 1999, 1998 and 1997 was $39,000, $45,000 and $5,000, respectively.

     CERTAIN RISKS AND UNCERTAINTIES

     The Company's products and services are concentrated in a single segment in the digital broadcasting industry which is characterized by rapid technological advances, changes in customer

                            SKYSTREAM NETWORKS INC.

requirements and evolving regulatory requirements and industry standards. The success of the Company depends on management's ability to anticipate or to respond quickly and adequately to technological developments in its industry, changes in customer requirements or changes in regulatory requirements or industry standards. Any significant delays in the development or introduction of products or services could have a material adverse effect on the Company's business and operating results.

     The Company is dependent on single or limited sources of supply for certain key components of its products. An interruption or delay in supply of any of these components could have a material adverse effect on the Company's business and operating results.

     CONCENTRATION OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and accounts receivable.

     The Company's cash and cash equivalents are deposited with two domestic financial institutions.

     The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral.

     The following table summarizes the Company's revenues and accounts receivable balances with its major customers as percentages of total corresponding revenues and accounts receivable at or exceeding 10%:

                                                                       ACCOUNTS
                                                   REVENUES           RECEIVABLE
                                                --------------      --------------
                                                  YEAR ENDED
                                                 DECEMBER 31,        DECEMBER 31,
                                                --------------      --------------
                                                1998      1999      1998      1999
                                                ----      ----      ----      ----
Customer A....................................   21%       38%       13%       44%
Customer B....................................   29%       12%       11%       13%
Customer C....................................   10%        5%       15%        5%
Customer D....................................   13%       --        30%       --
Customer E....................................   --        10%       --        --
Customer F....................................    7%       --        15%       --

     Revenues for 1997 are excluded as they were insignificant.

     INCOME TAXES

     The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized.

     STOCK-BASED COMPENSATION

     The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." The

                            SKYSTREAM NETWORKS INC.

Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") EITF 96-18 "Accounting for equity investments that are issued to other than employees for acquiring, or in conjunction with selling, goods, or services."

     COMPREHENSIVE INCOME

     The Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income," ("SFAS No. 130"). This statement requires companies to classify items of other comprehensive income by their nature in the financial statements and display the accumulated balance of other comprehensive income separately from retained earnings in the equity section of a statement of financial position. To date, the Company has not had any transactions that are required to be reported in comprehensive income (loss) as compared to its reported net loss and accordingly net loss is equal to comprehensive net loss for all periods presented.

     NET LOSS PER SHARE

     The Company computes net loss per share in accordance with SFAS No. 128, "Earnings per Share" and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS No. 128 and SAB 98, basic net loss per share is computed by dividing the net loss for the period by the weighted average number of shares of common stock outstanding during the period. Basic weighted average shares exclude shares of common stock subject to repurchase ("restricted shares"). Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of shares of common stock and potential common stock outstanding during the period, if dilutive. Potential common stock includes unvested restricted shares of common stock and incremental shares of common stock issuable upon the exercise of stock options and warrants and upon conversion of Series A, B and C redeemable convertible preferred stock.

     The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except per share data):

                                                         YEAR ENDED DECEMBER 31,
                                                      -----------------------------
                                                       1997       1998       1999
                                                      -------    -------    -------
Numerator:
  Net Loss..........................................  $(2,401)   $(5,022)   $(6,621)
                                                      -------    -------    -------
Denominator:
  Weighted average shares outstanding...............    4,699      6,377      7,308
  Weighted average shares of common stock subject to
     repurchase.....................................   (4,331)    (3,928)    (2,464)
                                                      -------    -------    -------
Denominator for basic and diluted calculation.......      368      2,449      4,844
                                                      =======    =======    =======
Basic and diluted net loss per share................  $ (6.52)   $ (2.05)   $ (1.37)
                                                      =======    =======    =======

     The effects of options to purchase 2,660,935, 2,189,499 and 2,572,449 shares of common stock at an average exercise price of $0.07, $0.14 and $1.31 per share; and 6,637,500, 10,004,169 and 15,260,170 common shares resulting from the potential conversion of convertible preferred stock for the years ended December 31, 1997, 1998 and 1999, respectively, have not been included in the computation of diluted net loss per share as their effect would have been anti-dilutive.

                            SKYSTREAM NETWORKS INC.

     PRO FORMA NET LOSS PER SHARE (UNAUDITED)

     Pro forma net loss per share for the year ended December 31, 1999, is computed using the weighted average number of shares of common stock outstanding, including the pro forma effects of the automatic conversion of the Company's Series A, B and C redeemable convertible preferred stock into shares of the Company's common stock effective upon the closing of the Company's initial public offering as if such conversion occurred on January 1, 1999 or at the date of original issuance, if later. The resulting pro forma adjustment includes an increase in the weighted average shares used to compute basic net loss per share of 14,051,851 for the year ended December 31, 1999.

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. The Company has not yet determined what the effect of SFAS No. 133 will be on the operations and financial position of the Company. The Company will be required to implement SFAS No. 133 as amended by SFAS No. 137, beginning in 2001. The Company does not currently hold derivative instruments or engage in hedging activities.

     In December 1999, the SEC issued SAB 101, "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Management believes that the impact of SAB 101 will not have a material effect on the financial position or results of operations of the Company.

NOTE 3 -- BALANCE SHEET COMPONENTS (IN THOUSANDS):

                                                                DECEMBER 31,
                                                              -----------------
                                                               1998      1999
                                                              ------    -------
Property and equipment, net:
  Computer and office equipment.............................  $  879    $ 1,985
  Furniture and fixtures....................................     207        323
  Machinery.................................................      41         41
  Leasehold improvements....................................      23         43
                                                              ------    -------
                                                               1,150      2,392
  Less: accumulated depreciation and amortization...........    (351)    (1,029)
                                                              ------    -------
                                                              $  799    $ 1,363
                                                              ======    =======
Accrued liabilities:
  Accrued compensation......................................  $  218    $   419
  Accrued receipts..........................................      37        404
  Other accruals............................................      53        184
                                                              ------    -------
                                                              $  308    $ 1,007
                                                              ======    =======

NOTE 4 -- ASSET ACQUISITION

     In September 1999, the Company acquired certain assets of Varuna Software, Inc., which was developing traffic management systems to maximize digital technology opportunities in the data

                            SKYSTREAM NETWORKS INC.

broadcast industry. The cash purchase price including acquisition costs of approximately $313,000 has been allocated to the tangible and intangible assets acquired on the basis of their respective fair values on the acquisition date. The fair value of intangible assets was determined using a combination of methods, including estimates based on the risk-adjusted income approach for acquired research and development and completed technology, and on the cost replacement approach for acquired work force.

     The allocation of the purchase price is summarized below (in thousands):

Developed technology........................................  $117
In-process research and development.........................   101
Trade name..................................................    22
Assembled workforce.........................................    39
Fixed assets................................................    30
Goodwill....................................................     4
                                                              ----
Total net purchase price....................................  $313
                                                              ====

     The amount allocated to in-process research and development represents the amounts allocated to projects that, as of the date of the acquisition, had not yet reached technological feasibility and had no alternative future use. At the date of acquisition the detailed product design and product development up to the stage prior to the first prototype had been completed on the project. The Company anticipates spending approximately $200,000 to complete the project and anticipates the development will be completed and benefits will begin in the 2000 timeframe. The value of these projects was determined by estimating the resulting net cash flows from the sale of the products resulting from the completion of the projects, reduced by the portion of the revenue attributable to core technology and the percentage completion of the project. The resulting cash flows were then discounted back to their present value at appropriate discount rates. Cash flows related to the in-process research and development were discounted at 40%.

     Developed technology is technology that is being used in existing products of the business and is distinguished from in-process technology and advances that are the basis for the Company's developed and in-process products. New and in-process products may leverage core technology to different degrees depending on the extent of incorporation of new, previously undeveloped technologies. The nature of the efforts to develop the purchased in-process research and development into commercially viable products principally relates to the completion of all planning, designing, prototyping and testing activities that are necessary to establish that the product can be produced to meet its design specification including function, features and technical performance requirements. The resulting net cash flows from such products are based on estimates of revenues, cost of revenues, research and development costs, sales and marketing costs, and income taxes from such projects. It is reasonably possible that the development of this technology could fail because of either prohibitive cost, inability to perform the required efforts to complete the technology or other factors outside the Company's control such as a change in the market for the resulting developed products. In addition, at such time that the project is completed it is reasonably possible that the completed product does not receive market acceptance or that the Company's development was charged to the statement of operations in the period of the acquisition.

     The results of Varuna Software, Inc. are not material to the operations of Skystream for 1998 and 1999 and accordingly, no pro forma financial information has been presented.

                            SKYSTREAM NETWORKS INC.

NOTE 5 -- BORROWINGS:

     EQUIPMENT FINANCING LINE

     The Company maintains a $1,000,000 equipment financing line for which draw-downs were available through April 30, 1999. Borrowings under this agreement are collateralized by the assets purchased under this equipment financing line. As of December 31, 1999, thirteen separate equipment notes had been drawn against this financing line for total principal amounts of $1,000,000. These notes bear interest at a rate of 14.0% to 14.7%. Payments are due in installments ending between October 31, 2000 and December 31, 2001.

     Aggregate annual maturities of the notes payable are as follows (in thousands):

                  YEAR ENDED DECEMBER 31,
                  -----------------------
2000........................................................  $ 395
2001........................................................    201
                                                              -----
                                                                596
Less: amount representing interest..........................    (69)
                                                              -----
                                                                527
Less: current portion.......................................   (340)
                                                              -----
                                                              $ 187
                                                              =====

     In October 1997, in connection with the equipment financing line, the Company issued to the lender warrants to purchase 53,078 shares of Series B preferred stock. The warrants are exercisable at $1.09 per share and expire at the earlier of October 2007, or two years after an initial public offering by the Company. Using the Black-Scholes model, the fair value of these warrants was determined to be $64,000. This balance is recorded as deferred financing costs and is amortized over the three year life of the financing line. The amortization charge for the years ended December 31, 1999, 1998, and 1997 was $21,000, $21,000 and $4,000, respectively.

     LONG TERM DEBT

     In August 1998, the Company entered into a long term debt agreement with a financial institution to borrow up to $2,000,000. As of December 31, 1999, $1,667,000 was outstanding under this agreement. Borrowings under this agreement are collateralized by substantially all of the Company's assets, excluding intellectual property, and are subordinated to any claims under the equipment financing line. This debt bears interest at the prime rate plus 4.5% (13% at December 31, 1999). Interest payments are due monthly in arrears commencing with the initial draw-down. Principal payments are due in twenty-four equal payments commencing in October 1999.

     Aggregate annual payments due on the long term debt are as follows (in thousands):

                  YEAR ENDED DECEMBER 31,
                  -----------------------
2000........................................................  $1,058
2001........................................................     788
                                                              ------
                                                               1,846
Less: amount representing interest..........................    (179)
                                                              ------
                                                               1,667
Less: current portion.......................................    (917)
                                                              ------
                                                              $  750
                                                              ======

                            SKYSTREAM NETWORKS INC.

NOTE 6 -- REDEEMABLE CONVERTIBLE PREFERRED STOCK:

     At December 31, 1999, preferred stock consists of the following (in thousands):

                                                                   COMMON
                                       SHARES                      STOCK
                         SHARES      ISSUED AND     PROCEEDS    RESERVED FOR    LIQUIDATION
       SERIES          AUTHORIZED    OUTSTANDING     (NET)       CONVERSION        VALUE
       ------          ----------    -----------    --------    ------------    -----------
  A..................     6,637         6,637       $ 4,099         6,637         $ 4,425
  B..................     3,420         3,367         5,038         3,420           5,050
  C..................     5,256         5,256        17,466         5,256          17,520
                         ------        ------       -------        ------         -------
                         15,313        15,260       $26,603        15,313         $26,995
                         ======        ======       =======        ======         =======

     DIVIDENDS

     The holders of Series A, Series B and Series C preferred stock are entitled to receive dividends of $0.05, $0.15 and $0.33 per share, per annum, respectively. Such dividends, which are in preference to any dividends on common stock, are payable whenever funds are legally available and when declared by the Board of Directors. The right of the holders of the preferred stock to receive dividends is not cumulative. There have been no dividends declared to date.

     CONVERSION

     Each share of preferred stock is convertible into one share of common stock at the option of the holder at any time, with the conversion ratio subject to antidilution provisions. Conversion is automatic upon either the consent of the holders of a majority of the outstanding shares of the preferred stock or the effective date of a public offering of common stock for which the aggregate proceeds are not less than $15,000,000 and the offering price is not less than $5.00 per share of common stock. At December 31, 1999, 15,313,248 shares of the Company's common stock have been reserved for conversion. The stockholders of preferred stock also have certain registration rights.

     VOTING

     At any such time as at least 4,500,000 shares of preferred stock are outstanding, the holders of preferred stock voting as a class shall be entitled to elect two directors. The holders of common stock voting as a separate class shall be entitled to elect one director. The remaining directors, or all directors if less than 4,500,000 shares of preferred stock are outstanding, shall be elected by the holders of the preferred stock and common stock voting as one class, with the preferred stockholders included based on the number of shares of common stock into which such shares of preferred stock could be converted.

     LIQUIDATION

     In the event of a liquidation of the Company, the Series A, Series B and Series C preferred stockholders are entitled to receive $0.67, $1.50 and $3.33 per share, respectively, in preference to any distribution to the common stockholders. If the assets of the Company are not sufficient to pay this distribution, then the assets and funds of the Company will be distributed ratably among the holders of Series A, Series B and Series C preferred stock. Amounts available for distribution in excess of the Series A, Series B and Series C liquidation preference amounts will be distributed to the holders of the Series A, Series B and Series C preferred stock and common stock pro rata based on the number of shares held by each, assuming conversion of all such preferred stock into common

                            SKYSTREAM NETWORKS INC.

stock until the Series A, Series B and Series C preferred stockholders have received an aggregate of $2.00, $3.67 and $5.00 per share, respectively. Any remaining amounts available will be distributed ratably among the holders of common stock.

     A consolidation or merger of the Company with or into any other corporation or corporations, acquisition by any other corporation or corporations, or a sale of all or substantially all of the assets or voting control of the Company, in which the prior stockholders of the Company do not own a majority of the outstanding shares of the surviving corporation is deemed to be a liquidation.

NOTE 7 -- STOCKHOLDERS' DEFICIT:

     COMMON STOCK

     Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding having priority rights as to dividends. There have been no dividends declared to date.

     Of the shares issued to date, 7,289,850 shares of the Company's common stock have been issued under restricted stock purchase agreements, under which the Company has the option to repurchase issued shares of common stock. Under these agreements, 25% of the Company's repurchase rights lapse after one year. The remaining rights lapse evenly over the following three years. At December 31, 1999, 1,935,296 outstanding common shares were subject to repurchase.

     STOCK OPTION PLAN

     The Company has reserved 7,398,000 shares of its common stock under its 1996 Stock Option Plan (the "Plan") for issuance of nonstatutory and incentive stock options to employees and consultants. The Plan expires in 2006. Options to purchase the Company's common stock may be granted at a price not less than 85% of fair market value in the case of nonstatutory stock options, and at a price not less than fair market value in the case of incentive stock options. Fair market value is determined by the Board of Directors. Options become exercisable as determined by the Board of Directors but in no case at a rate less than 20% per annum over five years from the grant date. Options expire as determined by the Board of Directors but not more than ten years after the date of grant.

                            SKYSTREAM NETWORKS INC.

     Activity under the Plan is as follows (in thousands):

                                                                        WEIGHTED
                                    SHARES     NUMBER                   AVERAGE
                                   AVAILABLE     OF       EXERCISE      EXERCISE   AGGREGATE
                                   FOR GRANT   SHARES       PRICE        PRICE       PRICE
                                   ---------   ------   -------------   --------   ---------
  Shares reserved at Plan
     inception...................    5,074
  Options granted................   (2,741)    2,741    $        0.07    $0.07      $  182
  Options exercised..............       --       (45)            0.07     0.07          (3)
  Options canceled...............       35       (35)            0.07     0.07          (2)
                                    ------     ------   -------------    -----      ------
Balances, December 31, 1997......    2,368     2,661             0.07     0.07         177
  Options granted................   (1,910)    1,910     0.07 -  0.30     0.15         294
  Options exercised..............       --     (1,799)   0.07 -  0.15     0.07        (121)
  Options canceled...............      582      (582)    0.07 -  0.30     0.09         (53)
                                    ------     ------   -------------    -----      ------
Balances, December 31, 1998......    1,040     2,190     0.07 -  0.30     0.14         297
  Shares authorized..............    2,324        --
  Options granted................   (1,976)    1,976     0.50 -  3.67     2.09       4,135
  Options exercised..............       --     (1,308)   0.07 -  2.67     0.71        (933)
  Options canceled...............      286      (286)    0.07 -  2.33     0.43        (122)
                                    ------     ------   -------------    -----      ------
Balances, December 31, 1999......    1,674     2,572    $0.07 - $3.67    $1.31      $3,377
                                    ======     ======   =============    =====      ======

     The following table summarizes information about stock options outstanding and exercisable at December 31, 1999:

    OPTIONS OUTSTANDING AT DECEMBER 31, 1999        OPTIONS EXERCISABLE
-------------------------------------------------   AT DECEMBER 31, 1999
                            WEIGHTED                --------------------
                            AVERAGE      WEIGHTED               WEIGHTED
                           REMAINING     AVERAGE                AVERAGE
  EXERCISE     NUMBER     CONTRACTUAL    EXERCISE    NUMBER     EXERCISE
   PRICE      OF SHARES   LIFE (YEARS)    PRICE     OF SHARES    PRICE
  --------    ---------   ------------   --------   ---------   --------
   $0.07          452         8.05        $0.07        330       $0.07
    0.15          192         8.60         0.15         27        0.15
    0.30          356         8.91         0.30        323        0.30
0.50 - 0.67       158         9.11         0.58         14        0.50
    1.33          404         9.37         1.33         11        1.33
2.00 - 2.67       872         9.68         2.38         38        2.67
    3.67          138         9.88         3.67          1        3.67
                -----                                  ---
$0.07 - $3.67   2,572         9.13        $1.31        744       $0.33
                =====                                  ===

     The Company has agreements with certain key employees whereby options granted become immediately exercisable, subject to repurchase by the Company. The repurchase rights lapse over the options vesting period of four years. Of the options exercisable at December 31, 1999, 470,156 would be subject to repurchase if exercised.

     FAIR VALUE DISCLOSURES

     Pro forma information regarding net loss and net loss per share is required by SFAS No. 123, which also requires that the information be determined as if the Company has accounted for its

                            SKYSTREAM NETWORKS INC.

employee stock options granted under the fair value method. The fair value for these options was estimated using the Black-Scholes option pricing model.

     The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS 123 using the following assumptions:

Risk-free interest rate.....................................  4.54% - 5.99%
Expected life (in years)....................................       3
Dividend yield..............................................      0%
Expected volatility.........................................      0%

     As the determination of fair value of all options granted after such time as the Company becomes a public entity will include an expected volatility factor in addition to the factors described in the preceding paragraph, the above results may not be representative of future periods.

     The weighted average grant date fair value of options granted during the years ended December 31, 1997, 1998 and 1999 was $0.01, $0.02 and $5.47,
respectively.

     Had compensation costs been determined based upon the fair value at the grant date, consistent with the methodology prescribed under SFAS No. 123, the Company's pro forma net loss and pro forma basic and diluted net loss per share under SFAS No. 123 would have been (in thousands, except per share data):

                                                         YEAR ENDED DECEMBER 31,
                                                      -----------------------------
                                                       1997       1998       1999
                                                      -------    -------    -------
Net loss -- as reported.............................  $(2,401)   $(5,022)   $(6,621)
                                                      -------    -------    -------
Net loss -- pro forma...............................  $(2,405)   $(5,041)   $(6,846)
                                                      -------    -------    -------
Net loss per share -- basic and diluted as
  reported..........................................  $ (6.52)   $ (2.05)   $ (1.37)
                                                      -------    -------    -------
Net loss per share -- basic and diluted pro forma...  $ (6.54)   $ (2.06)   $ (1.41)
                                                      -------    -------    -------

     STOCK-BASED COMPENSATION

     In connection with certain stock option grants the Company recorded deferred stock-based compensation costs totaling $9,109,000 being the difference between the exercise price and the deemed fair value at the date of grant which is being recognized over the vesting period of the related options of generally four years. Amortization expense associated with deferred stock-based compensation totaled $1,700,000 for the year ended December 31, 1999. Future amortization of deferred stock-based compensation expense is estimated to be approximately $4.5 million, $1.9 million, $0.8 million and $0.2 million in the years ended December 31, 2000, 2001, 2002 and 2003, respectively.

     Stock-based compensation expense is comprised of the following (in thousands):

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1999
                                                              ------------
Cost of revenues............................................     $  252
Research and development....................................      1,151
Sales and marketing.........................................         83
General and administrative..................................        214
                                                                 ------
                                                                 $1,700
                                                                 ======

                            SKYSTREAM NETWORKS INC.

     There was no stock-based compensation expense in 1997 and 1998.

     Stock-based compensation expense related to stock options granted to non-employees is recognized as earned. At each reporting date, the Company revalues the stock-based compensation for the unearned element using the Black-Scholes option pricing model. As a result, the stock-based compensation expense will fluctuate as the fair market value of the Company's common stock fluctuates. In connection with the grant of stock options to non-employees, the Company recorded stock-based compensation expense of $341,000 for the year ended December 31, 1999. As of December 31, 1999, the Company expects to amortize deferred stock-based compensation expense of $440,000 over future periods assuming no change in the underlying value of the Company's common stock.

     NOTES RECEIVABLE FROM STOCKHOLDERS

     In January 1998 and November 1999, certain officers of the Company entered into full recourse promissory notes payable to the Company for $109,000 and $700,000 for the exercise of 1,638,750 and 262,500 common stock options, respectively. The notes bear interest at the minimum rate allowable by the Internal Revenue Service (approximately 6% at December 31, 1999) and are collateralized by the common stock purchased. The interest on the 1998 note is forgiven annually as long as the officer is an employee of the Company. The interest on the 1999 note is due in full on the due date of the note. The notes are due 5 years after the respective notes' inception or 90 days after the officer's termination of employment with the Company, whichever is earlier. In addition, the proceeds from the sale of any shares of common stock of the Company by the holder will be applied to repay the note.

NOTE 8 -- 401(k) SAVINGS PLAN:

     The Company has a savings plan that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code (the "Plan"). Contributions made by the Company are determined annually by the Board of Directors. No contributions have been made to the Plan by the Company.

NOTE 9 -- INCOME TAXES:

     At December 31, 1999, the Company has federal and state net operating loss carryforwards of approximately $11,426,000 and $9,561,000, respectively, available to offset future regular and alternative minimum taxable income. The Company has approximately $501,000 and $393,000 respectively of federal and state credits to offset future taxes payable. The operating loss carryforwards and credits will expire between 2004 and 2019, if not utilized.

     The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. If the Company should have an ownership change, as defined by the tax law, utilization of the carryforwards could be restricted.

                            SKYSTREAM NETWORKS INC.

     Temporary differences which give rise to significant portions of deferred tax assets and liabilities as of December 31, 1998 and 1999 are as follows (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1999
                                                              -------    -------
Net operating loss carryforwards............................  $ 2,900    $ 4,443
Research and development tax credits........................      342        894
Accrual and other...........................................      110        306
                                                              -------    -------
                                                                3,352      5,643
Less valuation allowance....................................   (3,352)    (5,643)
                                                              -------    -------
Net deferred tax assets.....................................  $    --    $    --
                                                              =======    =======

     Due to uncertainty surrounding the realization of the favorable tax attributes in future tax returns, the Company has placed a 100% valuation allowance against its net deferred tax assets. At such time as it is determined that it is more likely than not that the deferred tax assets are realizable, the valuation allowance will be reduced.

NOTE 10 -- COMMITMENTS AND CONTINGENCIES:

     The Company relies on a single contract manufacturer, Pemstar, to manufacture their products. The Company does not have a written agreement with Pemstar. Manufacturing forecasts and purchase orders are issued to Pemstar each quarter by the Company based on the Company's sales forecasts. As actual sales may vary from forecasts, or if the arrangement is terminated, the Company may be obligated to purchase excess inventory. To date no such situation has occurred.

NOTE 11 -- SEGMENT INFORMATION:

     The Company identifies its operating segments based on business activities, management responsibility and geographical location. For all periods presented, the Company operated in a single business segment, primarily in the United States.

     Net revenue information by geographic area is as follows (in thousands):

                                                           1997     1998      1999
                                                           ----    ------    ------
United States............................................  $71     $  851    $5,241
Canada...................................................   --        370     1,153
Switzerland..............................................   --         --     1,061
Other....................................................   --         35     1,063
                                                           ---     ------    ------
  Total..................................................  $71     $1,256    $8,518
                                                           ===     ======    ======

     As of December 31, 1999, the Company maintains approximately $66,000 and $5,000 of long-lived assets in Canada and the United Kingdom, respectively.

NOTE 12 -- SUBSEQUENT EVENTS:

     In February 2000, the Company entered into a ten year, non-cancellable lease for office space commencing in July 2000. The Company is obligated to make monthly payments totaling approximately $1.5 million per year. In February 2000, in connection with the lease commitment, the Company issued to the lessor warrants to purchase 15,000 shares of Common Stock. The warrants are exercisable at $8.67 per share and expire at the earlier of the Company's initial public offering or

                            SKYSTREAM NETWORKS INC.

February 2005. Using the Black-Scholes model, the fair value of these warrants was estimated to be approximately $200,000. This balance will be deferred and recognized as additional rent expense over the term of the lease.

     From January to March 2000, the Company granted options to purchase 1,748,500 shares of common stock to existing and new employees at a weighted average exercise price of $7.55 per share. In connection with these grants, the Company expects to recognize approximately $14.7 million in deferred stock-based compensation that will be recognized over the related vesting period.

     In January and February 2000, in connection with executive officers and founders' purchase of 1,215,000 shares of the Company common stock pursuant to restricted stock purchase agreements, the Company loaned $8,500,000 under full recourse promissory notes with interest. The interest on certain notes is forgiven as long as the employee remains with the Company.

APPENDIX
DESCRIPTIONS OF ARTWORK
Inside Front Cover

The graphic reads "SKYSTREAM NETWORKS" "Building the Broadcast Internet" across the top. Text describes that SkyStream Networks develops and sells a new category of networking equipment and software that enables Internet content to be delivered over broadcast networks. Below the text, a diagram depicts "TV Content" and "Internet Content" being combined using a SkyStream source media router and being transmitted to television viewers and personal computer users. At the bottom of the page are photos of a SkyStream source media router and a SkyStream edge media router. To the right of the pictures is the sentence:
"SkyStream's media routers and Broadcast Internet management software enable broadcast service providers, Internet service providers, telecommunications service providers and content distribution providers to deliver new digital content and high-demand Internet-based services to any television set top or personal computer."

Page 31

The graphic consists of three circles in a row linked by arrows. The first circle contains the words "Traditional Content" accompanied by a listing of examples of the same. The second circle contains the words "Service Providers" accompanied by examples of the same. The third circle contains the words "End Users" accompanied by examples of the same. Beneath the arrows connecting the circles appear the terms "Congestion Points." The three circles partially rest inside a shaded band that contains the phrase "Transaction Internet."


Page 33

The graphic consists of a rectangular background in the upper portion of the graphic at the top of which appears the words "Broadcast Internet." Beneath these words appears a circle that contains the terms "Broadcast Service Providers" along with examples of the same. Underneath this circle appears a pill-shaped figure and two circles in a row connected by two-way arrows. The pill-shaped figure contains the words "Emerging Content" with examples of the same underneath. Beneath these examples appears a horizontal line under which appears the words "Traditional Content" and examples of the same. The circle to the right of the pill-shaped figure contains the words "Service Providers" with examples of the same underneath. The last circle in the row of figures contains the words "End Users" with examples of the same. A one-way arrow runs from the pill-shaped figure to the circle at the top of the graphic. A two-way arrow connects the circle at the top of the graphic with the circle in the middle of the row of figures. An arrow runs from the circle at the top of the graphic to the circle on the far right of the row of figures. The words "Transaction Internet" appear beneath the graphic.


Page 36

The graphic consists of a shaded square connected to each of four panels in an upright rectangular figure by arrows running from a satellite. The shaded square contains the term "Network Location Source" in the lefthand corner and "SKYSTREAM SMR" in the righthand corner. An oval containing the words "Television Programming" appears inside the square. An arrow runs from the oval to a graphic of SkyStream's source media router with the initials "SMR" on it which is connected to a graphic depicting a satellite dish. An arrow runs from a cloud-shaped figure containing a network of computers and the word "Internet" to the graphic of the SkyStream source media router. The upright rectangular figure contains the words "Network Edge Location" at the top. It is divided into four panels each of which contain a phrase and a graphic. Three of the graphics in the panels consist of an edge media router, a computer with the term "cache" next to it, a cloud figure with the term "data" in it and a graphic of SkyStream's source media router. The top panel contains a graphic of a router with the term "Router" above it rather than the source media router. The panels are labeled as follows from top to bottom: "Internet Service Providers," "Cable Operators," "Satellite TV Providers" and "Digital TV Providers." Each of the panels in the upright rectangular figure is connected to a portion of another graphic on the right of the page. The graphic on the right of the page is a columnar figure labeled "Home/Businesses." The top two panels of the upright rectangular figure are connected to a house and a building in the columnar figure. The third panel in the upright rectangular figure is connected to a satellite dish that has an arrow running from it to a satellite. Arrows from the satellite run to a building and a house in the columnar figure. The last panel in the upright rectangular figure is connected to a television antenna. A graphic depicting waves runs from the top of the antenna to a building and a house in the columnar figure.


Page 37

The graphic is a table. Written vertically on the right side of the table appears the phrase "Source Media Router Type." The first column in the table is labeled "Function." Underneath that term appears three rows labeled "Data Encapsulation," "Data Injection" and "Data and Conditional Access Injection." The next column is entitled "Series." The three rows in the column contain pictures of SkyStream routers, each having the term "Data In" and a downward pointing arrow above them. On the right side of each router appears an outward facing arrow and the phrase "MPEG Transport Stream Out." The routers in the second and third rows in the column have the phrase "MPEG Transport Stream In" and an downward facing arrow on the left side of the router. Beneath the router in the last row appears an upward pointing arrow next to a key and the phrase "Conditional Access System (CAS) (DVB Simulcrypt)." The last column in the figure is entitled "Market Segment Served." The column is divided into three parts labeled "Satellite," "Digital Television" and "Cable." Through the use of bullet and asterisk symbols, the graphic depicts which market segment the particular router indicated serves and which it is planned to serve both nationally and internationally.

Inside Back Cover

The graphic reads "SKYSTREAM NETWORKS" "Building the Broadcast Internet" across the top. Beneath a paragraph that describes a couple of SkyStream's achievements is a table with two columns and three rows. The columns are entitled "Features" and "Customer Benefits." The rows are entitled "Integration of Internet content into broadcast streams," "Scalable and predictable content delivery," "Seamless interoperability with existing equipment" and "Bandwidth optimization." The table describes the benefits to SkyStream's customers of the features. Beneath the table appears a graphic containing a coaxial cable, satellite dish and a television antenna. To the right of the three circles is the sentence:
"SkyStream Networks sells its technology and services to cable, satellite and digital television broadcasters."

                                   SkyStream
                                   [ART WORK]

------------------------------------------------------
------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                             ----------------------

                               TABLE OF CONTENTS

                                       Page
                                       ----
Prospectus Summary...................    1
Risk Factors.........................    5
Note Regarding Forward-Looking
  Statements.........................   17
Use of Proceeds......................   17
Dividend Policy......................   17
Capitalization.......................   18
Dilution.............................   19
Selected Consolidated Financial
  Data...............................   20
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................   21
Business.............................   29
Management...........................   45
Related Party Transactions...........   54
Principal Stockholders...............   58
Description of Capital Stock.........   61
Shares Eligible for Future Sale......   65
Underwriting.........................   67
Legal Matters........................   69
Experts..............................   69
Where You May Find Additional
  Information........................   69
Index to Consolidated Financial
  Statements.........................  F-1

                             ----------------------

     Through and including             , 2000 (the 25th day after the date of
this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotment or subscription.

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                         ---------------------- Shares
                               SKYSTREAM NETWORKS
                                  Common Stock
                             ----------------------

                                [SkyStream Logo]

                             ----------------------
                              GOLDMAN, SACHS & CO.
                               ROBERTSON STEPHENS
                             DAIN RAUSCHER WESSELS

                      Representatives of the Underwriters
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by SkyStream Networks in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee........................................  $   24,592
NASD filing fee.............................................       9,815
Nasdaq National Market listing fee..........................      95,000
Printing and engraving costs................................     300,000
Legal fees and expenses.....................................     550,000
Accounting fees and expenses................................     300,000
Blue Sky fees and expenses..................................       5,000
Transfer Agent and Registrar fees...........................      10,000
Miscellaneous expenses......................................     205,593
          Total.............................................  $1,500,000

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

     Article 6 of SkyStream Networks' Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

     Article 8 of SkyStream Networks' Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of SkyStream Networks if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of SkyStream Networks, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

     SkyStream Networks has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in SkyStream Networks' Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since our incorporation in February 1996, we have issued unregistered securities to a limited number of persons as described below.

     None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with SkyStream Networks, to information about SkyStream Networks.

     1. In July 1996, we issued and sold 4,676,100 shares of common stock to our founders for an aggregate purchase price of $40,000.

     2. In February 1997 we issued and sold 6,637,500 shares of Series A Preferred Stock to six investors for an aggregate purchase price of $4,425,000.

     3. In October and November 1997, we and sold issued four warrants to purchase an aggregate of 53,078 shares of our Series B Preferred Stock to four investors at an exercise price of $1.083 per share.

     4. In March 1998 we issued and sold 3,366,670 shares of Series B Preferred Stock to eight investors for an aggregate purchase price of $5,050,003.50.

     5. In August 1998, we issued and sold 113,115 shares of our common stock to one investor for aggregate consideration of $16,967.25.

     6. Between February 1999 and June 1999 we issued and sold 5,256,000 shares of Series C Preferred Stock to twelve investors for an aggregate purchase price of $17,520,000.

     7. In February 2000, we issued and sold a warrant to purchase 15,000 shares of our common stock at an exercise price of $8.67 per share.

     8. Pursuant to our 1996 Stock Plan, from inception to December 31,1999 we issued and sold an aggregate of 3,152,154 shares of common stock to certain employees, officers, directors and consultants.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
     1.1+ Form of Underwriting Agreement
     2.1  Merger Agreement between SkyStream Networks Corporation, a
          Delaware corporation, and SkyStream Networks Corporation, a
          California Corporation
     3.1  Certificate of Incorporation of SkyStream Networks
          Corporation
     3.1.1 Certificate of Amendment of Certificate of Incorporation of
          SkyStream Networks Corporation
     3.1.2 Form of Certificate of Incorporation of SkyStream Networks
          Corporation to be in effect after the closing of the
          offering made under this Registration Statement
     3.2  Bylaws of SkyStream Networks Corporation
     4.1+ Form of Common Stock Certificate
     4.2  Second Amended and Restated Rights Agreement dated as of
          February 5, 1999 between SkyStream Corporation and certain stockholders of SkyStream Corporation
     4.2.1 First Amendment to Second Amended and Restated Rights
          Agreement dated as of March 22, 1999 between SkyStream
          Corporation and certain stockholders of SkyStream
          Corporation
     4.2.2 Second Amendment to Second Amended and Restated Rights
          Agreement dated as of June 9, 1999 between SkyStream
          Corporation and certain stockholders of SkyStream
          Corporation
     4.3  Form of Warrant to Purchase Preferred Stock of SkyStream
          Corporation issued to William Kirsch, David Campbell, Helen
          E. McLaughlin O'Rourke and Glen Wallace McLaughlin
     4.4  Warrant to Purchase Common Stock of SkyStream Networks
          Corporation issued to the David Dollinger Living Trust
     4.5  Form of Restricted Stock Purchase Agreement entered into as of July 10, 1996 between SkyStream Corporation and each of
          Regis Gratacap, Robert S. Robinett, William Slattery and
          Simon Wong
     4.5.1 Form of Amendment to Restricted Stock Purchase Agreement
          entered into as of February 7, 1997 between SkyStream
          Corporation and each of Regis Gratacap, Robert S. Robinett,
          William Slattery and Simon Wong
     5.1  Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation
    10.1  Form of Indemnification Agreement between SkyStream Networks
          Inc. and each of its directors and executive officers
    10.2  1996 Stock Option Plan, as amended
    10.2.1 Form of Option Agreement under the 1996 Stock Option Plan
    10.2.2 Form of Exercise Notice and Restricted Stock Purchase
          Agreement under the 1996 Stock Option Plan
    10.3  2000 Employee Stock Purchase Plan and forms of agreement thereunder
    10.4  2000 Director Option Plan
    10.4.1 Form of Option Agreement under the 2000 Director Option Plan
    10.5  Employment Offer Letter dated June 12, 1997 from SkyStream
          Corporation to James D. Olson
    10.6  Employment Offer Letter dated September 8, 1997 from
          SkyStream Corporation to Susan Ketcham
    10.7  Employment Offer Letter dated January 30, 1998 from
          SkyStream Corporation to Chandy Nilakantan
    10.8  Employment Offer Letter dated April 17, 1998 from SkyStream
          Corporation to Clint Chao
    10.9  Employment Offer Letter dated November 1, 1998 from
          SkyStream Corporation to Dan Riordan

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
    10.10 Employment Offer Letter dated October 17, 1999 from
          SkyStream Corporation to David Olson
    10.11 Employment Offer Letter dated January 28, 2000 from
          SkyStream Networks to Roger E. George
    10.12 Sublease Agreement dated December 31, 1999 between SkyStream
          Networks and ARCADIS Geraghy & Miller, Inc. (formerly,
          Acurex Corporation)
    10.13 Lease dated October 23, 1976 between Richard N. Moseman,
          Bonnie Moseman Miller and Properties International, allrent,
          Inc. and Acurex Corporation ("Master Lease") and related
          agreements
    10.14 Lease dated February 8, 2000 between SkyStream Networks and
          De Guigne Ventures, a California Limited Liability
          Corporation and Addendum thereto
    10.15++ Nonexclusive International Value Added Reseller Agreement
          dated May 16, 1999 between SkyStream Networks and Miralite
          Communications
    10.16++ International Marketing, Distribution and Support Agreement
          dated April 18, 1999 between SkyStream Networks and Harris
          Corporation
    10.17++ Nonexclusive International Value Added Reseller Agreement
          dated December 1, 1999 between SkyStream Networks and
          International Datacasting Corporation
    10.18 Loan and Security Agreement dated as of August 31, 1998 between Lighthouse Capital Partners II, L.P. and SkyStream
          Corporation
    21.1  List of Subsidiaries of SkyStream Networks Inc.
    23.1  Consent of PricewaterhouseCoopers LLP, Independent
          Accountants
    23.2  Consent of Counsel (included in Exhibit 5.1)
    24.1  Power of Attorney (see page II-6)
    27.1  Financial Data Schedule

---------------
 + To be filed by amendment.

++ Confidential treatment requested.

     (b) FINANCIAL STATEMENT SCHEDULES
         Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     SkyStream hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by SkyStream for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of SkyStream pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, SkyStream has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by SkyStream of expenses incurred or paid by a director, officer, or controlling person of SkyStream in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, SkyStream will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     SkyStream hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by SkyStream Networks pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF MOUNTAIN VIEW, STATE OF CALIFORNIA, ON THE 8TH DAY OF MARCH, 2000.

                                          SKYSTREAM NETWORKS, INC.

                                          By /s/     JAMES D. OLSON
                                            ------------------------------------
                                             Name: James D. Olson
                                             Title: President and Chief
                                             Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, James D. Olson and Susan Ketcham, and each of them, as his or her attorney-in-fact, with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and any and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to the offering contemplated by this registration statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said registration statement.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

                       SIGNATURE                                      TITLE                  DATE
                       ---------                                      -----                  ----

                   /s/ JAMES D. OLSON                      President, Chief Executive    March 8, 2000
--------------------------------------------------------      Officer and Director
                     James D. Olson                       (Principal Executive Officer)

                   /s/ SUSAN KETCHAM                       Vice President, Finance and   March 8, 2000
--------------------------------------------------------     Chief Financial Officer
                     Susan Ketcham                            (Principal Accounting
                                                                    Officer)

                /s/ WENDELL G. VAN AUKEN                            Director             March 8, 2000
--------------------------------------------------------
                  Wendell G. Van Auken

                  /s/ GEOFFREY Y. YANG                              Director             March 8, 2000
--------------------------------------------------------
                    Geoffrey Y. Yang

                     /s/ JAMES RAMO                                 Director             March 8, 2000
--------------------------------------------------------
                       James Ramo

        REPORT OF FINANCIAL ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE

     Our report on the consolidated financial statements of SkyStream Networks Inc. has been included in this Form S-1 on page F-2. In connection with our audit of such financial statements, we have also audited the related financial statement schedule listed in the index page II-2 of this Form S-1. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly the information required to be included therein.

PricewaterhouseCoopers LLP
San Jose, California
March 7, 2000

                       VALUATION AND QUALIFYING ACCOUNTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
                                 (IN THOUSANDS)

                                     BALANCE AT                                   BALANCE
                                     BEGINNING       CHARGED       CREDITED       AT END
            DESCRIPTION              OF PERIOD     TO EXPENSES    TO EXPENSES    OF PERIOD
            -----------              ----------    -----------    -----------    ---------
Allowance for doubtful accounts
  receivable:
  Fiscal year ended December 31,
     1997..........................    $   --        $   --         $   --        $   --
  Fiscal year ended December 31,
     1998..........................        --            30             --            30
  Fiscal year ended December 31,
     1999..........................    $   30        $  164         $   11        $  183
Deferred tax valuation allowance:
  Fiscal year ended December 31,
     1997..........................    $   --        $1,393         $   --        $1,393
  Fiscal year ended December 31,
     1998..........................     1,393         1,959             --         3,352
  Fiscal year ended December 31,
     1999..........................    $3,352        $2,291         $   --        $5,643

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                     DESCRIPTION OF DOCUMENT
-------                    -----------------------
1.1+     Form of Underwriting Agreement
2.1      Merger Agreement between SkyStream Networks Corporation, a
         Delaware corporation, and SkyStream Networks Corporation, a
         California Corporation
3.1      Certificate of Incorporation of SkyStream Networks
         Corporation
3.1.1    Certificate of Amendment of Certificate of Incorporation of
         SkyStream Networks Corporation
3.1.2    Form of Certificate of Incorporation of SkyStream Networks
         Corporation to be in effect after the closing of the
         offering made under this Registration Statement
3.2      Bylaws of SkyStream Networks Corporation
4.1+     Form of Common Stock Certificate
4.2      Second Amended and Restated Rights Agreement dated as of
         February 5, 1999 between SkyStream Corporation and certain stockholders of SkyStream Corporation
4.2.1    First Amendment to Second Amended and Restated Rights
         Agreement dated as of March 22, 1999 between SkyStream
         Corporation and certain stockholders of SkyStream
         Corporation
4.2.2    Second Amendment to Second Amended and Restated Rights
         Agreement dated as of June 9, 1999 between SkyStream
         Corporation and certain stockholders of SkyStream
         Corporation
4.3      Form of Warrant to Purchase Preferred Stock of SkyStream
         Corporation issued to William Kirsch, David Campbell, Helen
         E. McLaughlin O'Rourke and Glen Wallace McLaughlin
4.4      Warrant to Purchase Common Stock of SkyStream Networks
         Corporation issued to the David Dollinger Living Trust
4.5      Form of Restricted Stock Purchase Agreement entered into as of July 10, 1996 between SkyStream Corporation and each of
         Regis Gratacap, Robert S. Robinett, William Slattery and
         Simon Wong
4.5.1    Form of Amendment to Restricted Stock Purchase Agreement
         entered into as of February 7, 1997 between SkyStream
         Corporation and each of Regis Gratacap, Robert S. Robinett,
         William Slattery and Simon Wong
5.1      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
         Corporation
10.1     Form of Indemnification Agreement between SkyStream Networks
         Inc. and each of its directors and executive officers
10.2     1996 Stock Option Plan, as amended
10.2.1   Form of Option Agreement under the 1996 Stock Option Plan
10.2.2   Form of Exercise Notice and Restricted Stock Purchase
         Agreement under the 1996 Stock Option Plan
10.3     2000 Employee Stock Purchase Plan and forms of agreement
         thereunder
10.4     2000 Director Option Plan
10.4.1   Form of Option Agreement under the 2000 Director Option Plan
10.5     Employment Offer Letter dated June 12, 1997 from SkyStream
         Corporation to James D. Olson
10.6     Employment Offer Letter dated September 8, 1997 from
         SkyStream Corporation to Susan Ketcham
10.7     Employment Offer Letter dated January 30, 1998 from
         SkyStream Corporation to Chandy Nilakantan
10.8     Employment Offer Letter dated April 17, 1998 from SkyStream
         Corporation to Clint Chao
10.9     Employment Offer Letter dated November 1, 1998 from
         SkyStream Corporation to Dan Riordan
10.10    Employment Offer Letter dated October 17, 1999 from
         SkyStream Corporation to David Olson

EXHIBIT
NUMBER                     DESCRIPTION OF DOCUMENT
-------                    -----------------------
10.11    Employment Offer Letter dated January 28, 2000 from
         SkyStream Networks to Roger E. George
10.12    Sublease Agreement dated December 31, 1999 between SkyStream
         Networks and ARCADIS Geraghy & Miller, Inc. (formerly,
         Acurex Corporation)
10.13    Lease dated October 23, 1976 between Richard N. Moseman,
         Bonnie Moseman Miller and Properties International, allrent,
         Inc. and Acurex Corporation ("Master Lease") and related
         agreements
10.14    Lease dated February 8, 2000 between SkyStream Networks and
         De Guigne Ventures, a California Limited Liability
         Corporation and Addendum thereto
10.15++  Nonexclusive International Value Added Reseller Agreement
         dated May 16, 1999 between SkyStream Networks and Miralite
         Communications
10.16++  International Marketing, Distribution and Support Agreement
         dated April 18, 1999 between SkyStream Networks and Harris
         Corporation
10.17++  Nonexclusive International Value Added Reseller Agreement
         dated December 1, 1999 between SkyStream Networks and
         International Datacasting Corporation
10.18    Loan and Security Agreement dated as of August 31, 1998
         between Lighthouse Capital Partners II, L.P. and SkyStream
         Corporation
21.1     List of Subsidiaries of SkyStream Networks Inc.
23.1     Consent of PricewaterhouseCoopers LLP, Independent
         Accountants
23.2     Consent of Counsel (included in Exhibit 5.1)
24.1     Power of Attorney (see page II-6)
27.1     Financial Data Schedule

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+  To be filed by amendment.

++ Confidential treatment requested.